As confidentially submitted to the Securities and Exchange Commission on November 23, 2020.
This draft registration statement has not been filed publicly with the Securities and Exchange Commission and all information herein remains strictly confidential.
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

SEMrush Holdings, Inc.
(Exact Name of Registrant as Specified in Its Charter)

Delaware	7372	84-4053265
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
800 Boylston Street, Suite 2475
Boston, MA 02199
(800) 851-9959
(Address, Including Zip Code, and Telephone Number, Including
Area Code, of Registrant’s Principal Executive Offices)

Oleg Shchegolev
Chief Executive Officer
SEMrush Holdings, Inc.
800 Boylston Street, Suite 2475
Boston, MA 02199
(800) 851-9959
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Kenneth J. Gordon, Esq. Jared J. Fine, Esq. Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 (617) 570-1000	Sharon Levine, Esq. Senior Vice President and General Counsel SEMrush Holdings, Inc. 800 Boylston Street, Suite 2475 Boston, MA 02199	Colin Diamond, Esq. White & Case LLP 1221 Avenue of the Americas New York, NY 10020 (212) 819-8200
Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this Registration Statement.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:  ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☐	Emerging growth company ☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(2)
Class A common stock, par value $0.00001 per share	$	$

(1)Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) of the Securities Act of 1933, as amended. Includes the offering price of additional shares of Class A common stock that the underwriters have the option to purchase from the registrant.
(2)Calculated pursuant to Rule 457(o) under the Securities Act of 1933, as amended, based on an estimate of the proposed maximum aggregate offering price.
The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
Subject to completion. Dated          , 2021.
Preliminary Prospectus
                 Shares
SEMrush Holdings, Inc.
Class A Common Stock

This is the initial public offering of SEMrush Holdings, Inc. We are offering       shares of our Class A common stock.
Prior to this offering, there has been no public market for our Class A common stock. It is currently estimated that the initial public offering price per share will be between $       and $       . We intend to list our Class A common stock on         under the symbol “SEMR.”
We have two classes of common stock, Class A common stock and Class B common stock. The rights of the holders of Class A common stock and Class B common stock are identical, except for voting and conversion rights. Each share of Class A common stock is entitled to one vote. Each share of Class B common stock is entitled to ten votes and is convertible at any time into one share of Class A common stock. The holders of our outstanding Class B common stock will hold approximately       % of the voting power of our outstanding capital stock upon completion of this offering, with our directors, executive officers, and their affiliates holding approximately       %.
We are an “emerging growth company” as defined under the federal securities laws and, as such, we have elected to comply with reduced reporting requirements for this prospectus and may elect to do so in future filings.
See “Risk Factors” beginning on page 15 to read about factors you should consider before buying shares of our Class A common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount(1)	$	$
Proceeds, before expenses, to SEMrush.	$	$
_____________
(1)See the section titled “Underwriting” beginning on page 135 for additional information regarding compensation payable to the underwriters.
We have granted the underwriters an option to purchase up to an additional       shares of Class A common stock from us within 30 days from the date of this prospectus, at the initial public offering price less the underwriting discount.

The underwriters expect to deliver the shares of Class A common stock to investors on or about       , 2021.

Goldman Sachs & Co. LLC	J.P. Morgan	Jefferies	KeyBanc Capital Markets
Piper Sandler		Stifel

Prospectus dated       , 2021.

TABLE OF CONTENTS
Prospectus

You should rely only on the information contained in this prospectus or in any free writing prospectus filed with the Securities and Exchange Commission. Neither we nor any of the underwriters have authorized anyone to provide any information or make any representations other than those contained in this prospectus or in any free writing prospectus we have prepared. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are offering to sell, and seeking offers to buy, shares of Class A common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our Class A common stock. Our business, financial condition, results of operations, and prospects may have changed since such date.
For investors outside of the United States: Neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourself about, and to observe any restrictions relating to, this offering and the distribution of this prospectus outside of the United States.

PROSPECTUS SUMMARY
This summary highlights selected information that is presented in greater detail elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our Class A common stock. You should read this entire prospectus carefully, including the sections titled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, our consolidated financial statements, and the related notes included elsewhere in this prospectus, before making an investment decision. Unless the context otherwise requires, the terms “SEMrush,” “the company,” “we,” “us” and “our” in this prospectus refer to SEMrush Holdings, Inc. and its consolidated subsidiaries.
SEMRUSH HOLDINGS, INC.
Overview
We are a leading online visibility management software-as-a-service platform. We enable companies globally to identify and reach the right audience for their content, in the right context, and through the right channels. Online visibility represents how effectively companies connect with consumers across a variety of digital channels, including search, social and digital media, digital public relations, and review websites. The evolving online landscape and information overload from online content has made it increasingly difficult for companies to understand and manage their online visibility. Our proprietary software-as-a-service (“SaaS”) platform enables us to aggregate and enrich trillions of data points collected from over 200 million unique domains. Our platform enables our customers to understand trends and act upon unique insights to improve their online visibility, drive high-quality traffic to their websites and social media pages, as well as online listings, distribute highly targeted content to their customers, and measure the effectiveness of their digital marketing campaigns. As of September 30, 2020, our differentiated platform empowered over 389,000 active free customers and over 63,000 paying customers in over 135 countries.
As interactions between companies and their customers continue to shift online, managing a company’s online visibility has become critical. With over 4.9 billion internet users in the third quarter of 2020, according to Internet World Stats, and consumers worldwide spending an average of over six and a half hours per day online, according to GlobalWebIndex, digital channels are essential for customer engagement. While these digital channels have made it easier for companies to have an online presence, with so many different sources of media competing for customers’ attention, it has become increasingly difficult for companies to be discovered by, and engage with, their customers. Most companies do not have the technology or resources to effectively ingest, aggregate, process, and analyze the vast amount of fragmented data from these diverse sources at scale to derive actionable insights. Companies often attempt to address individual aspects of online visibility, such as search engine optimization (“SEO”), search engine marketing (“SEM”), content marketing, social media management (“SMM”), digital public relations (“PR”), and competitive intelligence, among others. Fully integrated solutions are more likely to drive long-term traffic improvement than siloed approaches, offering more comprehensive functionality and insights, and combining strategies across owned, earned, and paid media.
Our fully integrated SaaS platform leverages our proprietary technology, differentiated data, and actionable insights to improve online visibility. We utilize machine learning capabilities to synthesize broad and deep data sets to derive actionable insights and analytics. Our ability to aggregate, crawl, and process massive data sets, including search engine, website traffic, backlink, online advertising, panel, customer reference, and social media data, enables our software to generate a comprehensive view of a company’s online visibility profile and identify the specific keywords, advertisements, third-party websites, and content that are driving traffic. We integrate with third-party solutions to create comprehensive end-to-end workflows across the entire marketing funnel. These workflows include analyzing trends, identifying potential opportunities to optimize visibility, creating high-quality content efficiently, helping customers assess different marketing approaches, executing campaigns regularly, and measuring the effectiveness of their marketing campaigns. As a result, we empower companies to improve their online visibility across key channels through a holistic strategy.
In a highly fragmented market with a myriad of network- and channel-specific solutions, our differentiated and integrated platform provides comprehensive insights into a company’s online visibility. Some large technology platforms including Google and Facebook offer their own solutions but are incentivized to prioritize their own paid channels, lack independence, and do not operate across rival networks. Meanwhile, individual solutions targeted at addressing one or a subset of business problems, or point solutions, rely on limited, channel-specific data, providing only partial, incomplete perspectives. Our technology collects, aggregates, and enriches a broad set of fragmented data across networks and channels, which we leverage to derive valuable and actionable insights that we provide our customers. As our data assets grow, our ability to provide insights improves, attracting more customers to our platform and enabling us to invest in new and existing products, thereby further strengthening our competitive position. According to G2.com, Inc. (“G2”), our platform is listed as a leader across 14 categories, including SEO, competitive intelligence, local marketing, content analytics, and social media analytics, reinforcing the strategic advantages of providing a comprehensive solution.
We offer our solutions on a tiered, recurring subscription basis, which provides varying levels of access to our over 50 products, tools, and add-ons across online visibility management. Some customers start using our products, tools, and add-ons on a free basis before purchasing a subscription to receive premium functionality and additional user licenses. Our compelling value proposition, effective go-to-market strategy, and recurring revenue model drives efficient unit economics. These attributes have enabled us to cost-effectively acquire over 63,000 paying customers as of September 30, 2020, spanning a broad range of industries and geographies.
We utilize a highly efficient, low-touch sales approach focused on driving customers to our platform through a self-service model, allowing our sales team to focus on retention and account expansion. Our tiered pricing structure also drives meaningful upsell opportunities through higher usage limits, greater product functionality, additional user licenses, and product add-ons, as reflected by our dollar-based net revenue retention rate of 120% and     % during the years ended December 31, 2019 and 2020, respectively. We have introduced several new add-on offerings, which has enabled us to grow our annual recurring revenue (“ARR”) per paying customer from $1,892 in the year ended December 31, 2019 to $     in the year ended December 31, 2020.
Our success is driven by our experienced leadership team and culture of continuous innovation. We have been led by our co-founders, Oleg Shchegolev and Dmitry Melnikov, since our inception 12 years ago. Our culture is driven by a collaborative and innovative leadership style, which has allowed us to expand from a single product in 2008 to our comprehensive online visibility management SaaS platform comprised of over 50 products, tools, and add-ons today.
Our capital efficient model has enabled us to grow to $102.6 million in ARR as of December 31, 2019, having raised only $37 million in capital since we were founded. For the years ended December 31, 2019 and 2020, our revenue was $92.1 million and $      million, respectively, representing growth of       %. For the years ended December 31, 2019 and 2020, our net loss was $10.2 million and $      million, respectively.
Our Industry
Cisco estimates that 66% of the global population is expected to have internet connectivity by 2023. To engage with this massive consumer community, companies are continuing to rapidly increase their online presence. The COVID-19 pandemic has further accelerated this trend as traditional brick-and-mortar companies are forced to operate online to survive in the wake of government-mandated shut-downs and social distancing practices. For example, based on a survey by McKinsey & Company, globally, the percentage of consumer interactions that are digital increased to 58% in July 2020, up from

36% in December 2019. Meanwhile, companies that have historically relied on face-to-face interactions to promote and sell their products and services, such as business-to-business companies that host a range of events, presentations, and trade shows, have been required to transition online to continue driving demand. However, the significant increase in availability of digital content, including social media, blogs, and videos, accelerated by social media and organic search, has further driven increased competition for consumers’ attention.
The awareness stage is the most critical part of the digital marketing process, as it introduces a company’s brand to consumers and educates them on its differentiation and value proposition. An initial positive company-consumer interaction improves the efficacy of the digital marketing process. Efficient consumer acquisition enables companies to scale and drive long-term return on investment (“ROI”) on their sales and marketing spend.
Companies utilize a number of digital strategies to drive online awareness, including paid advertisement, social media, digital PR, owned media, and SEO. Investing in only a single strategy is not sufficient to maximize online visibility and may not yield meaningful ROI on digital investments. While paid advertisements are effective at driving immediate traffic to their websites(s) they are costly and require routine updates with new content. Social media and digital PR are effective at driving sustained traffic and awareness over the long term, but require significant upfront time and costs to invest in relationships with social media influencers and journalists. Lastly, once a company’s site and keywords are ranked on search engines, such ranking is sustained for an extended period of time, driving long-term traffic; however, it takes significant time to create content and attain an advantageous rank in search engines across key categories. As a result, companies benefit from utilizing a comprehensive strategy that combines paid advertisements, social media, digital PR, owned media, and SEO to drive long-term ROI on their digital spend and maximize traffic to their website(s). The following diagram is an illustration of the benefits for a company that pursues a comprehensive and holistic online strategy.
The Limitations of Existing Solutions
We believe that existing solutions do not provide companies with holistic online visibility management. The key limitations of existing solutions include:
•Companies lack the technology to aggregate and process broad and deep data sets. Companies collect data from online content through a broad range of individual channels and networks but struggle to aggregate and process the data, which makes it difficult to form a complete view of how efficiently their content drives traffic to their websites. Even if companies had the ability to generate their own internal data, they lack the competitive intelligence and perspectives on other websites to synthesize the data to derive analytics and insights.

•Lack of comprehensive analytics and insights. Network-specific and point solutions are not able to provide comprehensive insights about a company’s online visibility, limiting a company’s ability to make a fulsome set of changes to drive more and higher quality traffic to their websites.
•Large technology platforms do not provide unbiased, comprehensive insights. Some large technology platforms, including Google and Facebook, only provide insights into their own networks and are financially incentivized to prioritize their own paid channels. This significantly limits their ability to provide comprehensive insights and functionality for potential customers and underscores the need for an independent, unbiased online visibility solutions provider.
•Limited third-party integrations. Third-party integrations are critical to provide incremental data and seamless end-to-end workflows, addressing top-of-funnel needs for marketing professionals. However, most existing solutions have limited integrations, significantly impacting their functionality and usefulness, requiring companies to spend time and money integrating several solutions themselves.
•Not designed for a comprehensive view of online visibility. Many companies need to combine perspectives from multiple third-party vendors to form a holistic view of their online presence. This dynamic complicates the customer experience and may undermine a company’s ability to derive actionable insights as products from different vendors may not communicate with each other. It is critical for teams across an organization to work together to effectively manage a company’s online visibility, but managing multiple products makes collaboration more challenging.
•Inefficiency. Subscribing to a patchwork of multiple point solutions for analytics and insights can be expensive and diminish returns on technology investments. This inefficiency results in increased costs due to the need to integrate multiple information technology (“IT”) systems and the manpower required to train and utilize multiple software platforms.
The Benefits of Our Solution
The key benefits of our solution include:
•Robust, proprietary technology platform. We developed our technology platform over the last 12 years, leveraging machine learning to aggregate, cleanse, and analyze an immense amount of proprietary and third-party unstructured data. Our data assets include over 200 million domain profiles, 20 billion keywords, click stream panel data from billions of events per week, over 33 trillion backlinks, over 17 billion URLs crawled per day on average, 310 million Google Display Network banner advertisements, over 1 billion Google search advertisement samples, and a range of data aggregated from social media networks, all of which scale continuously as customers use our platform.
•All-in-one SaaS solution to provide comprehensive online visibility. Our software products cover key aspects of online visibility, including SEO, SEM, content, advertising, competitive research, SMM, and digital PR. Our comprehensive solution is built with differentiated insights into traffic sources for specific sites, analysis of drivers of traffic to a company’s and its competitors’ websites, the keywords that are driving this traffic, and the effectiveness of a company’s content marketing strategy.
•End-to-end workflows with third-party integrations. Our platform maintains a range of seamless third-party integrations for data, workflow, and reporting capabilities, enabling our customers to manage every critical step in optimizing their online visibility. Notable integrations include Google Analytics, YouTube, Facebook, Twitter, Domo, Yext, and Microsoft Outlook.

•Intuitive, easy-to-use platform. Our SaaS platform prioritizes the customer experience and promotes collaboration across functional teams. We have developed easy-to-use dashboards, report builders, project sharing, and task management capabilities that streamline the analytics process for our customers through an intuitive and modern customer experience, while enabling intra-company teams to work together seamlessly to manage a company’s online visibility.
•Strong value proposition. Our comprehensive product suite delivers differentiated insights through a singular platform that enables companies to efficiently manage online visibility, reduce traffic acquisition costs, promote consumer engagement, minimize the cost associated with managing multiple third-party vendors, and acquire new customers.
Our Market Opportunity
As companies of all sizes and across all industries continue to transition online, we believe that the availability of digital content will continue to increase and thus drive further competition for consumers’ attention. We believe that in order for companies to connect with existing and new potential consumers, companies will need to increase their online visibility. Companies must have a complete picture of their online visibility relative to their competition, and we believe that our fully integrated SaaS platform provides companies comprehensive and actionable insights to drive online traffic.
We estimate that, based on our current average customer spending levels, the annual global potential market opportunity for our online visibility management SaaS platform is currently $12.7 billion. We calculated this estimate based on the number of small companies (those with less than 20 employees), medium sized companies (those with between 20 and 499 employees), and large companies (those with 500 or more employees) in the United States, based on information published by the U.S. Census Bureau. With approximately 54% of our revenue coming from customers outside of the United States in 2019, we believe the opportunity internationally is at least as large as in the United States. We then multiplied the total number of companies in each segment by the average revenue per customer for each segment. We calculate the average revenue per customer for each segment using internal data based on actual customer spend. We assume 50% online penetration in the small company segment and 100% penetration in the medium sized and large company segments. We believe that a 50% online penetration estimate for the small company segment is conservative as small companies are continuing to shift their operations online, particularly in response to the COVID-19 pandemic. As such, at 100% penetration, we estimate that our global annual potential market opportunity is over $20 billion.
Our Growth Strategies
The key elements of our growth strategy include:
•Acquire new paying customers. We expect to continue to target new customers who have not yet adopted online visibility management solutions and those who are currently using our free offering. Our sales model for new customers is highly efficient due to our low-friction, self-service onboarding capabilities that allow us to acquire new customers with relatively low sales investment. Additionally, we focus on the conversion of free customers to paying customers.
•Expand the use of our platform by our existing paying customer base. Our substantial base of over 63,000 paying customers as of September 30, 2020, presents a significant opportunity to increase monetization. We expect to continue to grow our revenue from our existing customers as they seek to add premium features and additional user licenses, as reflected by our dollar-based net revenue retention rate of 120% and       % during the years ended December 31, 2019 and 2020, respectively.
•Continue to innovate and develop new products and features. We continue to invest in research and development to enhance our platform and release new products and features while bolstering one of the largest independent data sets for online visibility. We maintain close relationships with our customer base whom provide us with frequent and real-time feedback, which we leverage to rapidly update and optimize our platform. The release of new products, tools, add-ons, and features has enabled us to drive higher monetization over time as we have increased our ARR per paying customer from $1,892 in the year ended December 31, 2019 to $     in the year ended December 31, 2020. For example, we released our premium Competitive Intelligence add-on offering in the first quarter of 2019 and in seven quarters have scaled it to over $5.8 million in ARR.
•Pursue opportunistic M&A. Our management team expects to continue to allocate resources to identify, evaluate, and execute strategic acquisitions. For example, we acquired Prowly.com sp. z o. o. (“Prowly”) in August 2020 to expand our technological capabilities and solutions offerings. Prowly significantly accelerated our product expansion into the digital PR software space and added four new product categories, as defined by G2, to our product portfolio.
Summary of Risks Affecting Us
Investing in our Class A common stock involves substantial risks. The risks described in the section titled “Risk Factors” immediately following this summary may cause us to not realize the full benefits of our competitive strengths or to be unable to successfully execute all or part of our strategy and may cause our business, financial condition, liquidity, results of operations, and prospects to be materially and adversely affected. Some of the more significant risks include the following:
•Our business and operating results will be harmed if our paying customers do not renew and/or upgrade their premium subscriptions or if they fail to purchase additional products.
•If we fail to attract new potential customers, register them for trials, and convert them into paying customers, our operating results would be harmed.
•The market in which we operate is intensely competitive, and if we do not compete effectively, improve and introduce compelling new products, add-ons, and tools, and offer high-quality customer service, our ability to attract and retain customers could be harmed.
•We have incurred losses in the past and may not achieve profitability in the future.
•Our products depend on third-party data sources and third-party integrations, the loss or impairment of which could cause our business to suffer.
•If we are unable to maintain and enhance our brand our ability to maintain and expand our customer base may be impaired, and our business and financial results may be harmed.
•The loss of one or more of our executive officers and other key employees, a failure to attract and retain other highly skilled employees, or an inability to maintain our company’s culture could harm our business.
•If we fail to maintain and improve our methods and technologies, including anticipating or adapting to new social media platforms, or fail to anticipate new methods or technologies for data collection and analysis, hardware, software, and software related technologies, competing products and services could surpass ours in depth, breadth, or accuracy of our data, the insights that we offer or in other respects
•Failures or loss of, or material changes with respect to, the third-party hardware, software, and infrastructure on which we rely, including third-party data center hosting facilities and third-party distribution channels to support our operations, could adversely affect our business.

•Breaches, unauthorized access or disclosure of or changes in laws or public perception related to confidential information or personal information of any customers of our platform could cause our reputation to be harmed and we may be exposed to liability.
•In recent periods, we have experienced, and expect to continue to experience, rapid growth and organizational change. If we fail to manage our growth effectively, we may be unable to execute our business plan, maintain high-quality customer service, and customer satisfaction or attract new employees and customers.
•We are exposed to risks associated with premium subscription and payment processing and any disruption to such processing systems could adversely affect our business and results of operations.
•A significant portion of our operations is located outside of the United States, which subjects us to additional risks, including increased complexity, the costs of managing international operations, geopolitical instability, and fluctuations in currency exchange rates.
•Adverse or weakened general economic and market conditions, including in connection with the COVID-19 pandemic, may reduce spending on sales and marketing technology and information technology, and may affect how we operate our business, which could harm our revenue, results of operations, and cash flows.
•Changes in the sizes or types of paying customers that purchase premium subscriptions to our platform or products could affect our business, and our financial results may fluctuate due to increasing variability in our sales cycles.
•Forecasts of our market and market growth may prove to be inaccurate, and even if the markets in which we compete achieve the forecasted growth, there can be no assurance that our business will grow at similar rates, or at all.
•We may be subject to litigation for any of a variety of claims, which could harm our reputation and adversely affect our business, results of operations, and financial condition.
•Our failure to use the proceeds of this offering effectively or to raise additional capital or generate cash flows necessary to expand our operations and invest in new technologies in the future could reduce our ability to compete successfully and harm our results of operations.
•Our referral partners and resellers provide revenue to our business, and we benefit from our association with them. Our failure to maintain successful relationships with these partners could adversely affect our business.
•The dual class structure of our common stock has the effect of concentrating voting control with those stockholders who held our capital stock prior to the completion of this offering, including our directors, executive officers, and their affiliates, who will hold in the aggregate        % of the voting power of our capital stock upon the completion of this offering, which will limit or preclude your ability to influence corporate matters.
Channels for Disclosure of Information
Investors, the media, and others should note that, following the completion of this offering, we intend to announce material information to the public through filings with the U.S. Securities and Exchange Commission (the “SEC”), the investor relations page on our website, press releases and public conference calls, and webcasts.

Corporate Information
We were founded in 2008 and operated as an unincorporated entity prior to our incorporation in 2012 as Semrush Inc., a Delaware corporation (“SEMrush US Sub”). In 2013, all of the outstanding shares of SEMrush US Sub’s common stock were transferred to Bootstrap Marketing Group Ltd, a Cyprus limited liability company, and as a result, SEMrush US Sub became a wholly owned subsidiary of Bootstrap Marketing Group Ltd. In 2015, Bootstrap Marketing Group Ltd. was renamed SEMrush CY LTD (“SEMrush CY”). Prior to December 2019, SEMrush CY had three wholly owned subsidiaries, SEMrush RU Limited, a Russian limited company (“SEMrush RU”), SEMrush SM Limited, a Russian limited company (“SEMrush SM”), and SEMrush US Sub. SEMrush US Sub in turn had one wholly owned subsidiary, SEMrush CZ s.r.o., a Czech Republic limited liability company (“SEMrush CZ”).
On December 19, 2019, SEMrush Holdings, Inc., a Delaware corporation, was incorporated and entered into a Contribution and Exchange Agreement with SEMrush CY, pursuant to which the holders of all outstanding shares of capital stock of SEMrush CY contributed those shares to SEMrush Holdings, Inc. in exchange for shares of capital stock of SEMrush Holdings, Inc. (the “2019 Share Exchange”). Upon the 2019 Share Exchange, the historical consolidated financial statements of SEMrush CY included in this prospectus became the historical consolidated financial statements of SEMrush Holdings, Inc. On December 27, 2019, we completed a series of transfer, assignment and assumption transactions pursuant to which, among other assets assigned from SEMrush CY to SEMrush Holdings, Inc. and SEMrush US Sub, each of SEMrush CY, SEMrush RU, SEMrush SM, and SEMrush US Sub became wholly owned subsidiaries of SEMrush Holdings, Inc. SEMrush CZ remains a wholly owned subsidiary of SEMrush US. Additionally, in August 2020, SEMrush completed its acquisition of Prowly. SEMrush CY, SEMrush RU, SEMrush SM, SEMrush US Sub, SEMrush CZ, and Prowly are collectively referred to herein as the “Subsidiaries”.
Our principal executive offices are located at 800 Boylston Street, Suite 2475, Boston, MA 02199 and our telephone number is (800) 851-9959. Our website address is www.semrush.com. Information contained on or that can be accessed through our website does not constitute part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.
“SEMRush” is our registered trademark in the United States, Australia, Bahrain, Belarus, Bosnia and Herzegovina, China, the European Union (“EU”), Iceland, India, Iran, Israel, Japan, Kazakhstan, Liechtenstein, Monaco, Montenegro, New Zealand, Norway, Russia, Serbia, Singapore, South Korea, Swaziland, Switzerland, Turkey, Ukraine, and Vietnam. We have two additional registered trademarks in the United States, and pending trademark applications in the United States, Brazil, Canada, and the Philippines. Other trademarks and trade names referred to in this prospectus are the property of their respective owners.
Emerging Growth Company
We are an emerging growth company within the meaning of the JOBS Act. As an emerging growth company, we may take advantage of certain exemptions from various public reporting requirements, including the requirement that our internal control over financial reporting be audited by our independent registered public accounting firm pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, certain requirements related to the disclosure of executive compensation in this prospectus, in our periodic reports, and proxy statements, and the requirement that we hold a nonbinding advisory vote on executive compensation and any golden parachute payments. We may take advantage of these exemptions until we are no longer an emerging growth company. We may choose to take advantage of some, or all, of the available exemptions. We have taken advantage of some reduced reporting burdens in this prospectus. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold stock.

We will remain an emerging growth company until the earliest to occur of (1) the last day of the fiscal year (a) following the fifth anniversary of the closing of this offering, (b) in which we have total annual gross revenues of $1.07 billion, or (c) in which we are deemed to be “a large accelerated filer,” under the rules of the SEC, which means the market value of our equity securities that is held by non-affiliates exceeds $700 million, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.
In addition, under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected not to “opt out” of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we will adopt the new or revised standard at the time private companies adopt the new or revised standard and will do so until such time that we either (i) irrevocably elect not to avail ourselves of such extended transition period or (ii) no longer qualify as an emerging growth company.
For certain risks related to our status as an emerging growth company, see the section titled “Risk Factors — Risks Related to Ownership of Our Class A Common Stock — We are an emerging growth company and we cannot be certain that the reduced disclosure requirements applicable to emerging growth companies will not make our Class A common stock less attractive to investors.”

THE OFFERING

Class A common stock offered by us	shares

Underwriters’ option to purchase additional shares of Class A common stock from us	We have granted the underwriters an option, exercisable for 30 days after the date of this prospectus, to purchase up to an additional shares of Class A common stock from us.

Class A common stock to be outstanding after this offering	shares (or shares if the underwriters’ option to purchase additional shares of Class A common stock in this offering is exercised in full)

Class B common stock to be outstanding after this offering	shares

Total Class A common stock and Class B common stock to be outstanding after this offering	shares (or shares if the underwriters’ option to purchase additional shares of Class A common stock in this offering is exercised in full)

Use of proceeds	The principal purposes of this offering are to increase our capitalization and financial flexibility, create a public market for our Class A common stock, and enable access to the public equity markets for our stockholders and us. We estimate that the net proceeds from the sale of shares of our Class A common stock that we are selling in this offering will be approximately $ million (or approximately $ million if the underwriters’ option to purchase additional shares in this offering is exercised in full), based upon an assumed initial public offering price of $ per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We currently intend to primarily use the net proceeds of this offering to invest further in our sales and marketing activities to grow our customer base, to fund our research and development efforts to enhance our technology platform and product functionality, to pay general and administrative expenses, and to fund our other growth strategies described elsewhere in this prospectus. We may also use a portion of the net proceeds for the acquisition of complementary companies, technologies or other assets, although we currently have no agreements, commitments or understandings with respect to any such transaction.

Voting rights	Shares of our Class A common stock are entitled to one vote per share.

Shares of our Class B common stock are entitled to ten votes per share.

Holders of our Class A common stock and Class B common stock will generally vote together as a single class, unless otherwise required by law or our amended and restated certificate of incorporation. The holders of our outstanding Class B common stock will hold approximately % of the voting power of our outstanding capital stock upon the completion of this offering and will have the ability to control the outcome of matters submitted to our stockholders for approval, including the election of our directors and the approval of any change in control transaction. See the sections titled “Principal Stockholders” and “Description of Capital Stock” for additional information.

Concentration of ownership	Upon completion of this offering, our executive officers, directors, and their affiliates, will beneficially own, in the aggregate, approximately % of the voting power of our outstanding shares of common stock. See the section titled “Principal Stockholders” for additional information.

Risk factors
Investing in our Class A common stock involves a high degree of risk. See the section titled “Risk Factors” beginning on page 15 for a discussion of factors you should carefully consider before deciding to invest in our Class A common stock.

Proposed trading symbol	“SEMR”
The number of shares of Class A and Class B common stock that will be outstanding after this offering is based on no shares of our Class A common stock and          shares of our Class B common stock outstanding as of December 31, 2020, and excludes:
•          shares of Class B common stock issuable upon the exercise of stock options outstanding as of December 31, 2020 under our Amended and Restated 2019 Stock Option and Grant Plan (the “2019 Plan”), at a weighted-average exercise price of $          per share;
•          shares of Class B common stock available for future issuance as of December 31, 2020 under the 2019 Plan, which will cease to be available for issuance at the time that our 2021 Stock Option Plan (the “2021 Plan”) becomes effective;
•          shares of Class A common stock available for future issuance under our 2021 Plan, which will become effective upon the effectiveness of the registration statement of which this prospectus is a part; and
•          shares of Class A common stock available for future issuance under our Employee Stock Purchase Plan (“ESPP”), which will become effective upon the effectiveness of the registration statement of which this prospectus is a part.
Our 2021 Plan and ESPP each provide for annual automatic increases in the number of shares reserved thereunder, and our 2021 Plan also provides for increases to the number of shares of Class A common stock that may be granted thereunder based on shares underlying any awards under our 2019 Plan that expire, are forfeited or are otherwise terminated, as more fully described in the section titled “Executive Compensation—Employee Benefit and Stock Plans.”

Except as otherwise indicated, all information in this prospectus assumes:
•the filing and effectiveness of our amended and restated certificate of incorporation and the adoption of our amended and restated bylaws, each of which will occur immediately prior to the completion of this offering;
•the automatic conversion of all outstanding shares of our preferred stock into an aggregate of          shares of our Class B common stock, the conversion of which will occur immediately prior to the completion of this offering;
•the reclassification of our outstanding existing common stock into an equivalent number of shares of our Class B common stock, which will occur immediately prior to the completion of this offering;
•no exercise of the outstanding options described above; and
•no exercise by the underwriters of their option to purchase up to an additional          shares of Class A common stock from us in this offering.

SUMMARY CONSOLIDATED FINANCIAL DATA
The following tables summarize our consolidated financial data and other data. We have derived the summary consolidated statements of operations data for the years ended December 31, 2019 and 2020 and the consolidated balance sheet data as of December 31, 2020 from our audited consolidated financial statements included elsewhere in this prospectus. Our historical results are not necessarily indicative of results that may be expected in the future. The following summary consolidated financial data and other data should be read in conjunction with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, our consolidated financial statements, and related notes included elsewhere in this prospectus.

	Year Ended December 31,
	2019	2020
	(in thousands, except per share data)
Consolidated Statements of Operations Data:
Revenue	$92,109
Cost of revenue (1)	22,540
Gross profit	69,569
Operating expenses
Sales and marketing (1)	41,719
Research and development (1)	14,224
General and administrative (1)	21,848
Total operating expenses	77,791
Loss from operations	(8,222)
Other expense, net	1,480
Loss before income taxes	(9,702)
Provision for income taxes	464
Net loss	$(10,166)
Net loss per share attributable to common stockholders—basic and diluted: (2)	$(0.32)
Weighted-average number of shares of common stock used in computing net loss per share attributable to common stockholders—basic and diluted:	31,510
Pro forma net loss per share attributable to common stockholders—basic and diluted: (3)
Pro forma weighted-average number of shares of common stock used in computing pro forma net loss per share attributable to common stockholders—basic and diluted:
__________________
(1)See the sections titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Stock-Based Compensation” for detail on stock-based compensation as included within these financial statement line items.
(2)Basic and diluted net loss per share attributable to common stockholders is computed based on the weighted-average number of ordinary shares outstanding during each period. For additional information, see Note 2 to the notes to our consolidated financial statements included elsewhere in this prospectus.
(3)Pro forma basic and diluted net loss per share attributable to common stockholders and pro forma weighted-average shares outstanding has been computed to give effect to the conversion of all of our outstanding shares of preferred stock shares of common stock, which will occur upon the closing of this offering, as if such conversion occurred as of the beginning of the period presented or the date of original issuance, whichever is later.

As of December 31, 2020
	Actual	Pro Forma(1)	Pro Forma As Adjusted(2)(3)
(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$	$	$
Working capital (4)
Total assets
Total liabilities
Redeemable convertible preferred stock
Total stockholders’ (deficit) equity
__________________
(1)Pro forma amounts reflect the (i) automatic conversion of all outstanding shares of our preferred stock into shares of our Class B common stock immediately prior to the closing of our initial public offering, and (ii) the reclassification of our outstanding common stock into shares of our Class B common stock immediately prior to the closing of our initial public offering.
(2)Pro forma as adjusted amounts reflect the pro forma conversion adjustments described in footnote (1) above, as well as the sale and issuance by us of         shares of our Class A common stock in this offering, based on an assumed initial public offering price of $           per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts, and commissions and estimated offering expenses payable by us.
(3)Each $1.00 increase or decrease in the assumed initial public offering price of $ per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, our cash and cash equivalents, additional paid-in capital, and total stockholders’ equity (deficit) by approximately $ million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions payable by us. Similarly, each increase or decrease of 1.0 million shares in the number of shares of our Class A common stock offered by us would increase or decrease, as applicable, our cash and cash equivalents, additional paid-in capital, and total stockholders’ equity (deficit) by approximately $ million, assuming the assumed initial public offering price remains the same, and after deducting estimated underwriting discounts and commissions payable by us.
(4)We define working capital as total current assets less total current liabilities.

Risk Factors
Investing in our Class A common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information in this prospectus, before making a decision to invest in our Class A common stock. If any of the risks actually occur, our business, results of operations, financial condition, and prospects could be harmed. In that event, the trading price of our Class A common stock could decline, and you could lose part or all of your investment.
Most Material Risks to Us
We derive, and expect to continue to derive, substantially all of our revenue and cash flows from our paying customers with premium subscriptions, and our business and operating results will be harmed if our paying customers do not renew their premium subscriptions.
We derive, and expect to continue to derive, substantially all of our revenue and cash flows from our paying customers with premium subscriptions. Our business and financial results depend on our paying customers renewing their subscriptions for our products when existing contract terms expire. Although our customer agreements provide for auto-renewal of subscriptions, our paying customers have no obligation to renew their premium subscriptions if they provide proper notice of their desire not to renew, and we cannot guarantee that they will renew their premium subscriptions for the same or longer terms, the same or a greater number of user licenses or products and add-ons, or at all. We offer premium subscriptions on a monthly or annual basis with our annual subscriptions receiving a discount for the longer term commitment. Our paying customers predominantly choose monthly subscription terms, which allow them to terminate or adjust their premium subscriptions with us on a monthly basis as external factors change and could cause our results of operations to fluctuate significantly from quarter to quarter. Our renewal rates, including our dollar-based net revenue retention rate, may decline or fluctuate as a result of a number of factors, including customer satisfaction with our platform and products, reliability of our products, our customer success and support experience, the price and functionality of our platform, products, and add-ons relative to those of our competitors, mergers and acquisitions affecting our customer base, the effects of global economic conditions and other external factors, or reductions in our customers’ spending levels. Our business and operating results will be adversely affected if our paying customers do not renew their premium subscriptions.
Our business and operating results will be harmed if our paying customers do not upgrade their premium subscriptions or if they fail to purchase additional products.
Our future financial performance also depends in part on our ability to continue to upgrade paying customers to higher-tier subscriptions and sell additional user licenses, and products and add-ons such as Prowly, Sellerly, and Competitive Intelligence. Conversely, our paying customers may convert to lower-cost or free subscriptions if they do not perceive value in paying for our higher-tier subscriptions, thereby impacting our ability to increase revenue. For example, a paying customer subscribing to our core product through a “Business” subscription may downgrade to the “Guru” subscription if they do not deem the additional features and functionality worth the incremental costs. To expand our relationships with our customers, we must demonstrate to existing paying and free customers that the additional functionality associated with an upgraded subscription outweighs the incremental costs. Our customers’ decisions as to whether to upgrade their subscriptions or not is driven by a number of factors, including customer satisfaction with the security, performance, and reliability of our platform and products, general economic conditions, the price and functionality of our platform and products relative to those of our competitors, and customer reaction to the price for additional products. If our efforts to expand our relationships with our existing paying and free customers are not successful, our revenue growth rate may decline and our business and operating results will be adversely affected.

If we fail to attract new potential customers through unpaid and paid marketing efforts, register them for trials, and convert them into paying customers, our operating results would be harmed.
The number of new customers we attract, whether as free or paying customers, is a key factor in growing our customer and premium subscription base which drive our revenues and collections. We utilize various unpaid content marketing strategies, including blogs, webinars, thought leadership, and social media engagement, as well as paid advertising, to attract visitors to our websites. We cannot guarantee that these unpaid or paid marketing efforts will continue to attract the same volume and quality of traffic to our websites or will continue to result in the same level of registrations for premium subscriptions as they have in the past. In the future, we may be required to increase our marketing spend to maintain the same volume and quality of traffic. Moreover, we cannot be certain that increased sales and marketing spend will generate more paying customers without increasing our customer acquisition costs on a per paying customer basis. We offer potential customers several tiered subscription options for our online visibility management platform, including free subscriptions of a limited-functionality product and premium subscriptions of our “Pro”, “Guru” or “Business” offerings for our core product, depending on the level of functionality they seek. We have materially grown our number of paying customers through the provision of free subscriptions and through trials of a premium version of our online visibility and marketing insight products. Trial subscriptions automatically become premium subscriptions if the customer does not opt out of the trial subscription after the trial period is over, and such trial subscriptions can be upgraded to obtain additional features, functionality, and varying levels of access and report generating capabilities. In the future, we may be required to provide additional functionality to our free subscriptions to attract visitors to our websites and incent visitors to sign up for free subscriptions. In addition, we encourage our free customers to upgrade to premium subscriptions through in-product prompts and notifications, by recommending additional features and functionality, and by providing customer support to explain such additional features and functionality. Our failure to attract new free customers and convert them into paying customers could have a material adverse effect on our operating results as our business may be adversely affected by the costs of, and sales lost from, making certain of our products available on a free basis. While we do not receive any revenue from our customers who use our platform on a free basis, we bear incremental expenses as a result of their continuing free access to our platform and certain of our products.
The market in which we operate is intensely competitive, and if we do not compete effectively, our ability to attract and retain free and paying customers could be harmed, which would negatively impact our business and operating results.
The market for our products is fragmented, rapidly evolving, and highly competitive, with relatively low barriers to entry. Our all-in-one software-as-a-service (“SaaS”) platform competes with software products and solutions that are focused on a particular customer need, or point solutions. For example, we compete with point solutions for search advertising and search engine optimization (“SEO”), marketing analytics and social media management (“SMM”), market intelligence, and web analytics services. Our ability to attract and retain free and paying customers depends in part on the actual and perceived quality and design of our platform, products, and add-ons compared to competitive point solutions and continued market acceptance of our platform, products, and add-ons for existing and new use-cases. To remain competitive and to acquire new customers, we must deliver features and functionality that enhance the utility and perceived value of our platform, products, and add-ons to our prospective and existing customers. Our platform, products, and add-ons must (i) operate without the presence of material software defects, whether actual or perceived, (ii) maintain deep and rich data sources, (iii) adapt to the changing needs of our current and prospective customers including by developing new technology, (iv) adapt to changing functionality and provide interoperability with third-party application programming interfaces (“APIs”), (v) maintain and develop integrations with complementary third-party services that provide value to our customers, (vi) be easy to use and visually pleasing, (vii) deliver rapid return on investment to our customers across multiple functions within their organizations, and (viii) be delivered with a superior customer support experience. We may not be successful in delivering on some or all of the foregoing or in doing so while maintaining competitive pricing, which could result in customer dissatisfaction leading to termination or downgrades of premium subscriptions, fewer new free customers, fewer subscription upgrades or lower dollar-based net revenue retention rates, prospective customers’ selection of our competitors’ products over our own, and other adverse effects on our business.
Many of our current and future competitors benefit from competitive advantages over us, such as greater name recognition, longer operating histories, more targeted products for specific use cases, larger sales and more established relationships or integrations with third-party data providers, search engines, online retail platforms, and social media networking sites, and more established relationships with customers in the market. Additionally, many of our competitors may expend a considerably greater amount of funds on their research and development efforts, and those that do not, may be acquired by larger companies that would allocate greater resources to our competitors’ research and development programs. Specifically, our competitors focusing on point solutions may have the ability to expend greater funds in a more targeted manner to develop superior solutions that address a specific need, as compared to our research and development expenditures which are allocated across our platform. In addition, some of our competitors may enter into strategic relationships or consummate strategic acquisitions to offer a broader range of functionality than we do, a more competitive multi-point solution, or to address needs that our platform does not. These types of business combinations may make it more difficult for us to acquire new free customers or maintain or upgrade our free and paying customers, any of which could ultimately impact our ability to compete effectively. We expect these competitive pressures to continue as competitors attempt to strengthen or preserve their market positions and as new competitors enter the market.
Demand for our platform is also price sensitive. Many factors, including our marketing, sales and technology costs, and the pricing and marketing strategies of our competitors, can significantly affect our pricing strategies. Certain competitors offer, or may in the future offer, lower-priced or free products that compete with our platform, products, and/or add-ons, or may bundle their solutions with other companies’ offerings to provide a broader range of functionality at reduced volume pricing. Similarly, certain competitors may use marketing strategies that enable them to acquire customers at a lower cost than we do. Even if such competitive products do not include all the features and functionality that our platform provides, we could face pricing pressure to the extent that customers find such alternative products to be sufficient to meet their needs or do not perceive a material return on investment from the additional features and functionality they would obtain by purchasing our platform relative to the competitive point solutions. Additionally, our competitors may further drive down the price through strategic business combinations. We may be forced to engage in price-cutting initiatives, offer other discounts, or increase our sales and marketing and other expenses to attract and retain free and paying customers in response to competitive pressures, any of which would harm our business and operating results.
We have incurred losses in the past and may not achieve profitability in the future.
We have incurred annual net losses since 2016 and expect to continue to incur net losses in the future. We incurred net losses of $10.2 million and $     million for the years ended December 31, 2019 and 2020, respectively. As of December 31, 2020, we had an accumulated deficit of $     million. We do not know if we will be able to achieve or sustain profitability in the future. We plan to continue to invest in our research and development, and sales and marketing efforts, and we anticipate that our operating expenses will continue to increase as we scale our business and expand our operations. We also expect our general and administrative expenses to increase as a result of our growth and operating as a public company. Our ability to achieve and sustain profitability is based on numerous factors, many of which are beyond our control.

Our products depend on publicly available and paid third-party data sources, and, if we lose access to data provided by such data sources or the terms and conditions on which we obtain such access become less favorable, our business could suffer.
We have developed our platform, products, and add-ons to rely in part on access to data from third-party sources. The primary sources of third-party data include data collected from third-party websites algorithmically through our proprietary data collection techniques, including web crawling of third-party websites, data purchased from independent third-party data providers, which includes clickstream data, search engine data, online advertising data, and data from social media sources, and reference data that our customers grant us access to, which includes our customers’ website and social media data. We obtain social media data through APIs that connect to social media platform operators, including Facebook, Twitter, Instagram, Pinterest, and LinkedIn. We also collect data from our customers in connection with their use of our platform.
To date, our relationships with most data providers (including social media platforms) are governed by such data providers’ respective standard terms and conditions, which govern the availability and access to, and permitted uses of such data (including via APIs), and which are subject to change by such providers from time to time, with little or no notice and with little or no right of redress. Similarly our access to publicly available data may depend on restrictions that website owners may impose through technical measures or otherwise, including restrictions on automated data collection. We cannot accurately predict the impact of changes in the terms of data providers that may impede our access to the data. If these data providers or websites choose not to make their data available on the same terms, or at all, we would have to seek alternative sources, which could prove expensive and time-consuming, and may be less efficient or effective. Such changes could impact our ability to provide our services in a timely manner, if at all, and could negatively impact the perceived value of our platform and our business. There can be no assurance that following any such modification of terms or termination we would be able to maintain the current level of functionality of our platform in such circumstances, which could adversely affect our results of operations.
We also rely on negotiated agreements with other data providers from whom we purchase independently sourced data, including clickstream data, search engine data, online advertising data, data from social media, and other sources. These negotiated agreements provide access to additional data that allow us to provide a more comprehensive solution for our customers. These agreements are subject to termination in certain circumstances, and there can be no assurance that we will be able to renew those agreements or that the terms of any such renewal, including pricing and levels of service, will be favorable. In addition, there can be no assurance that we will not be required to enter into new negotiated agreements with data providers in the future to maintain or enhance the level of functionality of our platform, or that the terms and conditions of such agreements, including pricing and levels of service, will not be less favorable, which could adversely affect our results of operations. Further, third-party data providers have previously, and may again, cease operations or a specific business line or cease providing products or data to their customers, including us. If we are not able to obtain third-party data on commercially reasonable terms, if these data providers stop making their data available to us, or if our competitors are able to purchase such data on better terms, the functionality of our platform and our ability to compete could be harmed.
To the extent that we license or obtain data from third parties, we may be subject to contractual obligations to satisfy certain requirements under applicable laws including, but not limited to, providing public notice of our data processing activities and obtaining appropriate consents where required. If one or more of those third-party data providers considers that we have failed to satisfy these requirements, such third-party data provider may bring claims against us seeking damages, and/or seeking to prevent our future use of any data already provided. Such claims could potentially adversely affect our ability to provide our services and the current level of functionality of our platform in such circumstances, which could adversely affect our results of operations.

Our business may be harmed if any of our data sources:
•changes, limits or discontinues our access to their data;
•modifies its terms of service or other policies, including imposing prohibitive fees or restrictions on our use of their data or our ability to access it;
•changes or limits how customer information is accessed by us or our customers and their users;
•changes or limits how we can use such data;
•establishes more favorable relationships with one or more of our competitors; or
•experiences disruptions of its technology, services or business generally.
Risks Related to our Business
Our ability to introduce new products and add-ons is dependent on adequate research and development resources. If we do not adequately fund our research and development efforts or use product and development teams effectively, our business and operating results may be harmed.
To remain competitive, we must continue to develop new product offerings, as well as features and enhancements to our existing platform and products. Maintaining adequate research and development personnel and resources to meet the demands of the market is essential. If we experience high turnover of our product and development personnel, a lack of management ability to guide our research and development, or a lack of other research and development resources, we may miss or fail to execute on new product development and strategic opportunities and consequently lose potential and actual market share. The success of our business is dependent on our product and development teams developing and executing on a product roadmap that allows us to retain and increase the spending of our existing customers, attract new customers and upgrade our free customers to premium subscriptions. Our failure to maintain adequate research and development resources, to use our research and development resources efficiently, and to address the demands of our prospective and actual customers could materially adversely affect our business.
If we are unable to maintain and enhance our brand, or if events occur that damage our reputation and brand, our ability to maintain and expand our customer base may be impaired, and our business and financial results may be harmed.
Maintaining, promoting, and enhancing our brand is critical to maintaining and expanding our customer base. We seek to build our brand through a mix of free and paid initiatives. We market our platform and products through free information resources on our website, including our blog and online digital marketing courses (including through our SEMrush Academy), pay-per-click advertisements on search engines and social networking sites, participation in social networking sites, and free and paid banner advertisements on other websites. The strength of our brand further drives free traffic sources, including customer referrals, word-of-mouth, and direct searches for our “SEMrush” name, or web presence solutions, in search engines. In addition, we maintain relationships with agencies and affiliates to further increase brand awareness and generate customer demand. To the extent that new customers are increasingly derived from paid as opposed to free marketing initiatives, our customer acquisition cost will increase.
Beyond direct sales and marketing efforts, maintaining and enhancing our brand will depend largely on our ability to continue to provide a well-designed, useful, reliable, and innovative platform, efficient sales process, and high-quality customer service, which we may not do successfully. For a discussion of other factors that will impact our brand recognition see the risk factors described elsewhere in this section, including without limitation, those risk factors entitled “The market in which we operate is intensely competitive, and if we do not compete effectively, our ability to attract and retain free customers and paying customers could be harmed, which would negatively impact our business and operating results.”; “If we fail to offer high-quality customer service and provide a positive customer experience, it may be more difficult to add and retain paying customers and increase the number of user licenses per paying customer, especially from large enterprises.”; “If third-party applications change such that we do not or cannot maintain the compatibility of our platform with these applications or if we fail to integrate with or provide third-party applications that our customers desire to use with our products, demand for our solutions and platform could decline.”; “We rely on search engines and social networking sites to attract a meaningful portion of our customers, and if those search engines or social networking sites change their listings or policies regarding advertising, or increase their pricing or suffer problems, it may limit our ability to attract new customers.”; and “If we fail to anticipate and adapt to new and increasingly prevalent social media platforms, other competing products and services that do so more effectively could surpass us and lead to decreased demand for our platform and products.”
We depend on our executive officers and other key employees, and the loss of one or more of these employees could harm our business.
Our success depends largely upon the continued services of our executive officers and other key employees. We rely on our leadership team in the areas of research and development, operations, security, marketing, sales, customer service, and general and administrative functions, and on individual contributors and team leaders in our research and development and operations. From time to time, there may be changes in our executive management team resulting from the hiring or departure of executives, which could disrupt our business. The loss of one or more of our executive officers or key employees could harm our business. Changes in our executive management team may also cause disruptions in, and harm to, our business.
We are led by our CEO and co-founder, Oleg Shchegolev, our COO and co-founder, Dmitry Melnikov, and our Chief Product Officer, Vitalli Obishchenko, each of whom plays an important role in driving our culture, determining our strategy, and executing against that strategy companywide. If the services of Mr. Shchegolev, Mr. Melnikov, and/or Mr. Obishchenko become unavailable to us for any reason, it may be difficult or impossible for us to find an adequate and timely replacement, which could cause us to be less successful in maintaining our culture, and developing and effectively executing on our strategies and initiatives.
An inability to attract and retain other highly skilled employees could harm our business.
To execute our growth plan, we must attract and retain highly qualified personnel. Competition for highly qualified personnel in Boston, Massachusetts, where our headquarters is located, and Trevose, Pennsylvania, Dallas, Texas, Prague, Czech Republic, Limassol, Cyprus, St. Petersburg, Russia, and Warsaw, Poland where we have offices. Competition in these locations is intense, especially for software engineers experienced in designing and developing software and SaaS applications, and experienced sales professionals who understand our products and the market in which we operate. We have from time to time experienced, and we expect to continue to experience, difficulty in hiring and retaining employees with appropriate qualifications. In addition, immigration laws in the locations in which we have offices and operations restrict or limit our ability to recruit internationally. Any changes to the immigration policies applicable to locations in which we have offices and operations that restrain the flow of technical and professional talent may inhibit our ability to recruit and retain highly qualified employees. Many of the companies with which we compete for experienced personnel may be able to offer more attractive terms of employment to potential candidates. If we hire employees from competitors or other companies, their former employers may attempt to assert that these employees have breached their legal obligations to such former employers, resulting in a diversion of our time and resources.

In addition, job candidates and existing employees often consider the value of the equity awards they receive in connection with their employment as part of their overall compensation package. If the perceived value of our equity awards declines or does not compare favorably to the value of equity offered by other companies competing for the same personnel resources, it may harm our ability to recruit and retain highly skilled employees. In addition, we invest significant time and expense in training our employees, which increases their value to competitors who may seek to recruit them. For example, our software developers gain deep and direct experience in data analytics, machine learning, and search optimization, making them increasingly attractive to our competitors and other similar businesses. If we fail to attract new personnel or fail to retain and motivate our current personnel, our business and future growth prospects could be harmed.
We rely on search engines and social networking sites to attract a meaningful portion of our customers, and if those search engines or social networking sites change their listings or policies regarding advertising, or increase their pricing or suffer problems, it may limit our ability to attract new customers.
We obtain a considerable amount of traffic to our website from search engines and social networking sites that we use to attract new customers, and many of our customers locate our website by clicking through on results displayed by search engines such as Google and Bing, and advertisements on social networking sites such as Facebook. Search engines typically provide two types of search results, organic (i.e., non-paid) and purchased listings. Organic search results are determined and organized solely by automated criteria set by the search engine, and a ranking level cannot be purchased. Advertisers can also pay search engines to place listings more prominently in search results and websites to attract visitors to advertisers’ websites. We rely on organic searches to attract free traffic to our website. Search engines revise their algorithms from time to time in an attempt to optimize their search result listings. If search engines on which we rely for algorithmic listings modify their algorithms, our website may appear less prominently or not at all in search results, which could result in fewer visitors clicking through to our website. In addition, a significant amount of traffic is directed to our website through participation in pay-per-click and display advertising campaigns on search engines. Pricing and operating dynamics for these traffic sources can change rapidly, both technically and competitively. Furthermore, competitors may bid on our name from search services in an attempt to capture potential traffic. Preventing such actions and recapturing potential traffic could increase our expenses. Further, search engines or social networking sites may change their policies from time to time regarding pay-per-click or other means of advertising. If any change to these policies delays or prevents us from advertising through these channels, this could result in fewer visitors clicking through to our website.
If third-party applications change such that we do not or cannot maintain the compatibility of our platform with these applications or if we fail to integrate with or provide third-party applications that our customers desire to use with our products, demand for our solutions and platform could decline.
The attractiveness of our platform depends, in part, on our ability to integrate via APIs with third-party applications that our customers desire to use with our products, such as Google, Facebook, Instagram, Twitter, YouTube, LinkedIn, Pinterest, Majestic, and others. Third-party application providers may change the features of their applications and platforms, including their APIs, or alter the terms governing use of their applications and platforms in an adverse manner. Further, third-party application providers may refuse to partner with us, or limit or restrict our access to their applications and platforms. Such changes could functionally limit or terminate our ability to use these third-party applications with our platform, which could negatively impact our offerings and the customer experience, and ultimately harm our business. If we fail to integrate our platform with new third-party applications that our customers desire, or to adapt to the data transfer requirements of such third-party applications and platforms, we may not be able to offer the functionality that our customers expect, which would negatively impact our offerings and, as a result, harm our business. Additionally, our business could be harmed if our customers have negative experiences in using the third-party integrations that we offer.

If we fail to maintain and improve our methods and technologies, or fail to anticipate new methods or technologies for data collection and analysis, hardware, software, and software related technologies, competing products and services could surpass ours in depth, breadth, or accuracy of our data, the insights that we offer or in other respects.
We expect continuous development in the market with respect to data matching, data filtering, data predicting, algorithms, machine learning, and other related technologies and methods for gathering, cataloging, updating, processing, analyzing, and communicating data and other information about how consumers find, interact with, and digest digital content. Similarly, we expect continuous changes in computer hardware, network operating systems, programming tools, programming languages, operating systems, the use of the internet, and the variety of network, hardware, browser, mobile, and browser-side platforms, and related technologies with which our platform and products must integrate. Further, changes in customer preferences or regulatory requirements may require changes in the technology used to gather and process the data necessary to deliver our customers the insights that they expect. Any of these developments and changes could create opportunities for a competitor to create products or a platform comparable or superior to ours, or that takes material market share from us in one or more product categories, and create challenges and risks for us if we are unable to successfully modify and enhance our products to adapt accordingly.
If we fail to anticipate and adapt to new and increasingly prevalent social media platforms, other competing products and services that do so more effectively could surpass us and lead to decreased demand for our platform and products.
The use of social media throughout the world is pervasive and growing. According to a survey by GlobalWebIndex of individuals ages 16 to 64, 97% of digital consumers have used social media during the first quarter of 2020, with digital consumers spending an average of 2 hours and 22 minutes per day on social networks and messaging apps between January and March 2020. The social media industry has experienced, and is likely to continue to experience, rapid change due to the evolving trends, tastes and preferences of users. If consumers widely adopt new social media networks and platforms, we will need to develop integrations and functionality related to these new networks and platforms. This development effort may require significant research and development and sales and marketing resources, as well as licensing fees, all of which could adversely affect our business and operating results. In addition, new social media networks and platforms may not provide us with sufficient access to data from their platforms, preventing us from building effective integrations with our platform and products. Changing consumer tastes may also render our current integrations or functionality obsolete and the financial terms, if any, under which we would obtain integrations or functionality, unfavorable. Any failure of our products to operate effectively with the social media networks used most frequently by consumers could reduce the demand for our products. If we are unable to respond to these changes in a cost-effective manner, our products and aspects of our platform may become less marketable and less competitive or obsolete, and our operating results may be negatively affected.
If we fail to offer high-quality customer service and provide a positive customer experience, it may be more difficult to add and retain paying customers, secure upgrades, sell add-ons, and increase the number of user licenses per paying customer.
Our ability to add and retain paying customers, secure subscription upgrades, and sell add-ons depends in part on our customer service. Our sales and customer success team engages with customers to onboard them onto our platform, responds to support requests and other general inquiries, and assists with other account management matters. The perceived quality of customer service is one of the key facets potential customers evaluate when deciding between competing products and if our customer service is not viewed favorably, potential customers may choose our competitors’ products over our own. Additionally, our large enterprise customers from time to time demand custom solutions, such as custom APIs and custom reporting, and customer support that do not fit within one of our pre-packaged premium subscriptions, and addressing such demands often requires additional one-on-one engagement with our sales and customer success team members in order to finalize and service the commercial relationship. As we add more large enterprise customers and increase the number of user licenses per paying customer, we may need to devote more resources to customer service, and we may find it difficult and costly to effectively scale. If we do not adequately scale our customer success teams to meet the demands of new and existing customers, or if we otherwise fail to provide high-quality customer service during onboarding or at any other stage of the customer relationship, or a positive customer experience, we may lose such customers to our competition and fewer customers could renew or upgrade their subscriptions and purchase add-ons, which would harm our business, results of operations, and financial condition.
Failures or loss of, or material changes with respect to, the third-party hardware, software, and infrastructure on which we rely, including third-party data center hosting facilities and third-party distribution channels to support our operations, could adversely affect our business.
We rely on leased and third-party owned hardware, software and infrastructure, including third-party data center hosting facilities and third-party distribution channels to support our operations. We primarily use three data centers in the United States, two located in Virginia and one in Georgia, as well as two Google Cloud locations in Virginia and South Carolina. We host each of our products and the data processed through such products in a combination of two of the foregoing locations for redundancy. If any of our data center suppliers experience disruptions or failures, it would take time for the applicable backup data center to become fully functioning, and we would likely experience delays in delivering the affected products and segments of our platform, which may involve incurring significant additional expenses.
Furthermore, the owners and operators of our data center facilities do not guarantee that access to our platform will be uninterrupted or error-free. We do not control the operation of these third-party providers’ facilities, which could be subject to break-ins, computer viruses, sabotage, intentional acts of vandalism and other misconduct. Further, our leased servers and data centers are vulnerable to damage or interruption from natural disasters, terrorist attacks, power loss, telecommunications failures or similar catastrophic events. The COVID-19 pandemic could cause our third-party data center hosting facilities and cloud computing platform providers, which are critical to our infrastructure, to shut down their operations, experience technical or security incidents that delay or disrupt performance or delivery of services to us, or experience interference with the supply chain of hardware required by their systems and services, any of which could materially adversely affect our business. For example, we have experienced delays in migrating to our new data center in Virginia, due to the limited availability of certain required hardware components resulting from supply chain delays caused by the COVID-19 pandemic. If there were to be a significant outage or disaster that rendered one of our servers or data centers inoperable for any length of time, we would have to undertake recovery operations for the impacted products, which could interrupt the availability of our platform. If we were unable to restore the availability of our platform and products within a reasonable period of time, our customer satisfaction could suffer, damaging our reputation as a result, and we could lose customers to our competition, which would materially and adversely affect our business and results of operations.
In addition, third-party data hosting and transmission services comprise a significant portion of our operating costs. If the costs for such services increase due to vendor consolidation, regulation, contract renegotiation, or otherwise, we may not be able to increase the fees for our platform or products to cover the changes, which would have a negative impact on our results of operations.
If the security of the confidential information or personal information of any customers of our platform is breached or otherwise subjected to unauthorized access or disclosure, our reputation may be harmed and we may be exposed to liability.
With consent from our customers, we obtain confidential and other customer data from our customers’ websites, social media accounts, and Google Analytics’ accounts to operate certain functionality on our platform. We rely on credit card purchases as the primary means of collecting our premium subscription fees. In addition, with consent from our customers, we collect and store certain personally identifiable information (“personal data”), credit card information, and other data needed to create, support, and administer the customer account, conduct our business, and comply with legal obligations, including rules imposed by the Payment Card Industry networks.
We believe that we take reasonable steps to protect the security, integrity, availability, and confidentiality of the information we and our third-party service providers hold, but there is no guarantee that despite our efforts, inadvertent disclosure (such as may arise from software bugs or other technical malfunctions, employee error or malfeasance, or other factors) or unauthorized disclosure or loss of personal or other confidential information will not occur or that third parties will not gain unauthorized access to this information. We have experienced, and may experience in the future, breaches of our security due to human error, malfeasance, system errors or vulnerabilities, or other irregularities. For example, we have been the target of attempts to identify and exploit system vulnerabilities and/or penetrate or bypass our security measures to gain unauthorized access to our systems, including a brute force attack that resulted in access to our affiliate program partner contact information. Since techniques used to obtain unauthorized access change frequently, we and our third-party service providers may be unable to anticipate these techniques or to implement adequate preventative measures. If our security measures or the security measures of our third-party service providers are breached because of third-party action, employee error, malfeasance or otherwise, or if design flaws in our software are exposed and exploited, and, as a result, a third-party obtains unauthorized access to any customers’ data, our relationships with our customers may be damaged, and we could incur liability. Further, our customers with annual subscription terms may have the right to terminate their subscriptions before the end of the subscription term due to our uncured material breach of agreement, including with respect to our data security obligations. We may also be subject to additional liability risks for failing to disclose data breaches or other security incidents under state data breach notification laws or under the private right of action granted to individuals under certain data privacy laws for actions arising from certain data security incidents, such as the California Consumer Privacy Act (“CCPA”) (which is further discussed below in this “Risk Factors” section). In addition, some regions, such as the EU, the United Kingdom (“UK”), and the United States, have enacted mandatory data breach notification requirements for companies to notify data protection authorities, state and federal agencies, or individuals of data security incidents or personal data breaches. We may also be contractually required to notify certain customers in the event of a security incident pursuant to the applicable customer agreement. These mandatory disclosures regarding a security breach may lead to negative publicity and may cause our customers to lose confidence in the effectiveness of our data security measures. Any security breach, whether actual or perceived, may harm our reputation, and we could lose customers or fail to acquire new customers.
Federal, state, and provincial regulators and industry groups may also consider and implement from time to time new privacy and security requirements that apply to our business, such as the long established Massachusetts data security law and the recently enacted New York Stop Hacks and Improve Electronic Data Act, both of which establish prescriptive administrative, technical, and physical data security requirements on companies, and permits civil penalties for each violation. Compliance with evolving privacy and security laws, requirements, and regulations may result in cost increases due to necessary systems changes, new limitations or constraints on our business models and the development of new administrative processes. They also may impose further restrictions on our collection, disclosure, and use of personally identifiable information kept in our databases or those of our vendors. If our security measures fail to protect credit card information adequately, we could be liable to both our customers and their users for their losses, as well as the vendors under our agreements with them such that we could be subject to fines and higher transaction fees, we could face regulatory action, and our customers and vendors could end their relationships with us, any of which could harm our business, results of operations or financial condition. Any willful or accidental security breaches or other unauthorized access to or disclosure of personal data could expose us to enforcement actions, regulatory or governmental audits, investigations, litigation, fines, penalties, adverse publicity, downtime of our systems, and other possible liabilities. There can be no assurance that the limitations of liability in our contracts would be enforceable or adequate or would otherwise protect us from any such liabilities or damages with respect to any particular claim. In addition, our cybersecurity insurance coverage may be inadequate to cover all costs and expenses associated with a security breach that may occur in the future.
In recent periods, we have experienced, and expect to continue to experience, rapid growth and organizational change. If we fail to manage our growth effectively, we may be unable to execute our business plan, maintain high levels of service and customer satisfaction or attract new employees and customers.
We have experienced, and expect to continue to experience, rapid growth in our number of customers, sales, revenues, locations, and headcount, which has placed, and may continue to place, significant demands on our management, and our operational and financial resources. We have paying customers in over 135 countries, and the number of our paying customers has grown from over 54,000 as of December 31, 2019 to over 63,000 as of September 20, 2020. We have seven offices across the globe with salespeople dispersed in various other locations, and the continued domestic and international growth that we anticipate will require us to continue to expand our global employee headcount. It may be difficult for us to identify, recruit, train, and manage enough personnel to efficiently scale our operations, manage our product development effectively and to match the growth of our customer base. As we continue to grow, we face challenges of integrating, developing, training, and motivating a rapidly growing and dispersed employee base. We are facing novel challenges with respect to integrating new employees and managing multi-geographic teams as COVID-19 prevents certain of our onboarding personnel from travelling between our offices to assist with such integration and training. Certain members of our executive management team have not previously worked together for an extended period of time, which may affect how they manage our growth. If we fail to manage our anticipated growth effectively, our brand and reputation could be negatively affected, which could harm our ability to attract employees and customers.
To manage growth in our operations and personnel, we will need to continue to scale and improve our operational, financial, and management controls, and our reporting systems and procedures, which will require significant capital expenditures increasing our cost of operations and the reallocation of valuable management resources. As we scale, it may become more difficult and will require additional capital expenditures to maintain and increase the productivity of our employees, to address the needs of our actual and prospective customers, and provide high-quality customer service, to further develop and enhance our products, and remain competitive against our competitors’ products. Additionally, our expansion has placed, and our expected future growth will continue to place, a significant strain on our management, customer service teams, product and development, sales and marketing, administrative, financial, and other resources.
Technical problems or disruptions that affect either our customers’ (and their users’) ability to access our platform and products, or the software, internal applications, database, and network systems underlying our platform and products, could damage our reputation and brands, lead to reduced demand for our platform and products, lower revenues, and increased costs.
Our business, brands, reputation, and ability to attract and retain customers depend upon the satisfactory performance, reliability, and availability of our platform, which in turn depend upon the availability of the internet and our third-party service providers. Interruptions in these systems, whether due to system failures, computer viruses, software errors, physical or electronic break-ins, malicious hacks or attacks on our systems (such as denial of service attacks), or force majeure events, could affect the security and availability of our products and prevent or inhibit the ability of customers to access our platform. In addition, the software, internal applications, and systems underlying our products and platform are complex and may not be error-free. We may encounter technical problems when we attempt to perform routine maintenance or enhance our software, internal applications, and systems. In addition, our platform may be negatively impacted by technical issues experienced by our third-party service providers. Any inefficiencies, errors, or technical problems with our software, internal applications, and systems could reduce the quality of our platform and products or interfere with our customers’ (and their users’) use of our platform and products, which could negatively impact our brand, reduce demand, lower our revenues, and increase our costs.
We are exposed to risks associated with premium subscription and payment processing and any disruption to such processing systems could adversely affect our business and results of operations.
We primarily rely on our own billing systems to manage our subscriptions and billing frequencies, and we use third-party subscription management and payment processing platforms for some of our products. If we or any of our third-party vendors were to experience an interruption, delay, or outage in service and availability, we may be unable to process new and renewals of subscriptions and our ability to process such subscription and credit card payments would be delayed while we activate an alternative billing platform. Although alternative third-party providers may be available to us, we may incur significant expenses and research and development efforts to deploy any alternative providers. To the extent there are disruptions in our billing systems or third-party subscription and payment processing systems, we could experience revenue loss, accounting issues, and harm to our reputation and customer relationships, which would adversely affect our business and results of operations.
We are subject to a number of risks related to credit and debit card payments, including:
•we pay interchange and other fees, which may increase over time and could require us to either increase the prices we charge for our products or experience an increase in our operating expenses;
•if our billing systems fail to work properly and the failure has an adverse effect on our customer satisfaction, causes credit and debit card issuers to disallow our continued use of their payment products, or, does not permit us to automatically charge our paying customers’ credit and debit cards on a timely basis or at all, we could lose or experience a delay in collection of customer payments;
•if we are unable to maintain our chargeback rate at acceptable levels, we may face civil liability, diminished public perception of our security measures and our credit card fees for chargeback transactions, or our fees for other credit and debit card transactions or issuers, may increase, or issuers may terminate their relationship with us; and
•we could be significantly impaired in our ability to operate our business if we lose our ability to process payments on any major credit or debit card.
A significant portion of our operations is located outside of the United States, which subjects us to additional risks, including increased complexity, the costs of managing international operations, geopolitical instability, and fluctuations in currency exchange rates.
The design and development of our products is primarily conducted by our subsidiaries in Russia, the Czech Republic, Cyprus, and Poland. We also have marketing and administrative operations in the same jurisdictions. In addition, members of our sales force are located in Russia, the UK, Spain, and Australia. Approximately 54% and     % of our revenue for the years ended December 31, 2019 and 2020, respectively, was generated from sales to paying customers located outside the United States, including indirect sales through our resellers outside of the United States. As a result of our international operations and sales efforts, we face numerous challenges and risks that could harm our international operations, delay new product releases, increase our operating costs, and hinder our ability to grow and detect underlying trends in our operations and business, and consequently adversely impact our business, financial condition, and results of operations. Such risks include but are not limited to the following:
•geopolitical and economic instability in and impacting the localities where we have foreign operations, such as Russia;
•military conflicts impacting the localities where we have foreign operations;
•limited protection for, and vulnerability to theft of, our intellectual property rights, including our trade secrets;
•compliance with local laws and regulations, and unanticipated changes in local laws and regulations, including tax laws and regulations;
•trade and foreign exchange restrictions and higher tariffs;
•the complexity of managing international trade sanctions and export restrictions from the jurisdictions in which we have foreign operations;
•fluctuations in foreign currency exchange rates which may make our premium subscriptions more expensive for international paying customers and which may increase our expenses for employee compensation and other operating expenses that are paid in currencies other than U.S. dollars;
•restrictions imposed by the United States government against other countries, or foreign governments restrictions imposed on the United States, impacting our ability to do business with certain companies or in certain countries and the complexity of complying with those restrictions;
•power outages, natural disasters, and other local events that could affect the availability of the internet and the consequences of disruptions, such as large-scale outages or interruptions of service from utilities or telecommunications providers;
•difficulties in staffing international operations;
•changes in immigration policies which may impact our ability to hire personnel;
•differing employment practices, laws, and labor relations;
•regional health issues and the impact of public health epidemics and pandemics on employees and the global economy, such as the COVID-19 pandemic; and
•travel, work-from-home or other restrictions or work stoppages, like those currently imposed by governments around the world as a result of the COVID-19 pandemic.
Further, it is possible that governments of one or more foreign countries may seek to limit access to the internet or our platform, products or certain features in their countries, or impose other restrictions that may affect the availability of our platform, products, or certain features in their countries for an extended period of time or indefinitely. For example, Russia and China are among a number of countries that have recently blocked certain online services, including Amazon Web Services, making it difficult for such services to access those markets. In addition, governments in certain countries may seek to restrict or prohibit access to our platform if they consider us to be in violation of their laws (including privacy laws) and may require us to disclose or provide access to information in our possession. If we fail to anticipate developments in the law or fail for any reason to comply with relevant laws, our platforms could be further blocked or restricted and we could be exposed to significant liability that could harm our business. In the event that access to our platform is restricted, in whole or in part, in one or more countries or our competitors are able to successfully penetrate geographic markets that we cannot access, our ability to acquire new customers or renew or grow the premium subscriptions of existing paying customers may be adversely affected, we may not be able to maintain or grow our revenue as anticipated and our business, results of operations, and financial condition could be adversely affected.
The effects of the COVID-19 pandemic are uncertain and may materially affect our customers or potential customers and how we operate our business, and the duration and extent to which the pandemic continues to threaten our future operating results remains uncertain.
The global COVID-19 pandemic has disrupted the economy and put unprecedented strains on governments, health care systems, educational institutions, companies, and individuals around the world. The impact and duration of the COVID-19 pandemic are difficult to assess or predict and will depend in part upon the actions taken by governments, companies, and other enterprises in response to the pandemic. The pandemic has already caused, and is likely to result in further, significant disruption of global financial markets and economic uncertainty. Adverse market conditions resulting from the COVID-19 pandemic could materially adversely affect our revenues, business and the value of our Class A common stock.
Our customers, particularly small-to-medium sized businesses (“SMBs”) and marketing agencies focused on SMBs, which have been particularly impacted by the COVID-19 pandemic, have reduced and may further reduce their technology or sales and marketing spending or delay purchasing decisions, which could result in slowed growth, reduced demand from new and existing SMB customers, and/or lower dollar-based net revenue retention rates, which could materially and adversely impact our business. In March 2020, our paying customer growth rate was relatively flat compared to our paying customer growth rate in February 2020. However, in April 2020 our paying customer growth rate declined, which we believe was primarily a result of the COVID-19 pandemic and the related socioeconomic impacts. In response, we offered free or discounted pricing to certain paying customers contemplating canceling their premium subscriptions as a remedial measure to retain them. Our paying customer growth rate started to increase again by May 2020. Depending on the duration of the COVID-19 pandemic, we may in the future be required to take further remedial measures, including changing our terms or offering further discounts, which may materially adversely impact our revenues and business in future periods.
In response to the COVID-19 pandemic, we temporarily closed all of our offices (including our headquarters in Boston, Massachusetts, and offices in Trevose, Pennsylvania; Dallas, Texas; Prague, Czech Republic; Limassol, Cyprus; and St. Petersburg, Russia), subsequently reopened certain offices at reduced capacity, enabled our employees to work remotely, implemented temporary travel restrictions for all non-essential business, and shifted company events to virtual-only experiences. We may deem it advisable to similarly alter, postpone, or cancel additional events in the future. If the COVID-19 pandemic worsens, especially in regions where we have offices, our business activities conducted from those offices could be adversely affected and we may have to invest additional capital into improving our technology and remote working capabilities and in relocating those activities to alternate locations from which we operate. We may take further actions that alter our business operations as may be required by local, state, or federal authorities or that we determine are in the best interests of our employees. Such measures could negatively affect our sales and marketing efforts, sales cycles, employee productivity, or customer retention, any of which could harm our financial condition and business operations.
Further, the COVID-19 pandemic has resulted in our employees and the employees of many of our customers and vendors working remotely. If the network and infrastructure of internet providers becomes overburdened by increased usage or is otherwise unreliable or unavailable, our employees’, and our customers’ and vendors’ employees’ access to the internet and ability to conduct business could be negatively impacted. We and our vendors may experience an increase in attempted cyber-attacks, targeted intrusion, ransomware, and phishing campaigns seeking to take advantage of shifts to employees working remotely using their household or personal internet networks. Any of these factors could interrupt our ability to provide our platform, decrease the productivity of our workforce, and significantly harm our business operations, financial condition, and results of operations.
To the extent the COVID-19 pandemic adversely affects our business and financial results, it may also have the effect of heightening many of the other risks described in this ‘‘Risk Factors’’ section.
Adverse or weakened general economic and market conditions may reduce spending on sales and marketing technology and information, which could harm our revenue, results of operations, and cash flows.
Our revenue, results of operations, and cash flows depend on the overall demand for and use of technology and information for sales and marketing, which depends in part on the amount of spending allocated by our paying customers or potential paying customers on sales and marketing technology and information. In addition to the internal strategy of our paying customers, which is not predictable and is subject to change, this spending depends on worldwide economic and geopolitical conditions. The United States, EU, and other key international economies have experienced cyclical downturns from time to time in which economic activity was impacted by falling demand for a variety of goods and services, restricted credit, poor liquidity, reduced corporate profitability, volatility in credit, equity, and foreign exchange markets, bankruptcies, public health crises, and pandemics such as COVID-19, and overall economic uncertainty. These economic conditions can arise suddenly, may disproportionately impact SMBs that make up an important segment of our paying customer base, and the full impact of such conditions often remains uncertain for extended periods of time. Further actions or inactions of the United States or other major national governments, including the UK’s 2016 vote in favor of the UK’s exit from the EU, may also impact economic conditions, which could result in financial market disruptions or an economic downturn.
Concerns about the systemic impact of an economic recession, energy costs, geopolitical issues, or the availability and cost of credit could lead to increased market volatility, decreased consumer confidence, and diminished growth expectations in the U.S. economy and abroad, which could affect the rate of information technology spending and adversely affect our paying customers’ ability or willingness to purchase our products, delay prospective paying customers’ purchasing decisions, reduce the value or duration of their premium subscription contracts, or affect retention rates. Any of these conditions or occurrences could adversely affect our future sales and operating results because most of our paying customers are on month-to-month premium subscriptions that can be cancelled at any time. Further, some of our paying customers may view a premium subscription to our platform as a discretionary purchase, and our paying customers may reduce their discretionary spending on our platform during an economic downturn and consequently reduce or terminate their premium subscription or decide not to upgrade to another premium subscription. In particular, spending patterns of the SMBs that make up a large portion of our paying customer base are difficult to predict and are sensitive to the general economic climate, the economic outlook specific to small businesses, the then-current level of profitability experienced by SMBs and overall consumer confidence. In addition, weak economic conditions can result in paying customers seeking to utilize free or lower-cost solutions from alternative sources. Prolonged economic slowdowns may result in requests to renegotiate existing contracts on less advantageous terms to us than those currently in place, payment defaults on existing contracts, or non-renewal at the end of a contract term.
Failure of our commercial liability insurance policy to cover claims and any changes to the availability or coverage amounts in our existing policy could have a material adverse effect on our business, financial condition, and results of operations.
We cannot assure you that our existing general liability insurance coverage and coverage for errors and omissions in our products will be fully covered by our existing policies and will continue to be available on acceptable terms, or will be available in sufficient amounts to cover one or more large claims, or that the insurer will not deny coverage as to any future claim. The successful assertion of one or more large claims against us that exceeds available insurance coverage, or the occurrence of changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could have a material adverse effect on our business, financial condition, and results of operations.
As we acquire and invest in companies or technologies, we may not realize expected business or financial benefits and the acquisitions or investments could prove difficult to integrate, disrupt our business, dilute stockholder value and adversely affect our business, results of operations, and financial condition.
As part of our business strategy, we evaluate and may make investments in, or acquisitions of, complementary companies, services, databases, and technologies, and we expect that we will continue to evaluate and pursue such investments and acquisitions in the future to further grow and augment our business, our platform, and product offerings. For example, in August 2020, we acquired Prowly, an advertising and public relations technology company based in Poland. We have incurred and will continue to incur costs to integrate Prowly’s business and selling process into our business and to integrate Prowly’s products into our platform, such as software integration expenses and costs related to the renegotiation of redundant vendor agreements, and we expect to incur similar costs to integrate future acquisitions. We may have difficulty effectively integrating the personnel, businesses, and technologies of these acquisitions into our company and platform, and achieving the strategic goals of those acquisitions.
Our strategy to make selective acquisitions to complement our platform depends in part on the availability of, our ability to identify, and our ability to engage and pursue suitable acquisition candidates. We may not be able to find suitable acquisition candidates, and we may not be able to complete acquisitions on favorable terms, if at all. Acquired assets, data, or companies may not be successfully integrated into our operations, costs in connection with acquisitions and integrations may be higher than expected, and we may also incur unanticipated acquisition-related costs. These costs could adversely affect our financial condition, results of operations, or prospects. Any acquisition we complete could be viewed negatively by customers, users, developers, and other employees, partners, or investors, and could have adverse effects on our existing business relationships and company culture.
Acquisitions and other transactions, arrangements, and investments involve numerous risks and could create unforeseen operating difficulties and expenditures, including:
•difficulties in, and the cost of, integrating personnel and cultures, operations, technologies, products, services, and platforms which may lead to failure to achieve the expected benefits on a timely basis or at all;
•diversion of financial and managerial resources from existing operations;
•the potential entry into new markets in which we have little or no experience or where competitors may have stronger market positions;
•potential write-offs of acquired assets or investments, and potential financial and credit risks associated with acquired customers;
•additional stock-based compensation and difficulties in, and financial costs of, addressing acquired compensation structures inconsistent with our compensation structure;
•inability to generate sufficient revenue to offset acquisition and/or investment costs;
•inability to maintain, or changes in, relationships with customers and partners of the acquired business;

•challenges converting the revenue recognition policies of companies we may acquire and forecasting the recognition of their revenue, including subscription-based revenue and revenue based on the transfer of control, as well as appropriate allocation of the customer consideration to the individual deliverables;
•difficulty with, and costs related to, transitioning the acquired technology onto our existing platform, augmenting the acquired technologies and platforms to the levels that are consistent with our brand and reputation, augmenting or maintaining the security standards for acquired technology consistent with our platform and other products, and customer acceptance of multiple platforms on a temporary or permanent basis;
•potential unknown liabilities associated with the acquired companies, including risks associated with acquired intellectual property and/or technologies;
•challenges relating to the structure of an investment, such as governance, accountability, and decision-making conflicts;
•negative impact to our results of operations because of the depreciation and amortization of amounts related to acquired intangible assets, fixed assets, and deferred compensation;
•the loss of acquired unearned revenue and unbilled unearned revenue;
•delays in customer purchases due to uncertainty related to any acquisition;
•ineffective or inadequate controls, procedures, and policies at the acquired company;
•challenges caused by integrating operations over distance, and across different languages, cultures, and political environments;
•currency and regulatory risks associated with conducting operations in foreign countries and potential additional cybersecurity and compliance risks resulting from entry into new markets;
•tax effects and costs of any such acquisitions, including the related integration into our tax structure and assessment of the impact on the realizability of our future tax assets or liabilities; and
•potential challenges by governmental authorities for anti-competitive or other reasons.
Any of these risks could harm our business. In addition, to facilitate these acquisitions or investments, we may seek additional equity or debt financing, which may not be available on terms favorable to us or at all, may affect our ability to complete subsequent acquisitions or investments and may affect the risks of owning our Class A common stock. For example, if we finance acquisitions by issuing equity or convertible debt securities or loans, our existing stockholders may be diluted, or we could face constraints related to the terms of, and repayment obligations related to, the incurrence of indebtedness that could affect the market price of our Class A common stock.
If we cannot maintain our company culture as we grow, we could lose the innovation, teamwork, passion, and focus on execution that we believe contribute to our success and our business may be harmed.
We believe that a critical component to our success has been our company culture, which is based on transparency, innovation, creativity, and personal autonomy to take on challenges and initiatives. We have invested substantial time and resources in building our team within this company culture across our offices. Any failure to preserve our culture could negatively affect our ability to retain and recruit personnel and to effectively focus on and pursue our corporate objectives. As we grow and develop the infrastructure of a public company, we may find it difficult to maintain these foundational aspects of our company culture. If we fail to maintain our company culture, we may fail to recruit qualified employees, our existing employees may terminate their employment, our ability to execute on marketing, sales, product and development, and other initiatives may suffer, and our business may be adversely impacted in other ways.
Changes in the sizes or types of paying customers that purchase premium subscriptions to our platform or products could affect our business, and our financial results may fluctuate due to increasing variability in our sales cycles.
Our strategy is to sell premium subscriptions of our platform to paying customers of all sizes, from sole proprietors, to SMBs, to large enterprise customers. Selling monthly premium subscriptions to SMBs generally involves lower or plateauing premium subscription upgrade potential, lower retention rates (especially in times of economic uncertainty where marketing and sales budgets are subject to increased scrutiny and reduction), and more limited interaction with our sales and other personnel than sales to large enterprises. Conversely, sales to large enterprises generally entail longer sales cycles, more significant and costly selling and support efforts, and greater uncertainty of completing the sale than sales to SMBs. We plan our expenses based on certain assumptions about the length and variability of our sales cycle based upon historical trends for sales and conversion rates associated with our existing paying customers. If and as our paying customer base expands to include more large enterprise customers, our sales expenses may increase, sales cycles may lengthen and become less predictable, and we may see a greater number of paying customers with longer terms and extended payment terms which, in turn, may increase our paying customer acquisition costs, increase our credit risk, and may in other ways adversely affect our financial results. Additional factors that may influence the length and variability of our sales cycle include:
•the need to educate prospective customers about the different products available on our platform, and their uses and benefits;
•the discretionary nature of purchase and budget cycles and decisions;
•the competitive nature of evaluation and purchasing processes;
•economic and political stability and other external factors;
•evolving functionality demands;
•announcements of planned introductions of new products, features or functionality by us or our competitors; and
•lengthy and multi-faceted purchasing approval processes required by our customers, especially large enterprise customers.
If there are changes in, or we fail to adequately predict, the mix of paying customers that purchase premium subscriptions to our platform, our gross margins and operating results could be adversely affected, and fluctuations increasing the variability in our sales cycles could negatively affect our financial results.

Forecasts of our market and market growth may prove to be inaccurate, and even if the markets in which we compete achieve the forecasted growth, there can be no assurance that our business will grow at similar rates, or at all.
Growth forecasts included in this prospectus relating to our market opportunities and the expected growth thereof are subject to significant uncertainty and are based on assumptions and estimates which may prove to be inaccurate. Even if these markets grow at the forecasted rates, we may not grow our business at a similar rate, or at all. Our growth is subject to many factors, including our success in implementing our business strategy, which is subject to many risks and uncertainties. Accordingly, the forecasts of market growth included in this prospectus should not be taken as indicative of our future growth.
Our management will have broad discretion over the use of the proceeds we receive in this offering and might not apply the proceeds in ways that increase the value of your investment.
Our management will have broad discretion to use the net proceeds from this offering, including for any of the purposes described in the section titled “Use of Proceeds,” and you will be relying on the judgment of our management regarding the application of these proceeds. Our management might not apply the net proceeds in ways that increase the value of your investment. We currently intend to primarily use the net proceeds of this offering to invest further in our sales and marketing activities to grow our customer base, to fund our research and development efforts to enhance our technology platform and product functionality, to pay general and administrative expenses, and to fund our other growth strategies described elsewhere in this prospectus. We may also use a portion of the net proceeds for the acquisition of complementary companies, technologies or other assets, although we currently have no agreements, commitments or understandings with respect to any such transaction. Until we use the net proceeds from this offering, we plan to invest them, and these investments may not yield a favorable rate of return. If we do not invest or apply the net proceeds from this offering in ways that enhance stockholder value, we may fail to achieve expected financial results, which could cause our stock price to decline.
We may be subject to litigation for any of a variety of claims, which could harm our reputation and adversely affect our business, results of operations, and financial condition.
In the ordinary course of business, we may be involved in and subject to litigation for a variety of claims or disputes and receive regulatory inquiries. These claims, lawsuits, and proceedings could include labor and employment, wage and hour, income tax, commercial, data privacy, antitrust, alleged securities law violations or other investor claims, and other matters. The number and significance of these potential claims and disputes may increase as our business expands. Any claim against us, regardless of its merit, could be costly, divert management’s attention and operational resources, and harm our reputation. As litigation is inherently unpredictable, we cannot assure you that any potential claims or disputes will not have a material adverse effect on our business, results of operations, and financial condition. Any claims or litigation, even if fully indemnified or insured, could make it more difficult to compete effectively or to obtain adequate insurance in the future.
In addition, we may be required to spend significant resources to monitor and protect our contractual, intellectual property, and other rights, including collection of payments and fees. Litigation has been and may be necessary in the future to enforce such rights. Such litigation could be costly, time consuming, and distracting to management and could result in the impairment or loss of our rights. Furthermore, our efforts to enforce our rights may be met with defenses, counterclaims, and countersuits attacking the validity and enforceability of such rights. Our inability to protect our rights, as well as any costly litigation or diversion of our management’s attention and resources, could have an adverse effect on our business, results of operations, and financial condition or harm our reputation.

Our failure to raise additional capital or generate cash flows necessary to expand our operations and invest in new technologies in the future could reduce our ability to compete successfully and harm our results of operations.
We may require additional financing, and we may not be able to obtain debt or equity financing on favorable terms, if at all. Any debt financing obtained by us could involve restrictive covenants relating to financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. If we raise additional funds through further issuances of equity, convertible debt securities or other securities convertible into equity, our existing stockholders could experience significant dilution, and any new equity securities we issue could have rights, preferences, and privileges senior to those of holders of our Class A common stock. The terms of any debt financing may include liquidity requirements, restrict our ability to pay dividends, and require us to comply with other covenants restrictions. If we need additional capital and cannot raise it on acceptable terms, or at all, we may not be able to, among other things:
•develop new features, integrations, capabilities, and enhancements;
•continue to expand our product and development, and sales and marketing teams;
•hire, train, and retain employees;
•respond to competitive pressures or unanticipated working capital requirements; or
•pursue acquisition opportunities.
Our referral partners and resellers provide revenue to our business, and we benefit from our association with them. Our failure to maintain successful relationships with these partners could adversely affect our business.
Our referral partners and resellers drive revenue to our business, especially in certain international markets such as Russia and Japan. Our referral partners and resellers accounted for approximately       percent (    %) of our revenue for the year ended December 31, 2020. Our agreements with these partners and resellers are non-exclusive, with the exception of one exclusive reseller agreement in Japan. While most of these partners and resellers offer products or services that are complementary to our platform and products, some offer point solutions that compete with certain functionalities of our platform. These referral partners and resellers may decide in the future to terminate their agreements with us and/or to market and sell a competitor’s or their own products or services rather than ours, which could cause our revenue to decline. Our competitors may in some cases be effective in causing our referral partners and resellers, or potential referrals and resellers, to favor their products and services or to prevent or reduce sales of our platform and products. Also, we derive tangible and intangible benefits from our association with some of our referral partners and members of our affiliate networking programs, particularly high-profile partners that reach a large number of companies through the internet. If a substantial number of these partners or networking affiliates reduce or cease their relationships with us, our business, financial condition, and results of operations could be adversely affected.
We expect that we will need to continue to expand and maintain a network of referral partners and resellers in order to expand into certain international markets. A loss of or reduction in sales through these third parties could reduce our revenue. Recruiting and retaining qualified resellers in our network and training them in our technology and product offerings requires significant time and resources. If we decide to further develop and expand our indirect sales channels, we must continue to scale and improve our processes and procedures to support these channels, including investment in systems and training. Many resellers may not be willing to invest the time and resources required to train their staff to effectively sell our platform. If we fail to maintain relationships with our referral partners and resellers, fail to develop relationships with new referral partners and resellers in new markets or expand the same in existing markets, or fail to manage, train, or provide appropriate incentives to our existing referral partners and resellers, our ability to increase the number of new paying customers and increase sales to existing paying customers could be adversely impacted, which would harm our business.
Our ability to utilize our net operating loss carryforwards may be limited.
As of December 31, 2019 and 2020, we had U.S. federal and state net operating loss carryforwards of approximately $24.8 million and $     million, respectively. Our ability to utilize our federal net operating loss carryforwards may be limited under Section 382 of the Internal Revenue Code of 1986, as amended (the “Code”). The limitations apply if we experience an “ownership change,” which is generally defined as a greater than 50 percentage point change (by value) in the ownership of our equity by certain stockholders over a rolling three-year period. Similar provisions of state tax law may also apply to limit the use of our state net operating loss carryforwards. Future changes in our stock ownership, which may be outside of our control, may trigger an ownership change and, consequently, the limitations under Section 382 of the Code. As a result, if or when we earn net taxable income, our ability to use our pre-change net operating loss carryforwards to offset such taxable income may be subject to limitations, which could adversely affect our future cash flows.
We could be required to collect additional sales and other similar taxes or be subject to other tax liabilities that may increase the costs our customers would have to pay for our subscriptions and adversely affect our operating results.
Sales and use, value-added, goods and services, and similar tax laws and rates are complicated and vary greatly by jurisdiction. There is significant uncertainty as to what constitutes sufficient nexus for a national, state or local jurisdiction to levy taxes, fees, and surcharges for sales made over the internet, as well as whether our subscriptions are subject to tax in various jurisdictions. Certain countries and the vast majority of states have considered or adopted laws that impose tax collection obligations on out-of-state companies. Additionally, in the United States, the Supreme Court of the United States recently ruled in South Dakota v. Wayfair, Inc. et. al. (“Wayfair”) that online sellers can be required to collect sales and use tax despite not having a physical presence in the buyer’s state. In response to the Wayfair case, or otherwise, national, states or local governments may enforce laws requiring us to calculate, collect, and remit taxes on sales in their jurisdictions. We have not always collected sales and other similar taxes in all jurisdictions in which we are required to. We may be obligated to collect and remit sales tax in jurisdictions in which we have not previously collected and remitted sales tax. We could also be subject to audits in states and non-U.S. jurisdictions for which we have not accrued tax liabilities. A successful assertion by one or more countries or states requiring us to collect taxes where we historically have not or presently do not do so could result in substantial tax liabilities, including taxes on past sales, as well as penalties and interest. The imposition by national, state or local governments of sales tax collection obligations on out-of-state sellers could also create additional administrative burdens for us and decrease our future sales, which could adversely affect our business and operating results.
Risks Related to the Regulatory Framework that Governs Us
If the use of cookies or other tracking technologies becomes subject to unfavorable legislation or regulation, is restricted by internet users or other third parties or is blocked or limited by users or by technical changes on end users’ devices, our ability to attract new customers and to develop and provide certain products could be diminished or eliminated.
We rely on small text files and other technologies, such as web beacons (collectively, “cookies”) which are placed on internet browsers to gather data regarding the content of a user’s web browsing activity. We use cookies to store users’ settings between sessions and to enable visitors to our website to use certain features, such as gaining access to secure areas of the website. We also use cookies, including cookies placed by third-party services with which we integrate, to enable us to gather statistics about our visitors’ use of our website and to allow our website visitors to connect our platform to their social networking sites, which enables us to advertise our products to them using retargeting methods. The availability of this data may be limited by numerous potential factors, including government legislation or regulation restricting the use of cookies for certain purposes, such as retargeting, browser limitations on the collection or use of cookies, or internet users deleting or blocking cookies on their web browsers or on our website.
Our ability, like those of other technology companies, to collect, augment, analyze, use, and share information collected through the use of third-party cookies for online behavioral advertising is governed by U.S. and foreign laws and regulations which change from time to time, such as those regulating the level of consumer notice and consent required before a company can employ cookies to collect data about interactions with users online. In the United States, both state and federal legislation govern activities such as the collection and use of data, and privacy in the advertising technology industry has frequently been subject to review, and occasional enforcement, by the Federal Trade Commission, or the FTC, U.S. Congress, and individual states.
As our business is global, our activities are also subject to foreign legislation and regulation. In the EU, the EU Directive 2002/58/EC (as amended by Directive 2009/136/EC), commonly referred to as the e-Privacy Directive, and related implementing legislation in the EU and the UK requires that accessing or storing information on an internet user’s device, such as through a cookie, is allowed only if the internet user has been informed thereof, and provided prior unambiguous, specific, and informed consent for the placement of a cookie on a user’s device. A new e-Privacy Regulation is currently under discussion by EU member states to replace the e-Privacy Directive. Although it remains under debate, the proposed e-Privacy Regulation would amend rules on third-party cookies and significantly increase penalties for non-compliance. We cannot yet determine the impact such future laws, regulations, and standards may have on our use of third-party cookies. Additionally, the use of third-party cookies in the digital advertising ecosystem, particularly in the context of real-time bidding advertising auctions, is subject to increased regulatory scrutiny in the EU. Several European data protection authorities (including in Belgium, Ireland, UK, Poland, Spain, Luxembourg, and the Netherlands) have launched investigations or inquiries over Google’s and other adtech companies’ practices concerning the collection and sharing of consumer data through cookies, the outcome of which is still uncertain. These investigations or inquiries could result in the imposition of more stringent standards around consent to place cookies or otherwise restrict the use of third-party cookies for online behavioral advertising. We have also received inquiries from, and engaged in correspondence with, European data protection authorities regarding our practices regarding cookies used on our websites, and the outcome of these inquiries is still uncertain.
Additionally, new and expanding “Do Not Track” regulations have recently been enacted or proposed that protect users’ right to choose whether or not to be tracked online. These regulations seek, among other things, to allow end users to have greater control over the use of private information collected online, to forbid the collection or use of online information, to demand a business to comply with their choice to opt out of such collection or use, and to place limits upon the disclosure of information to third-party websites.
Continued regulation of cookies, and changes in the interpretation and enforcement of existing laws, regulations, standards, and other obligations, as well as increased enforcement by industry groups or data protection authorities, could restrict our activities, such as efforts to understand users’ internet usage and engage in marketing activities, or require changes to our practices. Any inability to obtain information through cookies or to obtain it on the terms we anticipate, could cause a significant impact on the operation of our platform, impair our ability to target and attract new customers, and reduce our ability to predict our customers’ interests in or need for one or more of our products, any of which may cause a reduction in revenue or a reduction in revenue growth, negatively impact our ability to obtain new subscriptions and retain or grow the subscriptions of existing customers.

Additionally, cookies may easily be deleted or blocked by internet users. All of the most commonly used internet browsers (including Chrome, Firefox, Internet Explorer, and Safari) allow internet users to prevent cookies from being accepted by their browsers. Internet users can also delete cookies from their computers at any time. Some internet users also download “ad blocking” software that prevents cookies from being stored on a user’s device. If more internet users adopt these settings or delete their cookies more frequently than they currently do, our business could be harmed. In addition, the Safari and Firefox browsers block third-party cookies by default, and other browsers may do so in the future. Unless such default settings in browsers were altered by internet users to permit the placement of third-party cookies, fewer cookies would be available, which could adversely affect our business. In addition, companies such as Google LLC have publicly disclosed their intention to move away from cookies to another form of persistent unique identifier, or ID, to identify individual internet users or internet-connected devices in the bidding process on advertising exchanges. If companies do not use shared IDs across the entire ecosystem, this could have a negative impact on our ability obtain content consumption data.
Changes in laws, regulations, and public perception concerning data protection and privacy, or changes in the interpretation or patterns of enforcement of existing laws and regulations, could impair our efforts to maintain and expand our customer base or the ability of our customers and users to use our platform and some or all of our products. Breaches of laws and regulations concerning data protection and privacy could expose us to significant fines and other penalties.
We hold personal data about a variety of individuals, such as our customers, users, employees, contractors, and business partners, and we use such personal data as needed to collect payment from our customers, communicate with and recommend products to our customers and prospective customers through our marketing and advertising efforts, and comply with legal obligations. Processing of personal data is increasingly subject to legislation and regulation in numerous jurisdictions around the world.
For example, relevant applicable laws and regulations governing the collection, use, disclosure or other processing of personal information include, in the United States, rules and regulations promulgated under the authority of the Federal Trade Commission, the California Consumer Privacy Act of 2018 (the “CCPA”), and state breach notification laws. In particular, in California, the CCPA was enacted in June 2018, became effective back on January 1, 2020 and became subject to enforcement by the California Attorney General’s office on July 1, 2020. The CCPA broadly defines personal information and provides an expansive meaning to activity considered to be a sale of personal information, and gives California residents expanded privacy rights and protections, including the right to opt out of the sale of personal information. The CCPA also provides for civil penalties for violations and a private right of action for data breaches. Moreover, a new privacy law, the California Privacy Rights Act, or CPRA, appeared on the ballot for the November 3, 2020 election. As of the date of this filing, unofficial election results indicate that this initiative is likely to pass. If passed, the CPRA will create additional obligations relating to personal information that would take effect on January 1, 2023 (with certain provisions having retroactive effect to January 1, 2022). The CPRA’s implementing regulations are expected on or before July 1, 2022, and enforcement is scheduled to begin July 1, 2023. We will continue to monitor developments related to the CPRA and anticipate additional costs and expenses associated with CPRA compliance. In addition, since the enactment of CCPA, new privacy and data security laws have been proposed in more than half of the states in the United States and in the U.S. Congress, reflecting a trend toward more stringent privacy legislation in the United States, which trend may accelerate depending on the results of the 2020 U.S. presidential election. The effects of the CCPA, CPRA, and other similar state or federal laws, are potentially significant and may require us to modify our data processing practices and policies, and to incur substantial costs and potential liability in an effort to comply with such legislation.
We maintain offices in the EU (including Poland, the Czech Republic, and Cyprus) and we have customers in the EU and the UK. Accordingly, we are subject to the General Data Protection Regulation (EU) 2016/679 (the “GDPR”), and related member state implementing legislation, and to the UK’s Data Protection Act 2018 (collectively, “European Data Protection Law”). European Data Protection Law places obligations on controllers and processors of personal data, while establishing rights for individuals with respect to their personal data, including rights of access and deletion in certain circumstances. European Data Protection Law is also explicitly extraterritorial in its application, and could affect our business activities in jurisdictions outside the EU and the UK.
We have implemented measures designed to comply with the requirements of European Data Protection Law. We have also entered into arrangements with a number of third parties to receive personal data on which our business relies. In respect of these measures and arrangements, we rely on positions and interpretations of the law (including European Data Protection Law) that have yet to be fully tested before the relevant courts and regulators. If a regulator or court of competent jurisdiction determined that one or more of our compliance efforts does not satisfy the applicable requirements of the law (including European Data Protection Law), or if any party brought a claim in this regard, we could be subject to governmental or regulatory investigations, enforcement actions, regulatory fines, compliance orders, litigation or public statements against us by consumer advocacy groups or others, any of which could cause customers to lose trust in us or otherwise damage our reputation. Likewise, a change in guidance could be costly and have an adverse effect on our business.
The requirements of European Data Protection Law pertaining to the licensing of data or obtaining such data from third parties are not entirely clear in all cases. It is possible that third parties may bring claims against us, alleging non-compliance with such requirements, and seeking damages, seeking to prevent us from using certain data, or seeking to prevent us from using data in particular ways. Such claims could potentially adversely affect our ability to provide our services and the current level of functionality of our platform in such circumstances, which could adversely affect our results of operations.
European Data Protection Law also imposes strict rules on the transfer of personal data out of the EU/UK to third countries deemed to lack adequate privacy protections (including the United States), unless an appropriate safeguard specified by the GDPR is implemented, such as the Standard Contractual Clauses (“SCCs”), approved by the European Commission, or a derogation applies. The Court of Justice of the EU (the “CJEU”), recently deemed that the SCCs are valid. However, the CJEU ruled that transfers made pursuant to the SCCs and other alternative transfer mechanisms need to be analyzed on a case-by-case basis to ensure EU standards of data protection are met in the jurisdiction where the data importer is based, and there continue to be concerns about whether the SCCs and other mechanisms will face additional challenges. EU regulators have announced that there will be further guidance issued on these topics, but such guidance has yet to be finalized. We rely on SCCs and certain derogations to transfer personal data from the EU and the UK to the United States and Russia. Until the remaining legal uncertainties regarding how to legally continue transfers pursuant to the SCCs and other mechanisms are settled, we will continue to face uncertainty as to whether our efforts to comply with our obligations under European Data Protection Law are sufficient. European or multi-national customers may refuse or be reluctant to use or continue to use our platform or products as a result of such developments until law makers and regulators in the EU and the United States have resolved the issues that instigated the decision of the CJEU noted above. This and other future developments regarding the flow of data across borders could increase the cost and complexity of delivering our platform and products in some markets and may lead to governmental enforcement actions, litigation, fines, and penalties or adverse publicity, which could have an adverse effect on our reputation and business.
The relationship between the UK and the EU in relation to certain aspects of data protection law remains unclear. In addition, it is likely that documentation will need to be put in place between UK entities and entities in EU member states to ensure adequate safeguards are in place for data transfers, which may result in us incurring additional costs with respect to transfers of personal data between the EU and the UK. We may find it necessary or advantageous to join industry bodies, or self-regulatory organizations, that impose stricter compliance requirements than those set out in applicable laws, including European Data Protection Laws. We may also be bound by contractual restrictions that prevent us from participating in data processing activities that would otherwise be permissible under applicable laws, including European Data Protection Laws. Such strategic choices may impact our ability to exploit data and may have an adverse impact on our business.

As we maintain offices in Russia, we face particular privacy, data security, and data protection risks in connection with requirements of Russia’s data protection and security laws, including Federal Law of 21 July 2014 No. 242-FZ, which entered into effect September 1, 2015, Federal Law of 27 July 2006 No. 152-FZ (as amended) and Federal Law of 27 July 2006 No. 149-FZ (as amended). Among other stringent requirements, these laws require ensuring that certain operations on personal data of Russian citizens are conducted in database(s) located in Russia.
We expect that there will continue to be new proposed laws, regulations, and industry standards concerning privacy, data protection, and information security in the United States, the EU, and other jurisdictions, and we cannot yet determine the impact such future laws, regulations, and standards may have on our business.
These and other legal requirements could require us to make additional changes to our platform or products in order for us or our customers to comply with such legal requirements or reduce our ability to lawfully collect personal data used in our platform and products. These changes could reduce demand for our platform or products, require us to take on more onerous obligations in our contracts, restrict our ability to store, transfer, and process personal data or, in some cases, impact our ability or our customers’ ability to offer our products in certain locations, to deploy our solutions, to reach current and prospective customers, or to derive insights from data globally.
The costs of complying with existing or new data privacy or data protection laws and regulations, regulatory guidance, our privacy policies and contractual obligations to customers, users, or other third parties, may limit the use and adoption of our platform and products, reduce overall demand for our products, make it more difficult for us to meet expectations from or commitments to customers and users, lead to significant fines, penalties, or liabilities for noncompliance, impact our reputation, or slow the pace at which we close sales transactions, any of which could harm our business.
Furthermore, the uncertain and shifting regulatory environment and trust climate may cause concerns regarding data privacy and may cause our vendors, customers and users to resist providing the data necessary to allow us to offer our platform and products to our customers and users effectively, or could prompt individuals to opt out of our collection of their personal data. Even the perception that the privacy of personal data is not satisfactorily protected or does not meet regulatory requirements could discourage prospective customers from subscribing to our products or discourage current customers from renewing their subscriptions.
Compliance with any of the foregoing laws and regulations can be costly and can delay or impede the development of new products. We may incur substantial fines if we violate any laws or regulations relating to the collection or use of personal data. For example, the GDPR imposes sanctions for violations up to the greater of €20 million and 4% of worldwide gross annual revenue, enables individuals to claim damages resulting from infringement of the GDPR and introduces the right for non-profit organizations to bring claims on behalf of data subjects. CCPA allows for fines of up to $7,500 for each violation (affected individual) that a business does not cure within 30 days of receiving notice of the violation. Non-compliance with Russian data localization rules may result in imposition of an administrative fine of up to RUB 18 million, or approximately $240,000, for each violation. Our actual or alleged failure to comply with applicable privacy or data security laws, regulations, and policies, or to protect personal data, could result in enforcement actions and significant penalties against us, which could result in negative publicity or costs, subject us to claims or other remedies, and have a material adverse effect on our business, financial condition, and results of operations.
Many aspects of data protection and privacy laws are relatively new and their scope has not been tested in the courts. As a result, these laws and regulations are subject to differing interpretations and may be inconsistent among jurisdictions. It is possible that these laws and regulations may be interpreted and applied in a manner that is inconsistent with our interpretations and existing data management practices or the features of our products. Certain of our activities could be found by a court, government or regulatory authority to be noncompliant or become noncompliant in the future with one or more data protection or data privacy laws, even if we have implemented and maintained a strategy that we believe to be compliant. Further, we may be subject to additional risks associated with data security breaches or other incidents, in particular because certain data privacy laws, including the GDPR and CCPA, grant individuals a private right of action arising from certain data security incidents. If so, in addition to the possibility of fines, lawsuits, and other claims and penalties, we could be required to fundamentally change our business activities and practices or modify our products, which could harm our business.
We also receive personal data from third-party vendors (e.g., data brokers). We may not be able to verify with complete certainty the source of such data, how it was collected, and that such data was collected and is being shared with us in compliance with all applicable data protection and privacy laws. Our use of personal data obtained from third-party vendors could result in potential regulatory investigations, fines, penalties, compliance orders, liability, litigation, and remediation costs, as well as reputational harm, any of which could materially adversely affect our business and financial results. The requirements of European Data Protection Law pertaining to the licensing of data or obtaining such data from third parties are not entirely clear in all cases. It is possible that third parties may bring claims against us, alleging non-compliance with such requirements, and seeking damages, seeking to prevent us from using certain data, or seeking to prevent us from using data in particular ways. Such claims could potentially adversely affect our ability to provide our services and the current level of functionality of our platform in such circumstances, which could adversely affect our results of operations.
Changes in legislation or requirements related to automatically renewing subscription plans, or our failure to comply with existing or future regulations, may adversely impact our business.
Our business relies heavily on the fact that customers enter subscription contracts where they agree that the subscription will automatically renew for a new term, and their credit or debit cards will automatically be charged on an ongoing basis, unless the subscription is canceled by the customer. Some states have passed or considered legislation limiting the duration for which subscriptions can automatically renew, if at all.
Although this enacted and proposed legislation generally would not affect companies that sell subscriptions to other companies, like ours does, there could be variances and inconsistencies in these rules or requirements among jurisdictions that expose us to compliance risks that would have a material adverse effect on our business operations and financial condition, and could result in fines, penalties, damages, civil liability, and higher transaction fees. In addition, any costs that result from future legislation and regulations, or from changes in the interpretation of existing legislation and regulations, could individually or in the aggregate cause us to change or limit our business practices, which may make our subscription business model less attractive.
Changes in laws and regulations related to the internet or changes in the internet infrastructure itself may diminish the demand for our platform and could harm our business.
The future success of our business depends upon the continued use of the internet as a primary medium for commerce, communication, and business applications. Federal, state, or foreign governmental bodies or agencies have in the past adopted, and may in the future adopt, laws or regulations affecting the use of the internet as a commercial medium. The adoption of any laws or regulations that could reduce the growth or use of the internet, including laws or practices limiting internet neutrality, could decrease the demand for, or the usage of, our platform and products, increase our cost of doing business, require us to modify our platform or financial systems, and may harm our results of operations. In addition, government agencies or private organizations have imposed and may impose additional taxes, fees, or other charges for accessing the internet or commerce conducted via the internet, which could limit the growth of internet-related commerce or communications generally, result in higher prices for our products and platform, or result in reduced demand for internet-based products such as ours.

As the internet continues to experience growth in the number of users, frequency of use, and amount of data transmitted, the internet infrastructure that we and our customers rely on may be unable to support the demands placed upon it. In addition, there could be adverse effects from delays in the development or adoption of new standards and protocols to handle increased demands of internet activity, security, reliability, cost, ease-of-use, accessibility, and quality of service. Further, our platform depends on the quality of our customers’ access to the internet. The failure of the internet infrastructure that we or our customers rely on, even for a short period of time, could undermine our operations and harm our results of operations.
Internet access is frequently provided by companies that have significant market power that could take actions that degrade, disrupt, or increase the cost of customer access to our platform, any of which would negatively impact our business. On June 11, 2018, the repeal of the Federal Communications Commission’s, or the FCC, “net neutrality” rules took effect and returned to a “light-touch” regulatory framework. The prior rules were designed to ensure that all online content is treated the same by internet service providers and other companies that provide broadband services. Additionally, on September 30, 2018, California enacted the California internet Consumer Protection and Net Neutrality Act of 2018, making California the fourth state to enact a state-level net neutrality law since the FCC repealed its nationwide regulations, mandating that all broadband services in California must be provided in accordance with state net neutrality requirements. The U.S. Department of Justice has sued to block the law going into effect, and California has agreed to delay enforcement until the resolution of the FCC’s repeal of the federal rules. A number of other states are considering legislation or executive actions that would regulate the conduct of broadband providers. We cannot predict whether the FCC order or state initiatives will be modified, overturned, or vacated by legal action of the court, federal legislation or the FCC. With the repeal of net neutrality rules, network operators may choose to implement usage-based pricing, discount pricing charged to providers of competitive products, otherwise materially change their pricing rates or schemes, charge us to deliver our traffic or throttle its delivery, implement bandwidth caps or other usage restrictions or otherwise try to monetize or control access to their networks, any of which could increase our costs, or those of our customers in accessing our platform, and negatively impact our business and results of operations.
Federal, state, and foreign laws regulate internet tracking software, the sending of commercial emails and text messages, and other activities, which could impact the use of our platform and products, and potentially subject us to regulatory enforcement or private litigation.
We are subject to laws and regulations that govern sending marketing and advertising by electronic means, such email and telephone. For example, in the United States, the Controlling the Assault of Non-Solicited Pornography and Marketing Act of 2003, or the CAN-SPAM Act, among other things, obligates the sender of commercial emails to provide recipients with the ability to opt out of receiving future commercial emails from the sender. In addition, the Telephone Consumer Protection Act imposes certain notice, consent, and opt-out obligations on companies that send telephone or text communications using auto dialers to consumers, and provides consumers with private rights of action for violations. Further, certain states and foreign jurisdictions, such as Australia, Canada, and the EU, have enacted laws that prohibit sending unsolicited marketing emails unless the recipient has provided its prior consent to receipt of such email, or in other words has “opted-in” to receiving it. A requirement that recipients opt into, or the ability of recipients to opt out of, receiving commercial emails may minimize the effectiveness of our marketing, which could adversely affect our ability to attract new customers or entice existing customers to upgrade their subscriptions.
We are subject to U.S. economic sanctions, export control and anti-corruption laws, and regulations that could impair our ability to compete in international markets or subject us to liability if we violate such laws and regulations.
We are subject to U.S. economic sanctions, export control and anti-corruption laws, and regulations that prohibit the provision of certain products and services to certain countries, governments, and persons targeted by U.S. sanctions. We are in the process of implementing certain precautions to prevent our platform and products from being exported or accessed in violation of U.S. export controls or U.S. sanctions laws and regulations. However, we cannot be certain that the precautions we take will prevent all violations of these laws.
We have previously identified, and may continue to identify, customer accounts for our platform and products that may originate from, or are intended to benefit, persons in countries that are subject to U.S. embargoes, including transactions or events in or relating to Cuba, Iran, North Korea, Syria, and the Crimea region of Ukraine. We have recently submitted an initial voluntary self-disclosure and will follow up with a final report to the U.S. Department of the Treasury’s Office of Foreign Assets Control, or OFAC, regarding potential violations of OFAC regulations that may have involved the provision of services to one or more customers in sanctioned countries. We have not yet obtained a determination from OFAC.
If we are found to be in violation of U.S. sanctions or export control laws, we may be fined or other penalties could be imposed. Furthermore, changes in export control or economic sanctions laws and enforcement could also result in increased compliance requirements and related costs, which could materially adversely affect our business, results of operations, financial condition and/or cash flows.
We are also subject to various U.S. and international anti-corruption laws, such as the U.S. Foreign Corrupt Practices Act and the UK Bribery Act, as well as other similar anti-bribery and anti-kickback laws and regulations. These laws and regulations generally prohibit companies and their employees and intermediaries from authorizing, offering, or providing improper payments or benefits to government officials and other recipients for improper purposes. Our exposure for violating these laws may increase as we continue to expand our international presence, and any failure to comply with such laws could harm our business.
Our internal controls over financial reporting currently do not meet all of the standards contemplated by Section 404 of SOX, and failure to achieve and maintain effective internal controls over financial reporting in accordance with Section 404 of SOX could impair our ability to produce timely and accurate financial statements or comply with applicable regulations and have a material adverse effect on our business. In the future, our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.
As a public company, we will become subject to certain reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and we will have significant requirements for enhanced financial reporting and internal controls. Our disclosure controls and procedures are designed to reasonably assure that information required to be disclosed by us in reports we file or submit under the Exchange Act is accumulated and communicated to management, recorded, processed, summarized, and reported within the time periods specified in the rules and forms of the SEC. The process of designing and implementing effective internal controls is a continuous effort that will require us to anticipate and react to changes in our business and the economic and regulatory environments, and to expend significant resources to maintain a system of internal controls that is adequate to satisfy our reporting obligations as a public company. If we are unable to establish or maintain appropriate internal financial reporting controls and procedures, it could cause us to fail to meet our reporting obligations on a timely basis, result in material misstatements in our consolidated financial statements, and harm our operating results. We believe that any disclosure controls and procedures or internal controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in our control system, misstatements or insufficient disclosures due to error or fraud may occur and not be detected.

In addition, we will be required, pursuant to Section 404 of the Sarbanes–Oxley Act of 2002, as amended (“SOX”), to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting in the second annual report on Form 10-K following the completion of this offering. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. The rules governing the standards that must be met for our management to assess our internal control over financial reporting are complex and require significant documentation, testing, and possible remediation. Testing and maintaining internal controls may divert management’s attention from other matters that are important to our business. Beginning with our second annual report on Form 10-K following the completion of this offering, our independent registered public accounting firm may be required to attest to the effectiveness of our internal control over financial reporting on an annual basis. However, while we remain an emerging growth company, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting. If we are not able to complete our initial assessment of our internal controls and otherwise implement the requirements of Section 404 of SOX in a timely manner or with adequate compliance, our independent registered public accounting firm may not be able to certify as to the adequacy of our internal controls over financial reporting. Additionally, when required, an independent assessment of the effectiveness of our internal controls over financial reporting could detect problems that our management’s assessment might not. Undetected material weaknesses in our internal controls over financial reporting could lead to financial statement restatements and require us to incur the expense of remediation.
Matters impacting our internal controls may cause us to be unable to report our financial information on a timely basis and thereby subject us to adverse regulatory consequences, including sanctions by the SEC or violations of applicable stock exchange listing rules, which may result in a breach of the covenants under existing or future financing arrangements. There also could be a negative reaction in the financial markets due to a loss of investor confidence in us and the reliability of our financial statements. Confidence in the reliability of our financial statements also could suffer if we or our independent registered public accounting firm report a material weakness in our internal controls over financial reporting. This could materially adversely affect us and lead to a decline in the market price of our Class A common stock.
In connection with the audit of our consolidated financial statements for the year ended December 31, 2019, we and our independent registered public accounting firm identified a material weakness in our internal control over financial reporting related to deficiencies in our controls over the financial statement close process. Specifically, there were deficiencies in the design and operations of internal controls over the identification and review of complex accounting issues involving significant judgment or estimates with respect to certain prior period transactions.
We have implemented, and are continuing to implement, measures designed to improve our internal control over financial reporting to remediate this material weakness. These measures include formalizing our processes and internal control documentation, strengthening supervisory reviews by our financial management, hiring additional qualified accounting and finance personnel, and engaging financial consultants to enable the implementation of internal control over financial reporting.
We expect to incur additional costs to remediate the control deficiencies identified, though there can be no assurance that our efforts will be successful or avoid potential future material weaknesses. If we are unable to successfully remediate our existing or any future material weaknesses in our internal control over financial reporting, or if we identify any additional material weaknesses, the accuracy and timing of our financial reporting may be adversely affected, we may be unable to maintain compliance with securities law requirements regarding timely filing of periodic reports in addition to applicable stock exchange listing requirements, investors may lose confidence in our financial reporting, and our stock price may decline as a result. We also could become subject to investigations by       , the SEC or other regulatory authorities.

Our internal resources and personnel may in the future be insufficient to avoid accounting errors and there can be no assurance that we will not have additional material weaknesses in the future. Any failure to develop or maintain effective controls or any difficulties encountered implementing required new or improved controls could harm our operating results or cause us to fail to meet our reporting obligations and may result in a restatement of our financial statements for prior periods. Any failure to implement and maintain effective internal control over financial reporting also could adversely affect the results of periodic management evaluations and annual independent registered public accounting firm attestation reports regarding the effectiveness of our internal control over financial reporting that we will eventually be required to include in our periodic reports that will be filed with the SEC. Ineffective disclosure controls, procedures, and internal control over financial reporting could also cause investors to lose confidence in our reported financial and other information, which would likely have a negative effect on the trading price of our common stock. In addition, if we are unable to continue to meet these requirements, we may not be able to remain listed on the        .
Unanticipated changes in our effective tax rate and additional tax liabilities may impact our financial results.
We are subject to income taxes in the United States and various jurisdictions outside of the United States. Our income tax obligations are generally determined based on our business operations in these jurisdictions. Significant judgment is often required in the determination of our worldwide provision for income taxes. Our effective tax rate could be impacted by changes in the earnings and losses in countries with differing statutory tax rates, changes in non-deductible expenses, changes in excess tax benefits of stock-based compensation, changes in the valuation of deferred tax assets and liabilities and our ability to utilize them, the applicability of withholding taxes, effects from acquisitions, changes in accounting principles and tax laws in jurisdictions where we operate. Any changes, ambiguity, or uncertainty in taxing jurisdictions’ administrative interpretations, decisions, policies, and positions could also materially impact our income tax liabilities.
As our business continues to grow and if we become more profitable, we anticipate that our income tax obligations could significantly increase. If our existing tax credits and net operating loss carry-forwards become fully utilized, we may be unable to offset or otherwise mitigate our tax obligations to the same extent as in prior years. This could have a material impact to our future cash flows or operating results.
In addition, recent global tax developments applicable to multinational companies, including certain approaches of addressing taxation of digital economy recently proposed or enacted by the Organisation for Economic Co-operation and Development, the European Commission or certain major jurisdictions where we operate or might in the future operate, might have a material impact to our business and future cash flow from operating activities, or future financial results. We are also subject to tax examinations in multiple jurisdictions. While we regularly evaluate new information that may change our judgment resulting in recognition, derecognition, or changes in measurement of a tax position taken, there can be no assurance that the final determination of any examinations will not have an adverse effect on our operating results and financial position. In addition, our operations may change, which may impact our tax liabilities. As our brand becomes increasingly recognizable both domestically and internationally, our tax planning structure and corresponding profile may be subject to increased scrutiny, and if we are perceived negatively, we may experience brand or reputational harm.
We may also be subject to additional tax liabilities and penalties due to changes in non-income based taxes resulting from changes in federal, state, or international tax laws, changes in taxing jurisdictions’ administrative interpretations, decisions, policies and positions, results of tax examinations, settlements or judicial decisions, changes in accounting principles, and changes to the business operations, including acquisitions, as well as the evaluation of new information that results in a change to a tax position taken in a prior period. Any resulting increase in our tax obligation or cash taxes paid could adversely affect our cash flows and financial results.

Our international operations may subject us to greater than anticipated tax liabilities.
We are expanding our international operations to better support our growth into international markets. Our corporate structure and associated transfer pricing policies contemplate future growth in international markets, and consider the functions, risks, and assets of the various entities involved in intercompany transactions. The amount of taxes we pay in different jurisdictions may depend on the application of the tax laws of various jurisdictions, including the United States, to our international business activities, changes in tax rates, new or revised tax laws or interpretations of existing tax laws and policies, and our ability to operate our business in a manner consistent with our corporate structure and intercompany arrangements. The taxing authorities of the jurisdictions in which we operate may challenge our methodologies for pricing intercompany transactions pursuant to our intercompany arrangements or disagree with our determinations as to the income and expenses attributable to specific jurisdictions. If such a challenge or disagreement were to occur, and our position was not sustained, we could be required to pay additional taxes, interest, and penalties, which could result in one-time tax charges, higher effective tax rates, reduced cash flows, and lower overall profitability of our operations and we may be required to revise our intercompany agreements. Our financial statements could fail to reflect adequate reserves to cover such a contingency.
Risks Related to Our Intellectual Property
We may not be able to adequately protect our proprietary and intellectual property rights in our data or technology.
Our success is dependent, in part, upon protecting our proprietary information and technology. Our intellectual property portfolio primarily consists of registered and unregistered trademarks, unregistered copyrights, domain names, know-how, and trade secrets. We may be unsuccessful in adequately protecting our intellectual property. No assurance can be given that confidentiality, non-disclosure, or invention or copyright assignment agreements with employees, consultants, partners or other parties have been entered into, will not be breached, or will otherwise be effective in establishing our rights in intellectual property and in controlling access to and distribution of our platform, or certain aspects of our platform, and proprietary information. Further, these agreements do not prevent our competitors from independently developing technologies that are substantially equivalent or superior to our platform. Additionally, certain unauthorized use of our intellectual property may go undetected, or we may face legal or practical barriers to enforcing our legal rights even where unauthorized use is detected.
Current laws may not provide for adequate protection of our platform or data, especially in foreign jurisdictions which may have laws that provide insufficient protections to companies. In addition, legal standards relating to the validity, enforceability, and scope of protection of proprietary rights in internet-related businesses are uncertain and evolving, and changes in these standards may adversely impact the viability or value of our proprietary rights. Some license provisions protecting against unauthorized use, copying, transfer, and disclosure of our products, or certain aspects of our platform, or our data may be unenforceable under the laws of certain jurisdictions. Further, the laws of some countries do not protect proprietary rights to the same extent as the laws of the United States, and the laws and mechanisms for protection and enforcement of intellectual property rights in some foreign countries may be inadequate. As we continue to operate in foreign countries and expand our international activities, we have encountered and may in the future encounter challenges in navigating the laws of foreign countries, which may adversely affect our ability to protect our proprietary rights and subject us to claims from current or former personnel and other third parties. Moreover, our exposure to unauthorized copying of certain aspects of our platform, or our data may increase. Further, competitors, foreign governments, foreign government-backed actors, criminals, or other third parties may gain unauthorized access to our proprietary information and technology. Accordingly, despite our efforts, we may be unable to prevent third parties from infringing upon or misappropriating our technology and intellectual property or claiming that we infringe upon or misappropriate their technology and intellectual property.

To protect our intellectual property rights, we may be required to spend significant resources to monitor, protect, and defend these rights, and we may or may not be able to detect infringement by our customers or third parties. Litigation has been and may be necessary in the future to enforce our intellectual property rights and to protect our trade secrets. Such litigation could be costly, time consuming, and distracting to management and could result in the impairment or loss of portions of our intellectual property. Furthermore, our efforts to enforce our intellectual property rights may be met with defenses, counterclaims, and countersuits attacking the validity and enforceability of our intellectual property rights. Our inability to protect our proprietary technology against unauthorized copying or use, as well as any costly litigation or diversion of our management’s attention and resources, could delay further sales or the implementation of our platform, impair the functionality of our platform, delay introductions of new features, integrations, and capabilities, result in our substituting inferior or more costly technologies into our platform, or injure our reputation. In addition, we may be required to license additional technology from third parties to develop and market new features, integrations, and capabilities, and we cannot be certain that we could license that technology on commercially reasonable terms or at all, and our inability to license this technology could harm our ability to compete.
If third parties claim that we infringe upon or otherwise violate their intellectual property rights, our business could be adversely affected.
We have in the past and may in the future be subject to claims that we have infringed or otherwise violated third parties’ intellectual property rights. There is patent, copyright, and other intellectual property development and enforcement activity in our industry and relating to the technology we use in our business. Our future success depends in part on not infringing upon or otherwise violating the intellectual property rights of others. From time to time, our competitors or other third parties (including non-practicing entities and patent holding companies) may claim that we are infringing upon or otherwise violating their intellectual property rights, and we may be found to be infringing upon or otherwise violating such rights. In addition, we do not own any issued, nor do we have any pending patents, which limits our ability to deter patent infringement claims by competitors and other third parties who hold patents. We may be unaware of the intellectual property rights of others that may cover some or all of our current or future technology or conflict with our rights, and the patent, copyright, and other intellectual property rights of others may limit our ability to improve our technology and compete effectively. Any claims of intellectual property infringement or other intellectual property violations, even those without merit, could:
•be expensive and time consuming to defend;
•cause us to cease making, licensing or using our platform or products that incorporate the challenged intellectual property;
•require us to modify, redesign, reengineer or rebrand our platform or products, if feasible;
•divert management’s attention and resources; or
•require us to enter into royalty or licensing agreements to obtain the right to use a third-party’s intellectual property.
Any royalty or licensing agreements, if required, may not be available to us on acceptable terms or at all. A successful claim of infringement against us could result in our being required to pay significant damages, enter into costly settlement agreements, or prevent us from offering our platform or products, any of which could have a negative impact on our operating profits and harm our future prospects. We may also be obligated to indemnify our customers or business partners in connection with any such litigation and to obtain licenses, modify our platform or products, or refund premium subscription fees, which could further exhaust our resources. Such disputes could also disrupt our platform or products, adversely affecting our customer satisfaction and ability to attract customers.

Our use of “open source” software could negatively affect our ability to offer and sell access to our platform and products, and subject us to possible litigation.
We use open source software in our platform and products, and expect to continue to use open source software in the future. There are uncertainties regarding the proper interpretation of and compliance with open source licenses, and there is a risk that such licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to use such open source software, and consequently to provide or distribute our platform and products. Although use of open source software has historically been free, recently several open source providers have begun to charge license fees for use of their software. If our current open source providers were to begin to charge for these licenses or increase their license fees significantly, we would have to choose between paying such license fees or incurring the expense to replace the open source software with other software or with our own software, which would increase our research and development costs, and have a negative impact on our results of operations and financial condition.
Additionally, we may from time to time face claims from third parties claiming ownership of, or seeking to enforce the terms of, an open source license, including by demanding release of source code for the open source software, derivative works or our proprietary source code that was developed using or that is distributed with such open source software. These claims could also result in litigation and could require us to make our proprietary software source code freely available, require us to devote additional research and development resources to change our platform or incur additional costs and expenses, any of which could result in reputational harm and would have a negative effect on our business and operating results. In addition, if the license terms for the open source software we utilize change, we may be forced to reengineer our platform or incur additional costs to comply with the changed license terms or to replace the affected open source software. Further, use of certain open source software can lead to greater risks than use of third-party commercial software, as open source licensors generally do not provide warranties or controls on the origin of software or indemnification for third-party infringement claims. Although we have implemented policies to regulate the use and incorporation of open source software into our platform and products, we cannot be certain that we have not incorporated open source software in our platform and products in a manner that is inconsistent with such policies.
Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.
Our agreements with resellers and other third parties may include indemnification or other provisions under which we agree to indemnify or otherwise be liable to them for losses suffered or incurred as a result of claims of intellectual property infringement, damages caused by us to property or persons, or other liabilities relating to or arising from our platform, products or other acts or omissions. For some of our larger customers, we sometimes negotiate similar indemnification provisions or indemnification for breaches of our obligations, representations or warranties in the subscription agreement, gross negligence or willful misconduct, breaches of confidentiality, losses related to security incidents, breach of the data processing addendum or violations of applicable law. In some instances, the term of these contractual provisions survives the termination or expiration of the applicable agreement. Large indemnity payments or damage claims from contractual breach could harm our business, operating results, and financial condition.
From time to time, third parties may assert infringement claims against our customers or resellers. These claims may require us to initiate or defend protracted and costly litigation on behalf of customers and resellers, regardless of the merits of these claims. If any of these claims succeed, we may be forced to pay damages on behalf of our customers and resellers or may be required to obtain licenses for the platform or products they use or resell or modify our platform or products. We may not be able to obtain all necessary licenses on commercially reasonable terms, or at all, or to make such modifications to avoid a claim, in which case our customers and resellers may be required to stop using or reselling our platform or products. Further, customers may require us to indemnify or otherwise be liable to them for breach of confidentiality or failure to implement adequate security measures with respect to their data stored, transmitted or processed by our employees or platform. Although we normally contractually limit our liability with respect to such obligations, we may still incur substantial liability related to them. Any dispute with a customer with respect to such obligations could have adverse effects on our relationship with that customer and other current and prospective customers, reduce demand for our platform or products, and harm our revenue, business, and operating results.
Risks Related to Ownership of Our Class A Common Stock
We are an emerging growth company and we cannot be certain that the reduced disclosure requirements applicable to emerging growth companies will not make our Class A common stock less attractive to investors.
We are an “emerging growth company” as defined in the JOBS Act. Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.
For as long as we continue to be an emerging growth company, we also intend to take advantage of certain other exemptions from various reporting requirements that are applicable to other public companies including, but not limited to, reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements, and registration statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We cannot predict if investors will find our Class A common stock less attractive because we will rely on these exemptions. If some investors find our Class A common stock less attractive as a result, there may be a less active trading market for our Class A common stock and our stock price may be more volatile.
We will remain an emerging growth company until the earliest of (i) the last day of the year in which we have total annual gross revenue of $1.07 billion or more, (ii) the last day of the year following the fifth anniversary of the date of the closing of this offering, (iii) the date on which we have issued more than $1.0 billion in nonconvertible debt during the previous three years, or (iv) the date on which we are deemed to be a large accelerated filer under the rules of the SEC.
We will incur increased costs and become subject to additional regulations and requirements as a result of becoming a public company, which could impair our profitability, make it more difficult to run our business, or divert management’s attention from our business.
As a public company, and particularly after we are no longer an emerging growth company, we will be required to commit significant resources, management time, and attention to the requirements of being a public company, which will cause us to incur significant legal, accounting, and other expenses that we have not incurred as a private company, including costs associated with public company reporting requirements, and recruiting and retaining independent directors. We also have incurred and will continue to incur costs associated with SOX and the Dodd-Frank Wall Street Reform and Consumer Protection Act and related rules implemented by the SEC and          , and compliance with these requirements will place significant demands on our legal, accounting, and finance staff and on our accounting, financial, and information systems. The expenses incurred by public companies generally for reporting and corporate governance purposes have been increasing. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly, although we are currently unable to estimate these costs with any degree of certainty. In addition, we might not be successful in implementing these requirements. These laws and regulations also could make it more difficult or costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. These laws and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors or board committees or as our executive officers. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our Class A common stock, fines, sanctions, and other regulatory action and potentially civil litigation.
There has been no prior market for our Class A common stock and an active market may not develop or be sustained, and you may not be able to resell your shares at or above the initial public offering price, if at all.
There has been no public market for our Class A common stock prior to this offering. The initial public offering price for our Class A common stock will be determined through negotiations between the representatives and us and may vary from the market price of our Class A common stock following this offering. In addition, the market price of our Class A common stock could be highly volatile and may fluctuate substantially as a result of many factors, including:
•actual or anticipated fluctuations in our results of operations;
•variance in our results of operation from the expectations of market analysts;
•announcements by us or our competitors of significant business developments, changes in service provider relationships, acquisitions or expansion plans;
•changes in the prices of our products;
•our involvement in litigation;
•our sale of Class A common stock or other securities in the future;
•market conditions in our industry;
•changes in key personnel;
•the trading volume of our Class A common stock;
•changes in the estimation of the future size and growth rate of our markets; and
•general economic and market conditions.
In addition, the stock markets have experienced extreme price and volume fluctuations. Broad market and industry factors may materially harm the market price of our Class A common stock, regardless of our results of operation. In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been instituted against that company. If we were involved in any similar litigation we could incur substantial costs, and our management’s attention and resources could be diverted.
If you purchase shares of our Class A common stock in this offering, you may not be able to resell those shares at or above the initial public offering price. An active or liquid market in our Class A common stock may not develop upon closing of this offering or, if it does develop, it may not be sustainable, which could adversely affect your ability to sell your shares and could depress the market price of our Class A common stock.

If you purchase shares of our Class A common stock in this offering, you will experience substantial and immediate dilution.
If you purchase shares of our Class A common stock in this offering, you will experience substantial and immediate dilution in the pro forma net tangible book value per share after giving effect to this offering, based on an assumed public offering price of $       per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, because the price that you pay will be substantially greater than the pro forma net tangible book value per share of the Class A common stock that you acquire. This dilution is due in large part to the fact that our earlier investors paid substantially less than the initial public offering price when they purchased their shares of our capital stock. You will experience additional dilution upon the exercise of any outstanding stock options or other equity awards that we may issue to our employees under our equity incentive plans or if we otherwise issue additional shares of our Class A common stock. For a further description of the dilution that you will experience immediately after this offering, see the section titled “Dilution”.
A total of       , or       %, of the outstanding shares of our Class A and Class B common stock after this offering will be restricted from immediate resale, but may be sold on a stock exchange in the near future. The large number of shares eligible for public sale or subject to rights requiring us to register them for public sale could depress the market price of our Class A common stock.
The market price of our Class A common stock could decline as a result of sales of a large number of shares of our Class A common stock in the market after this offering, and the perception that these sales could occur may also depress the market price of our Class A common stock. Based on       shares of our capital stock outstanding as of       , we will have       shares of our Class A and Class B common stock outstanding after this offering. We, our executive officers, directors, and the holders of substantially all of our capital stock and securities convertible into or exchangeable for our capital stock have entered or will enter into lock-up agreements with the underwriters under which they have agreed or will agree, subject to specific exceptions, not to sell any of our stock for 180 days following the date of this prospectus. We refer to such period as the lock-up period.
As a result of these agreements and the market standoff provision of our investors’ rights agreement described further in the section titled “Description of Capital Stock—Registration Rights”, and subject to the provisions of Rule 144 or Rule 701,       shares of our Class A and Class B common stock will be available for sale in the public market as follows:
•beginning on the date of this prospectus, all       shares of our Class A common stock sold in this offering will be immediately available for sale in the public market; and
•beginning 181 days after the date of this prospectus (subject to the terms of the lock-up agreements and market standoff provision described above), the remainder of the shares of our Class A and Class B common stock will be eligible for sale in the public market from time to time thereafter, subject in some cases to the volume and other restrictions of Rule 144, as described below.
Upon completion of this offering, stockholders owning an aggregate of up to       shares of our Class B common stock will be entitled, under contracts providing for registration rights, to require us to register shares owned by them for public sale in the United States. In addition, we intend to file a registration statement to register       shares of our Class A common stock reserved for future issuance under our equity compensation plans. Upon effectiveness of that registration statement, subject to the satisfaction of applicable exercise periods and expiration of the market standoff agreements and lock-up agreements referred to above, the shares issued upon exercise of outstanding stock options will be available for immediate resale in the United States in the open market.

Sales of our shares as restrictions end or pursuant to registration rights may make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. These sales also could cause the trading price of our Class A common stock to fall and make it more difficult for you to sell shares of our Class A common stock.
If we do not meet the expectations of equity research analysts, if they do not publish research or reports about our business or if they issue unfavorable commentary or downgrade our Class A common stock, the price of our Class A common stock could decline.
The trading market for our Class A common stock will depend in part on the research and reports that equity research analysts publish about us and our business. The analysts’ estimates are based upon their own opinions and are often different from our estimates or expectations. If our results of operations are below the estimates or expectations of public market analysts and investors, our stock price could decline. Moreover, the price of our Class A common stock could decline if one or more securities analysts downgrade our Class A common stock or if those analysts issue other unfavorable commentary or cease publishing reports about us or our business.
We cannot predict the impact our dual structure may have on the market price of our Class A common stock.
We cannot predict whether our dual class structure, combined with the concentrated control of our stockholders who held our capital stock prior to the completion of our offering, including our executive officers, employees, and directors and their affiliates, will result in a lower or more volatile market price of our Class A common stock or in adverse publicity or other adverse consequences. For example, certain index providers have announced restrictions on including companies with multiple class share structures in certain of their indices. In July 2017, FTSE Russell and Standard & Poor’s announced that they would cease to allow most newly public companies utilizing dual or multi-class capital structures to be included in their indices. Under the announced policies, our dual class capital structure would make us ineligible for inclusion in any of these indices. Given the sustained flow of investment funds into passive strategies that seek to track certain indexes, exclusion from stock indexes would likely preclude investment by many of these funds and could make our Class A common stock less attractive to other investors. As a result, the market price of our Class A common stock could be adversely affected.
The dual class structure of our common stock has the effect of concentrating voting control with those stockholders who held our capital stock prior to the completion of this offering, including our directors, executive officers, and their affiliates, who will hold in the aggregate        % of the voting power of our capital stock upon the completion of this offering, which will limit or preclude your ability to influence corporate matters.
Our Class B common stock has ten votes per share, and our Class A common stock, which is the stock we are offering pursuant to this prospectus, has one vote per share. Upon the completion of this offering, our directors, executive officers, and their affiliates, will hold in the aggregate       % of the voting power of our capital stock. Because of the ten-to-one voting ratio between our Class B common stock and Class A common stock, the holders of our Class B common stock collectively will continue to control a majority of the combined voting power of our common stock and therefore will be able to control all matters submitted to our stockholders for approval until        . This concentrated control may limit or preclude your ability to influence corporate matters for the foreseeable future, including the election of directors, amendments of our organizational documents, and any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transaction requiring stockholder approval. In addition, this may prevent or discourage unsolicited acquisition proposals or offers for our capital stock that you may feel are in your best interest as one of our stockholders.
Future transfers by holders of Class B common stock will generally result in those shares converting to Class A common stock, subject to limited exceptions, such as certain transfers effected for estate planning purposes. The conversion of Class B common stock to Class A common stock will have the effect, over time, of increasing the relative voting power of those holders of Class B common stock who retain their shares in the long term.
We do not expect to declare any dividends in the foreseeable future.
We do not anticipate declaring any cash dividends to holders of our common stock in the foreseeable future. Consequently, investors may need to rely on sales of their Class A common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investment. Investors seeking cash dividends should not purchase our Class A common stock.
Provisions in our charter documents and under Delaware law could make an acquisition of our company more difficult, limit attempts by our stockholders to replace or remove our current board of directors, and limit the market price of our Class A common stock.
Provisions in our amended and restated certificate of incorporation and amended and restated bylaws may have the effect of delaying or preventing a change of control or changes in our management. Our amended and restated certificate of incorporation and amended and restated bylaws, which will become effective upon the completion of this offering, include provisions that:
•provide that the authorized but unissued shares of our common stock and our preferred stock are available for future issuance without stockholder approval;
•provide that our board of directors will be classified into three classes of directors with staggered three-year terms;
•permit the board of directors to establish the number of directors and fill any vacancies and newly created directorships;
•require super-majority voting to amend some provisions in our amended and restated certificate of incorporation and amended and restated bylaws;
•authorize the issuance of “blank check” preferred stock that our board of directors could use to implement a stockholder rights plan;
•provide that only the Chairperson of our board of directors, our Chief Executive Officer, or a majority of our board of directors will be authorized to call a special meeting of stockholders;
•provide for a dual class common stock structure in which holders of our Class B common stock have the ability to control the outcome of matters requiring stockholder approval, even if they own significantly less than a majority of the outstanding shares of our Class A and Class B common stock, including the election of directors and significant corporate transactions, such as a merger or other sale of our company or its assets;
•prohibit stockholder action by written consent, which requires all stockholder actions to be taken at a meeting of our stockholders;
•provide that the board of directors is expressly authorized to make, alter or repeal our bylaws; and
•advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted upon by stockholders at annual stockholder meetings.

Moreover, Section 203 of the Delaware General Corporation Law may discourage, delay, or prevent a change in control of our company. Section 203 imposes certain restrictions on mergers, business combinations, and other transactions between us and holders of 15% or more of our common stock. See the section titled “Description of Capital Stock” for additional information.
Our bylaws to be effective upon the consummation of this offering designate certain courts as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, or employees.
Our bylaws that will become effective upon the completion of this offering provide that, unless we consent in writing to an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for any state law claim for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of fiduciary duty owed by any of our directors, officers, and employees to us or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law, our amended and restated certificate of incorporation or our amended and restated bylaws or (iv) any action asserting a claim that is governed by the internal affairs doctrine, in each case subject to the Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein, or the Delaware Forum Provision. The Delaware Forum Provision will not apply to any causes of action arising under the Securities Act or the Exchange Act. Our amended and restated bylaws further provide that, unless we consent in writing to the selection of an alternative forum, the U.S. District Court for the District of Massachusetts shall be the sole and exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act, or the Federal Forum Provision, as our principal office is located in Boston, Massachusetts. In addition, our amended and restated bylaws that will become effective upon the completion of this offering will provide that any person or entity purchasing or otherwise acquiring any interest in shares of our common stock is deemed to have notice of and consented to the foregoing provisions; provided, however, that stockholders cannot and will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder.
The Delaware Forum Provision and the Federal Forum Provision in our amended and restated bylaws may impose additional litigation costs on stockholders in pursuing any such claims, particularly if the stockholders do not reside in or near the State of Delaware or the Commonwealth of Massachusetts. Additionally, the forum selection clauses in our amended and restated bylaws may limit our stockholders’ ability to bring a claim in a forum that they find favorable for disputes with us or our directors, officers or employees, which may discourage such lawsuits against us and our directors, officers and employees even though an action, if successful, might benefit our stockholders. In addition, while the Delaware Supreme Court ruled in March 2020 that federal forum selection provisions purporting to require claims under the Securities Act be brought in federal court were “facially valid” under Delaware law, there is uncertainty as to whether other courts will enforce our Federal Forum Provision. If the Federal Forum Provision is found to be unenforceable, we may incur additional costs associated with resolving such matters. The Federal Forum Provision may also impose additional litigation costs on stockholders who assert that the provision is not enforceable or invalid. The Court of Chancery of the State of Delaware and the U.S. District Court for the District of Massachusetts may also reach different judgments or results than would other courts, including courts where a stockholder considering an action may be located or would otherwise choose to bring the action, and such judgments may be more or less favorable to us than our stockholders.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
This prospectus contains forward-looking statements about us and our industry that involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this prospectus, including statements regarding our future results of operations, financial condition, business strategy and plans and objectives of management for future operations, are forward-looking statements. In some cases, you can identify forward-looking statements because they contain words such as “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” or “would,” or the negative of these words or other similar terms or expressions. Forward-looking statements contained in this prospectus include, but are not limited to, statements about:
•our future financial performance, including our revenue, ARR, costs of revenue, gross profit or gross margin and operating expenses;
•the sufficiency of our cash and cash equivalents to meet our liquidity needs;
•anticipated trends and growth rates in our business and in the markets in which we operate;
•our ability to maintain the security and availability of our internal networks and platform;
•our ability to attract new paying customers and convert free customers into paying customers;
•our ability to retain and expand sales to our existing paying customers, including upgrades to premium subscriptions, purchases of add-on offerings, and increasing the number of authorized users per paying customer;
•our ability to access, collect, and analyze data;
•our ability to successfully expand in our existing markets and into new markets;
•our ability to effectively manage our growth and future expenses;
•our ability to continue to innovate and develop new products and features, improve our data assets, and enhance our technological capabilities;
•our estimated total addressable market;
•our ability to maintain, protect, and enhance our intellectual property;
•our ability to comply with modified or new laws and regulations applying to our business;
•the attraction and retention of qualified employees and key personnel;
•our anticipated investments in sales and marketing, and research and development;
•our ability to successfully defend litigation brought against us;
•our ability to successfully acquire and integrate companies and assets;
•the increased expenses associated with being a public company;
•our use of the net proceeds from this offering; and

•the impact of COVID-19 on our business and industry.
You should not rely upon forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this prospectus primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition, results of operations and prospects. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties, and other factors described in the section titled “Risk Factors” and elsewhere in this prospectus. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this prospectus. The results, events, and circumstances reflected in the forward-looking statements may not be achieved or occur, and actual results, events, or circumstances could differ materially from those described in the forward-looking statements.
The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this prospectus to reflect events or circumstances after the date of this prospectus or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make.
In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and you are cautioned not to unduly rely upon these statements.

MARKET AND INDUSTRY DATA
This prospectus contains statistical data, estimates, and forecasts from various sources, including independent industry publications and other information from our internal sources. This information is based upon a number of assumptions and limitations, and you are cautioned not to give undue weight to such information. While we believe the market and industry data included in this prospectus are reliable and are based on reasonable assumptions, we have not independently verified any of the data from third-party sources nor have we ascertained the underlying economic assumptions relied on therein. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the sections titled “Risk Factors” and “Special Note Regarding Forward-Looking Statements,” that could cause results to differ materially from those expressed in these publications and reports.
The source of certain statistical data, estimates, and forecasts contained in this prospectus are the following independent industry publications or reports:
•Cisco, Cisco Annual Internet Report (2018-2023), January 2020.
•G2.com, Inc., Business Software and Services Reviews and Rankings, as of November 16, 2020;
•GlobalWebIndex, Marketing - Why online shopping needs to get personal, April 24, 2020;
•GlobalWebIndex, Social - GlobalWebIndex’s flagship report on the latest trends in social media (Flagship Report 2020);
•McKinsey & Company, How COVID-19 has pushed companies over the technology tipping point—and transformed business forever, October 5, 2020; and
•U.S. Census Bureau, 2017 SUSB Annual Data Tables by Establishment Industry, March 2020.
Certain information included in this prospectus concerning our industry and the markets we serve, including our market share, are also based on our good-faith estimates derived from management’s knowledge of the industry and other information currently available to us.
.

USE OF PROCEEDS
We estimate that the net proceeds from the sale of shares of our Class A common stock that we are selling in this offering will be approximately $       million, based upon an assumed initial public offering price of $       per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts, commissions, and estimated offering expenses payable by us. If the underwriters’ option to purchase additional shares of our Class A common stock from us is exercised in full, we estimate that our net proceeds would be approximately $       million, after deducting estimated underwriting discounts, commissions, and estimated offering expenses payable by us.
Each $1.00 increase or decrease in the assumed initial public offering price of $       per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, the net proceeds that we receive from this offering by approximately $       million, assuming that the number of shares of Class A common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions payable by us. Similarly, each increase or decrease of 1.0 million in the number of shares of our Class A common stock offered by us would increase or decrease the net proceeds that we receive from this offering by approximately $       million, assuming the assumed initial public offering price remains the same and after deducting the estimated underwriting discounts and commissions payable by us.
The principal purposes of this offering are to increase our capitalization and financial flexibility, create a public market for our Class A common stock and facilitate our future access to the public equity markets. We anticipate that we will primarily use the net proceeds we receive from this offering, including any net proceeds we receive from the exercise of the underwriters’ over-allotment option to acquire additional shares of common stock, to invest further in our sales and marketing activities to grow our customer base, to fund our research and development efforts to enhance our technology platform and product functionality, and to pay anticipated general and administrative expenses. We also intend to use proceeds from this offering to fund our other growth strategies described elsewhere in this prospectus. We may use a portion of the net proceeds for the acquisition of companies, technologies or other assets that we believe are complementary to our own, although we currently have no agreements, commitments or understandings with respect to any such transaction.
We cannot specify with certainty the particular uses of the net proceeds that we will receive from this offering or the amounts we actually spend on the uses set forth above, which will depend on a number of factors, including our future revenue and cash generated by operations and the other factors described in the section titled “Risk Factors”. Pending the use of proceeds from this offering as described above, we plan to invest the net proceeds that we receive in this offering in short-term and intermediate-term interest-bearing obligations, investment-grade investments, certificates of deposit or direct or guaranteed obligations of the U.S. government. Our management will have broad discretion in the application of the net proceeds from this offering and investors will be relying on the judgment of our management regarding the application of the proceeds.

DIVIDEND POLICY
We have never declared or paid dividends on our common stock. We do not expect to pay dividends on our common stock for the foreseeable future. Instead, we currently anticipate that we will retain all of our future earnings, if any, for use in the operation and expansion of our business and we do not anticipate paying cash dividends in the foreseeable future. Payment of future cash dividends, if any, will be at the discretion of the board of directors after taking into account various factors, including our financial condition, operating results, current and anticipated cash needs, the requirements of current or then-existing debt instruments and other factors the board of directors deems relevant.

CAPITALIZATION
The following table sets forth cash and cash equivalents, as well as our capitalization, as of December 31, 2020 as follows:
•on an actual basis;
•on a pro forma basis, giving effect to (i) the automatic conversion of all outstanding shares of our preferred stock into an aggregate of          shares of our Class B common stock, and (ii) the reclassification of our outstanding common stock into shares of our Class B common stock; and
•on a pro forma as adjusted basis, giving effect to the pro forma adjustments set forth above and the sale and issuance by us of       shares of our Class A common stock in this offering, based on an assumed initial public offering price of $       per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts, commissions, and estimated offering expenses payable by us.
The pro forma as adjusted information set forth in the table below is illustrative only and will be adjusted based on the actual initial public offering price and other final terms of this offering. You should read this table together with our financial statements and related notes, and the sections titled “Selected Consolidated Financial Data and Other Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” that are included elsewhere in this prospectus.

As of December 31, 2020
	Actual	Pro Forma	Pro Forma as Adjusted
(in thousands, except per share data)
Cash and cash equivalents	$	$	$
Series A redeemable convertible preferred stock, $0.00001 par value; 3,379,400 shares authorized, issued and outstanding, actual; no authorized, issued or outstanding, pro forma or pro forma as adjusted
Series A-1 redeemable convertible preferred stock, $0.00001 par value; 1,837,600 shares authorized, issued and outstanding, actual; no authorized, issued or outstanding, pro forma or pro forma as adjusted
Stockholders’ (deficit) equity:
Series B convertible preferred stock, $0.00001 par value; 4,681,400 shares authorized, issued and outstanding, actual; no authorized, issued or outstanding, pro forma or pro forma as adjusted
Preferred stock, $0.00001 par value; no shares authorized or issued and outstanding, actual; shares authorized, no shares issued and outstanding, pro forma and pro forma as adjusted
Common stock, $0.00001 par value; 100,000,000 shares authorized and shares issued and outstanding, actual; shares authorized, issued or outstanding, pro forma and pro forma as adjusted
Class A common stock, 0.00001 par value; no shares authorized or issued and outstanding, actual; shares authorized, no shares issued and outstanding, pro forma; shares authorized, shares issued and outstanding, pro forma as adjusted
Class B common stock, $0.00001 par value; no shares authorized or issued and outstanding, actual; shares authorized, shares issued and outstanding, pro forma and pro forma as adjusted
Additional paid-in capital
Accumulated deficit
Total stockholders’ (deficit) equity
Total capitalization	$	$	$
If the underwriters’ option to purchase additional shares of our Class A common stock from us were exercised in full, pro forma as adjusted cash and cash equivalents, additional paid-in capital, total stockholders’ equity (deficit), and shares of Class A common stock issued and outstanding as of December 31, 2020 would be $       million, $       million, $       million and        shares, respectively.
Each $1.00 increase or decrease in the assumed initial public offering price of $        per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, our cash and cash equivalents, additional paid-in capital, and total stockholders’ equity (deficit) by approximately $       million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions payable by us. Similarly, each increase or decrease of 1.0 million shares in the number of shares of our Class A common stock offered by us would increase or decrease, as applicable, our cash and cash equivalents, additional paid-in capital, and total stockholders’

equity (deficit) by approximately $       million, assuming the assumed initial public offering price remains the same, and after deducting estimated underwriting discounts and commissions payable by us.
The pro forma column in the table above is based on no shares of Class A and        shares of Class B common stock outstanding as of December 31, 2020, and excludes:
•          shares of Class B common stock issuable upon the exercise of stock options outstanding as of December 31, 2020 under our Amended and Restated 2019 Stock Option and Grant Plan (the “2019 Plan”), at a weighted-average exercise price of $          per share;
•          shares of Class B common stock available for future issuance as of December 31, 2020 under the 2019 Plan, which will cease to be available for issuance at the time that our 2021 Stock Option Plan (the “2021 Plan”) becomes effective
•          shares of Class A common stock available for future issuance under our 2021 Plan, which will become effective upon the effectiveness of the registration statement of which this prospectus is a part; and
•          shares of Class A common stock available for future issuance under our Employee Stock Purchase Plan (“ESPP”), which will become effective upon the effectiveness of the registration statement of which this prospectus is a part.
Our 2021 Plan and ESPP each provide for annual automatic increases in the number of shares reserved thereunder and our 2021 Plan also provides for increases to the number of shares of Class A common stock that may be granted thereunder based on shares underlying any awards under our 2019 Plan that expire, are forfeited or are otherwise terminated, as more fully described in the section titled “Executive Compensation—Employee Benefit and Stock Plans.”

DILUTION
If you invest in our Class A common stock in this offering, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share of our Class A common stock and the pro forma as adjusted net tangible book value per share of our Class A common stock immediately after this offering. Net tangible book value dilution per share to new investors represents the difference between the amount per share paid by purchasers of shares of Class A common stock in this offering and the pro forma as adjusted net tangible book value per share of Class A common stock immediately after completion of this offering.
Net tangible book value per share is determined by dividing our total tangible assets less our total liabilities by the number of shares of common stock outstanding. Our historical net tangible book value (deficit) as of December 31, 2020 was $       million, or $       per share. Our pro forma net tangible book value (deficit) as of December, 2020 was $       million, or $       per share, based on the total number of shares of our common stock outstanding as of December 31, 2020, after giving effect to the automatic conversion of all outstanding shares of our preferred stock as of December 31, 2020 into an aggregate of shares of our Class B common stock, which conversion will occur immediately prior to the completion of this offering.
After giving effect to the sale by us of        shares of our Class A common stock in this offering at the assumed initial public offering price of $       per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts, commissions, and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of December 31, 2020 would have been $       million, or $       per share. This represents an immediate increase in pro forma net tangible book value of $       per share to our existing stockholders and immediate dilution of $       per share to investors purchasing shares of our Class A common stock in this offering at the assumed initial public offering price. The following table illustrates this dilution:

Assumed initial public offering price per share		$
Pro forma net tangible book value (deficit) per share as of December 31, 2020	$
Increase in pro forma net tangible book value (deficit) per share attributable to new investors in this offering
Pro forma as adjusted net tangible book value per share immediately after this offering
Dilution per share to new investors in this offering		$
Each $1.00 increase or decrease in the assumed initial public offering price of $       per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, our pro forma as adjusted net tangible book value per share to new investors by $       , and would increase or decrease, as applicable, dilution per share to new investors in this offering by $       , assuming that the number of shares of our Class A common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions payable by us. In addition, to the extent any outstanding options to purchase Class B common stock are exercised, new investors would experience further dilution. If the underwriters exercise their option to purchase additional shares of our Class A common stock from us in full, the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering would be $         per share, and the dilution in pro forma net tangible book value per share to new investors in this offering would be $        per share.
The following table presents, on a pro forma as adjusted basis as of December 31, 2020, after giving effect to the conversion and reclassification of all outstanding shares of preferred stock into Class B common stock immediately prior to the completion of this offering, the differences between the existing stockholders and the new investors purchasing shares of our Class A common stock in this offering with respect to the number of shares purchased from us, the total consideration paid or to be paid to us, which includes net proceeds received from the issuance of common stock and preferred stock, cash received from the exercise of stock options, and the average price per share paid or to be paid to us at an assumed initial public offering price of $       per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, before deducting estimated underwriting discounts, commissions, and estimated offering expenses payable by us:

	Shares Purchased		Total Consideration		Average Price per Share
	Number	Percent	Amount	Percent
Existing stockholders		%	$	%	$
New investors
Totals		100%	$	100%
Each $1.00 increase or decrease in the assumed initial public offering price of $       per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, the total consideration paid by new investors and total consideration paid by all stockholders by approximately $       million, assuming that the number of shares of Class A common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions payable by us. In addition, to the extent any outstanding options to purchase Class B common stock are exercised, new investors will experience further dilution.
Except as otherwise indicated, the above discussion and tables assume no exercise of the underwriters’ option to purchase additional shares of Class A common stock. If the underwriters exercise their option to purchase additional shares of Class A common stock from us in full, our existing stockholders would own        % and our new investors would own       % of the total number of shares of our common stock outstanding upon the completion of this offering.
The number of shares of Class A and Class B common stock to be outstanding after this offering is based on the number of shares of our common stock outstanding as of December 31, 2020 and excludes:
•          shares of Class B common stock issuable upon the exercise of stock options outstanding as of December 31, 2020 under our 2019 Plan at a weighted-average exercise price of $          per share;
•          shares of Class B common stock available for future issuance as of December 31, 2020 under the 2019 Plan, which will cease to be available for issuance at the time that our 2021 Plan becomes effective;
•          shares of Class A common stock available for future issuance under our 2021 Plan, which will become effective upon the effectiveness of the registration statement of which this prospectus is a part; and
•          shares of Class A common stock available for future issuance under our ESPP, which will become effective upon the effectiveness of the registration statement of which this prospectus is a part.

SELECTED CONSOLIDATED FINANCIAL DATA AND OTHER DATA
The following tables present our selected consolidated financial and other data. We have derived the selected consolidated statements of operations data for the years ended December 31, 2019 and 2020 and the consolidated balance sheet data as of December 31, 2019 and 2020 from our audited financial statements included elsewhere in this prospectus. Our historical results are not necessarily indicative of results that may be expected in the future. The following selected financial data and other data should be read in conjunction with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	Year Ended December 31,
	2019	2020
	(in thousands, except per share data)
Consolidated Statements of Operations Data:
Revenue	$92,109
Cost of revenue (1)	22,540
Gross profit	69,569
Operating expenses
Sales and marketing (1)	41,719
Research and development (1)	14,224
General and administrative (1)	21,848
Total operating expenses	77,791
Loss from operations	(8,222)
Other expense, net	1,480
Loss before income taxes	(9,702)
Provision for income taxes	464
Net loss	$(10,166)
Net loss per share attributable to common stockholders—basic and diluted: (2)	$(0.32)
Weighted-average number of shares of common stock used in computing net loss per share attributable to common stockholders—basic and diluted:	31,510
Pro forma net loss per share attributable to common stockholders—basic and diluted: (3)
Pro forma weighted-average number of shares of common stock used in computing pro forma net loss per share attributable to common stockholders—basic and diluted:
____________________
(1)See the sections titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Stock-Based Compensation” for detail on stock-based compensation as included within these financial statement line items.
(2)Basic and diluted net loss per share attributable to common stockholders is computed based on the weighted-average number of ordinary shares outstanding during each period. For additional information, see Note 2 to the notes to our consolidated financial statements included elsewhere in this prospectus.
(3)Pro forma basic and diluted net loss per share attributable to common stockholders and pro forma weighted-average shares outstanding has been computed to give effect to the conversion of all of our outstanding shares of preferred stock shares of common stock, which will occur upon the closing of this offering, as if such conversion occurred as of the beginning of the period presented or the date of original issuance, whichever is later.

	As of December 31,
	2019	2020
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$37,523	$
Working capital(1)	14,771
Total assets	47,676
Total liabilities	30,776
Redeemable convertible preferred stock	18,059
Total stockholders’ (deficit) equity	(1,159)
(1)We define working capital as current assets less current liabilities.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
You should read the following discussion and analysis of our financial condition and results of operations together with the “Selected Consolidated Financial Data and Other Data”, the consolidated financial statements, and related notes that are included elsewhere in this prospectus. Some of the information contained in this discussion and analysis, including information with respect to our planned investments in our research and development, sales and marketing, and general and administrative functions, contains forward-looking statements based upon current plans, beliefs, and expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under the sections titled “Special Note Regarding Forward-Looking Statements” and “Risk Factors” included elsewhere in this prospectus.
Overview
We are a leading online visibility management SaaS platform, enabling companies globally to identify and reach the right audience in the right context and through the right channels. Online visibility represents how effectively companies connect with consumers across a variety of digital channels, including search, social and digital media, digital public relations, and review websites. Our proprietary SaaS platform enables us to aggregate and enrich trillions of data points collected from hundreds of millions of unique domains, social media platforms, online ads, and web traffic. This allows our customers to understand trends, derive unique and actionable insights to improve their websites and social media pages, and distribute highly relevant content to their targeted customers across channels to drive high-quality traffic.
Since our founding in 2008 by Oleg Shchegolev and Dmitry Melnikov, we have achieved a number of significant milestones, including:
•2010: Surpassed 1,000 customers;
•2012: Started expansion into SEO software, launched Position Tracking, and opened our first U.S. office near Philadelphia, Pennsylvania;
•2014: Continued expansion of SEO capabilities with Site Audit tool;
•2015: Surpassed 10,000 customers and launched Social Media tools;
•2016: Launched Content Marketing and Digital PR tools;
•2017: Completed our first round of financing led by entities affiliated with Siguler Guff & Company and introduced collaboration features, including the ability to add users and share projects and received U.S. and UK search awards for the “Best SEO Software Suite”;
•2018: Completed another financing led by Greycroft and e.ventures, relocated headquarters to Boston, Massachusetts, and opened an office in Dallas, Texas, surpassed $50 million in ARR, and launched our first add-on offering, Local Listings;
•2019: Surpassed 50,000 customers and $100 million in ARR, and launched our second add-on offering, Competitive Intelligence; and
•2020: Launched Sellerly, a new product for Amazon Marketing, acquired Prowly, and received multiple awards, including “Best SEO Software Suite” and “Best Search Software Tool” according to the European Search Awards, and our headcount grew to more than 900 employees globally.

We generate substantially all of our revenue from monthly and annual subscriptions to our online visibility management platform under a SaaS model. Subscription revenue is recognized ratably over the contract term beginning on the date the product is made available to customers.
Our subscription model enables our paying customers to choose among tiered plans for a majority of our products to meet their specific needs. Our tiered pricing for our core product ranges between $100 and $400 per month or $1,000 to $4,000 per year, with each tier providing a varying level of access to our products and usage limits. Within our subscription tiers, customers have the ability to purchase increased usage limits by adding the ability to create additional projects, keywords to track, and seat licenses without moving to a higher tiered plan. We have a demonstrated track record of customers consistently upgrading to higher tiered plans to get access to incremental functionality and usage limits. Additionally, we offer add-ons that are not included in our subscription plans and are sold on a one-time or monthly basis depending on the add-on.
Since inception, we have managed our rapid growth with discipline and efficiency, having raised only $37 million of capital. We generated revenue of $92.1 million and $      million for the years ended December 31, 2019 and 2020, respectively, representing growth of      %. Our net loss for the years ended December 31, 2019 and 2020 was $10.2 million and $     million, respectively.
We believe that the growth of our business and our operating results will be dependent upon many factors, including our ability to acquire new and retain existing paying customers, increase revenue from existing paying customers, and sustain and adapt to product and technology innovation. While these areas present significant opportunities for us, they also pose challenges and risks that we must successfully address in order to sustain the growth of our business and improve our operating results.
While we have experienced rapid growth and increased demand for our products over the last few years, we expect to continue to incur losses in the short term and may not be able to achieve profitability. Our marketing is focused on building our brand reputation, increasing market awareness of our platform and products, and driving customer demand and a strong sales pipeline. We believe that these efforts will result in an increase in our paying customer base, revenues, and improved operating margins in the long term. To manage any future growth effectively, we must continue to improve and expand our information technology and financial infrastructure, our operating and administrative systems and controls, and our ability to manage headcount, capital, and processes in an efficient manner. Additionally, we face intense competition in our market, and to succeed, we need to innovate and offer products that are differentiated from point solutions that address aspects of online visibility management. We must also effectively hire, retain, train, and motivate qualified personnel and senior management. If we are unable to successfully address these challenges, our business, operating results, and prospects could be adversely affected.
Key Factors Affecting Our Performance
There are a number of factors that have impacted, and we believe will continue to impact, our results of operations and growth. These factors include:
Acquiring New Paying Customers
We expect increasing demand for third-party online visibility software to accelerate adoption of our platform. Our recurring subscription model provides significant visibility into our future results and we believe ARR is the best indicator of the scale of our platform, while mitigating fluctuations due to seasonality and contract term. We define ARR as the daily revenue of all paid subscription agreements that are actively generating revenue as of the last day of the reporting period multiplied by 365. As of December 31, 2019 and 2020, we had more than 54,000 paying customers and      paying customers, respectively, accounting for $102.6 million and $      million in ARR, respectively.

Retaining and Expanding Sales to Our Existing Customers
We serve a diverse customer base across a variety of sizes and industries that is focused on maximizing their online visibility. We believe there is a significant opportunity to expand within our existing customer base as customers often initially purchase our entry-level subscription, which offers lower usage limits and limited user licenses, as well as fewer features. We have demonstrated the ability to expand contract values with our existing customers as they use our products and recognize the critical nature of our platform and often seek premium offerings through incremental usage, features, add-ons, and additional user licenses.
Our sales team is largely focused on driving account expansion by encouraging our customers to fully recognize the potential benefit from our comprehensive platform. As a result, we have become increasingly efficient at acquiring customers who increase their spend with us over time. The chart below illustrates the revenue from each customer cohort based on the year in which they became customers during the year presented. As indicated in the chart, our customer cohorts typically experience their lowest dollar-based net revenue retention rate during their second full year after becoming a customer, after which the dollar-based net revenue retention rate typically improves and we are able to drive increased spending across the remaining customers within the cohort.
Our dollar-based net revenue retention rate enables us to evaluate our ability to retain and expand subscription revenue generated from our existing customers. Our dollar-based net revenue retention rate for the years ended December 31, 2019 and 2020 was 120.2% and       %, respectively.
We calculate our dollar-based net revenue retention rate as of the end of a period by using (a) the revenue from our customers during the twelve month period ending one year prior to such period as the denominator and (b) the revenue from those same customers during the twelve months ending as of the end of such period as the numerator. This calculation excludes revenue from new customers and any non-recurring revenue.
We have successfully increased ARR per paying customer over time and believe this metric is an indicator of our ability to grow the long-term value of our platform. We expect ARR per paying customer to continue to increase as customers adopt our premium offerings and we continue to introduce new

products and functionality. Our ARR per paying customer for the years ended December 31, 2019 and 2020 was $1,892 and $      , respectively. We define ARR per paying customer during a given period as ARR from our paying customers at the end of the period divided by the number of paying customers as of the end of the same period. We define the number of paying customers as the number of unique business and individual customers at the end of a particular period. We define a business customer as all accounts that contain a common non-individual business email domain (e.g., all subscriptions with an email domain of @XYZ.com will be considered to be one customer), and an individual customer as an account that uses an individual non-business email domain.
Sustaining Product and Technology Innovation
We have a strong track record of developing new products that have high adoption rates among our paying customers. Our product development organization plays a critical role in continuing to enhance the effectiveness and differentiation of our technology in an evolving landscape and maximizing retention of our existing customers. We intend to continue investing in product development to improve our data assets, expand our products and enhance our technological capabilities.
Components of our Results of Operations
Revenue
We generate nearly all of our revenue from subscriptions to our online visibility management platform under a SaaS model. Subscription revenue is recognized ratably over the contract term beginning on the date on which we provide the customer access to our platform. Our customers do not have the right to take possession of our software. Our subscriptions are generally non-cancellable during the contractual subscription term, however our subscription contracts contain a right to a refund if requested within seven days of purchase.
We offer our paid products to customers via monthly or annual subscription plans, as well as one-time and ongoing add-ons. Our subscription-based model enables customers to select a plan based on their needs and license our platform on a per user per month basis.
As of December 31, 2020, we served approximately         paying customers in various industries, and our revenue is not concentrated with any single customer or industry. For the year ended December 31, 2020, no single customer accounted for more than % of our revenue.
Cost of Revenue
Cost of revenue primarily consists of expenses related to hosting our platform, acquiring data, and providing support to our customers. These expenses are comprised of personnel and related costs, including salaries, benefits, incentive compensation, and stock-based compensation expense related to the management of our data centers, our customer support team and our customer success team, and data acquisition costs. In addition to these expenses, we incur third-party service provider costs, such as data center and networking expenses, allocated overhead costs, depreciation expense and amortization associated with the Company’s property and equipment, and amortization of capitalized software development costs. We allocate overhead costs, such as rent and facility costs, information technology costs, and employee benefit costs to all departments based on headcount. As such, general overhead expenses are reflected in cost of revenue and each operating expense category.
We expect our cost of revenue to increase in absolute dollars due to expenditures related to the purchase of hardware, data, expansion, and support of our data center operations and customer support teams. We also expect that cost of revenue as a percentage of revenue will decrease over time as we are able to achieve economies of scale in our business, although it may fluctuate from period to period depending on the timing of significant expenditures. To the extent that our customer base grows, we intend to continue to invest additional resources in expanding the delivery capability of our products and other services. The timing of these additional expenses could affect our cost of revenue, both in terms of absolute dollars and as a percentage of revenue in any particular quarterly or annual period.
Operating Expenses
Research and Development
Research and development expenses primarily consist of personnel and related costs, including salaries, benefits, incentive compensation, stock-based compensation, and allocated overhead costs. Research and development expenses also include depreciation expense and other expenses associated with product development. Other than internal-use software costs that qualify for capitalization, research and development costs are expensed as incurred. We plan to increase the dollar amount of our investment in research and development for the foreseeable future as we focus on developing new products, features, and enhancements to our platform. We believe that investing in the development of new products, features, and enhancements improves customer experience, makes our platform more attractive to new paying customers and provides us with opportunities to expand sales to existing paying customers and convert free customers to paying customers. However, we expect our research and development expenses to decrease as a percentage of our revenue over time.
Sales and Marketing
Sales and marketing expenses primarily consist of personnel and related costs directly associated with our sales and marketing department, including salaries, benefits, incentive compensation, and stock-based compensation, online advertising expenses, and marketing and promotional expenses, as well as allocated overhead costs. We expense all costs as they are incurred, excluding sales commissions identified as incremental costs to obtain a contract, which are capitalized and amortized on a straight-line basis over the average period of benefit, which we estimate to be two years. We expect that our sales and marketing expenses will continue to increase in absolute dollars in the year ending December 31, 2021, but remain relatively consistent as a percentage of revenue with the year ended December 31, 2020. New sales personnel require training and may take several months or more to achieve productivity; as such, the costs we incur in connection with the hiring of new sales personnel in a given period are not typically offset by increased revenue in that period and may not result in new revenue if these sales personnel fail to become productive. We expect to increase our investment in sales and marketing as we add new services, which will increase these expenses in absolute dollars. Over the long term, we believe that sales and marketing expenses as a percentage of revenue will vary depending upon the mix of revenue from new and existing customers, as well as changes in the productivity of our sales and marketing programs.
General and Administrative
General and administrative expenses primarily consist of personnel and related expenses, including salaries, benefits, incentive compensation, and stock-based compensation, associated with our finance, legal, human resources, and other administrative employees. Our general and administrative expenses also include professional fees for external legal, accounting, and other consulting services, insurance, depreciation and amortization expense, as well as allocated overhead. We expect to increase the size of our general and administrative functions to support the growth of our business. We also expect to recognize certain non-recurring professional fees and other expenses as part of our transition to becoming a public company. Upon the completion of this offering, we expect to continue to incur additional expenses as a result of operating as a public company, including costs to comply with rules and regulations applicable to companies listed on a U.S. securities exchange, costs related to compliance and reporting obligations pursuant to the rules and regulations of the SEC, increases in insurance premiums, investor relations and professional services. We expect the dollar amount of our general and administrative expenses to increase for the foreseeable future. However, we expect our general and administrative expenses to decrease as a percentage of revenue over time.
Other Expense, Net
Other expense, net primarily consists of losses on the fair value remeasurement of a share purchase option granted to an investor (the “Share Purchase Option”) to purchase shares of our Series A-1 preferred stock. The Share Purchase Option was a free-standing financial instrument, which was recorded at fair value upon the date of grant. We revalued this instrument each reporting period and recorded increases or decreases in the respective fair value as an adjustment to other expense, net in our consolidated statements of operations and comprehensive loss. We continued to adjust the fair value of these financial instruments until the earlier of the settlement or expiration of the Share Purchase Option. The Share Purchase Option was exercised in February 2019, and the carrying amount of the Share Purchase Option as of the date of exercise was transferred to additional paid-in capital. No further revaluation was needed for the Share Purchase Option.
Also included in other expense, net is foreign exchange gains or losses from foreign currency translation adjustments associated with our international activities. The functional currency of our international operations is the U.S. dollar. Accordingly, all foreign currency transactions are measured initially in the functional currency of the recording entity by use of the exchange rate in effect at that date. At each subsequent balance sheet date, all foreign denominated assets and liabilities are re-measured into U.S. dollars using the exchange rates in effect at the balance sheet date, or historical rate, as appropriate. Any differences resulting from the re-measurement of assets and liabilities are recorded within other expense, net. We expect our foreign currency exchange gains and losses to continue to fluctuate in the future as foreign currency exchange rates change.
Other expense, net also includes amounts for other miscellaneous income and expense unrelated to our core operations.
Income Tax Provision
We operate in several tax jurisdictions and are subject to taxes in each country or jurisdiction in which we conduct business. We account for income taxes in accordance with the asset and liability method. Under this method, deferred tax assets and liabilities are recognized based on temporary differences between the financial reporting and income tax bases of assets and liabilities using statutory rates. In addition, this method requires a valuation allowance against net deferred tax assets if, based upon the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. To date, we have incurred cumulative net losses and maintain a full valuation allowance on our net deferred tax assets. We expect this trend to continue for the foreseeable future. Our tax expense for the years ended December 31, 2019 and 2020 primarily relates to income earned in certain foreign jurisdictions.
Results of Operations
The following tables set forth information comparing our results of operations in dollars and as a percentage of total revenue for the periods presented. The period-to-period comparison of results is not necessarily indicative of results for future periods.

	Year Ended December 31,
	2019	2020
	(in thousands)
Revenue	$92,109
Cost of revenue (1)	22,540
Gross profit	69,569
Operating expenses
Sales and marketing (1)	41,719
Research and development (1)	14,224
General and administrative (1)	21,848
Total operating expenses	77,791
Loss from operations	(8,222)
Other expense, net	1,480
Loss before income taxes	(9,702)
Provision for income taxes	464
Net loss	$(10,166)
__________________
(1)Includes stock-based compensation expense as follows:

	Year Ended December 31,
	2019	2020
	(in thousands)
Cost of revenue	$9
Sales and marketing	53
Research and development	58
General and administrative	384
Total stock-based compensation	$504

The following table sets forth our consolidated statements of operations data expressed as a percentage of revenue for the periods indicated:

	Year Ended December 31,
	2019	2020
	(as a percentage of total revenue)
Revenue	100%
Cost of revenue	24%
Gross profit	76%
Operating expenses
Sales and marketing	45%
Research and development	15%
General and administrative	24%
Total operating expenses	84%
Loss from operations	(8)%
Other expense, net	2%
Loss before income taxes	(10)%
Provision for income taxes	1%
Net loss	(11)%

Comparison of the Years Ended December 31, 2019 and 2020
Revenue
The components of our revenue during the years ended December 31, 2019 and 2020 were as follows:

	Year Ended December 31,		Change
	2019	2020	Amount	%
	(dollars in thousands)
Revenue	$ 92,109
Revenues increased by $          million, or          %, from $92.1 million in 2019 to $          million in 2020. This was driven by increases in our subscription revenues as a result of increases in the number of paying customers, as well as increases of our sales to existing customers. This occurred in all regions and was most pronounced in          . We increased our number of customers by approximately          as of December 31, 2020 as compared to December 31, 2019.
The locations of our paying customers during the years ended December 31, 2019 and 2020 were as follows:

	Year Ended December 31,
	2019	2020
	(in thousands)
Revenue:
United States	$42,159	$
United Kingdom	10,187
Other	39,763
Total revenue	$92,109	$
Cost of Revenue, Gross Profit and Gross Margin

	Year Ended December 31,		Change
	2019	2020	Amount	%
	(dollars in thousands)
Cost of revenue	$22,540
Gross profit	$69,569
Gross margin	76%
The increase in cost of revenue for the year ended December 31, 2020 compared to the year ended December 31, 2019 was primarily due to the following changes:

Change
(in thousands)
Hosting fees	$
Integration and data costs
Other
Cost of revenue	$

Fees paid to our data providers increased, driven by the additional costs associated with our growth in subscription revenue and the additional costs associated with expanding our relationships with our current paying subscribers. Integration and data costs increased primarily as a result of        . Other costs increased primarily as a result of a        % increase in headcount as we continue to grow our customer support and customer success teams to support our customer growth.
Operating Expenses
Sales and Marketing

	Year Ended December 31,		Change
	2019	2020	Amount	%
	(dollars in thousands)
Sales and marketing	$41,719
Percentage of total revenue	45%
The increase in sales and marketing expense for the year ended December 31, 2020 compared to the year ended December 31, 2019 was primarily due to the following:

Change
(in thousands)
Personnel costs	$
Advertising expense
Other
Sales and marketing	$
Personnel costs increased primarily as a result of a        % increase in headcount as we continue to expand our sales teams to grow our customer base, as well as additional sales commission expense due to the year over year sales growth, which increased the amortization of contract acquisition costs.
Research and Development

	Year Ended December 31,		Change
	2019	2020	Amount	%
	(dollars in thousands)
Research and development	$14,224
Percentage of total revenue	15%
Research and development costs increased primarily as a result of a        % increase in headcount as we continue to expand our product development teams.
General and administrative

	Year Ended December 31,		Change
	2019	2020	Amount	%
	(dollars in thousands)
General and administrative	$21,848
Percentage of total revenue	24%
The increase in general and administrative expense for the year ended December 31, 2020 compared to the year ended December 31, 2019 was primarily driven by a       % increase in headcount

as we continue to expand our reporting, legal and compliance, and internal support teams. It was also driven by a       % increase in stock-based compensation applicable to these teams.
Other Expense, Net

	Year Ended December 31,		Change
	2019	2020	Amount	%
	(dollars in thousands)
Other expense, net	$1,480
Percentage of total revenue	2%
The increase in other expense is primarily attributable to increases in foreign exchange expense of       %.
Provision for Income Taxes

	Year Ended December 31,		Change
	2019	2020	Amount	%
	(dollars in thousands)
Provision for income taxes	464
Percentage of total revenue	1%
The provision for income taxes is primarily attributable to estimated taxes related to our domestic jurisdictions.
Liquidity and Capital Resources
Prior to 2017, we funded our operations primarily through sales of premium subscriptions to our platform. Since 2017, we have funded our operations primarily through sales of premium subscriptions to our platform and the sale of preferred shares and cash generated from operating activities. See the footnotes accompanying our audited consolidated financial statements for more information regarding these transactions.
As of December 31, 2020, our principal sources of liquidity were cash and cash equivalents of $         million and accounts receivable of $          million. We have generated losses from operations and negative cash flows from operations since inception. We expect to continue to incur operating losses and negative operating cash flows for the foreseeable future due to the investments in our business we intend to make as described above.
Our principal uses of cash in recent periods have been to fund operations and invest in capital expenditures.
We believe our existing cash will be sufficient to meet our operating and capital needs for at least the next 12 months. Our future capital requirements will depend on many factors, including our subscription growth rate, subscription renewal activity, billing frequency, the timing and extent of spending to support our research and development efforts, the expansion of sales and marketing activities, the introduction of new and enhanced product offerings, and the continuing market acceptance of our platform and products. In the future, we may enter into arrangements to acquire or invest in complementary companies, products, and technologies, including intellectual property rights. We may be required to seek additional equity or debt financing. In the event that additional financing is required from outside sources, we may not be able to raise it on terms acceptable to us, or at all. If we are unable to raise additional capital or generate cash flows necessary to expand our operations, our business, results of operations, and financial condition could be adversely affected.
Operating Activities
Our largest source of operating cash is cash collections from our customers for subscription services. Our primary uses of cash from operating activities are for online advertising, personnel costs across the sales and marketing and product and development departments, and hosting costs.
Net cash provided by operating activities during the year ended December 31, 2019 was $1.9 million, which resulted from a net loss of $10.2 million adjusted for non-cash charges of $5.7 million and a net cash inflow of $6.4 million from changes in operating assets and liabilities. Non-cash charges primarily consisted of $0.5 million of stock-based compensation expense, $1.1 million of depreciation and amortization expense, and $3.1 million for amortization of deferred contract acquisition costs related to capitalized commissions. The changes in operating assets and liabilities was primarily the result of a $7.6 million increase in deferred revenue due to the addition of new customers and expansion of the business, a $3.2 million increase in accrued expenses, and a $2.5 million increase in accounts payable. These inflows were partially offset by a $4.8 million increase in deferred contract costs, a $1.5 million increase in prepaid expenses and other current assets, and a $0.7 million increase in accounts receivable.
Net cash provided by operating activities during the year ended December 31, 2020 was $          million, which resulted from a net loss of $          million adjusted for non-cash charges of $  million and net cash outflow of $          million from changes in operating assets and liabilities. Non-cash charges primarily consisted of $          million of stock-based compensation expense, $          million of depreciation and intangible asset amortization expense, and $          million for amortization of deferred contract acquisition costs, which were primarily commissions. The net cash outflow from changes in operating assets and liabilities was primarily the result of a $          million increase in deferred commissions due to the addition of new customers and expansion of the business, a $          million increase in gross accounts receivable, a $          million increase in prepaid expenses and a $          million decrease in operating lease liabilities. These outflows were offset by a $          million increase in deferred revenue.
Investing Activities
Net cash used in investing activities for the years ended December 31, 2019 and 2020 was $1.2 million and $       million, respectively, which were primarily due to purchases of computer equipment and hardware. For the years ended December 31, 2019 and 2020, capitalized software development costs were $0.2 million and $      million, respectively.
Financing Activities
Net cash provided by financing activities for the years ended December 31, 2019 and 2020 was $5.1 million and $        million, respectively, which was primarily driven by the net proceeds from the issuance of the Series A-1 preferred stock and option exercises. Net cash provided by financing activities for the year ended December 31, 2020 was $      million, which was primarily driven by                               .

Contractual Obligations
The following table summarizes our non-cancellable contractual obligations as of December 31, 2020:

Payments Due by Period
	Total	Less Than One Year	1-3 Years	3-5 Years	More Than Five Years
(in thousands)
Operating lease obligations
Other purchase obligations (1)
Total	$—	$—	$—	$—	$—
__________________
(1)Consists of minimum guaranteed purchase commitments for data and services.
The commitment amounts in the table above are associated with contracts that are enforceable, legally binding, and that specify all significant terms, including fixed or minimum services to be used, fixed, minimum or variable price provisions, and the approximate timing of the actions under the contracts. Our operating lease commitments, net of sublease receipts, relate primarily to our facilities. Purchase commitments relate mainly to data center agreements used to facilitate our operations at the enterprise level. Our long-term purchase commitments may be satisfied earlier than in the payment periods presented above as we continue to grow and scale our business.
Off-Balance Sheet Arrangements
As of December 31, 2020, we did not have any relationships with any entities or financial partnerships, such as structured finance or special purpose entities, that would have been established for the purpose of facilitating off-balance sheet arrangements or other purposes. As a result, we are not exposed to related financing, liquidity, market or credit risks that could arise if we had engaged in those types of arrangements.
Recent Accounting Pronouncements
Refer to sections titled “Recent Accounting Pronouncements” in Note 2 of the notes to our audited consolidated financial statements included elsewhere in this prospectus for more information.
Critical Accounting Policies and Estimates
Our audited consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States. The preparation of these audited consolidated financial statements in conformity with GAAP requires management to make estimates, judgments, and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. On an ongoing basis, we evaluate our estimates and assumptions. Our actual results may differ from these estimates.
We believe that of our significant accounting policies, which are described in Note 2 to our audited consolidated financial statements included elsewhere in this prospectus, the following accounting policies involve a greater degree of judgment and complexity. Accordingly, these are the policies we believe are the most critical to aid in fully understanding and evaluating our audited consolidated financial condition and results of operations.

Revenue Recognition
Revenue Recognition Policy
We generate revenue primarily from subscriptions to our online visibility management platform under, which is comprised of subscription fees from customers accessing our SaaS services and related customer support. We offer subscriptions to our platform primarily on a monthly or annual basis and we sell our products and services primarily through a self-service model and also directly through our sales force. Our subscription arrangements provide customers the right to access our hosted software applications and customers do not have the right to take possession of our software during the hosting arrangement.
We recognize revenue in accordance with ASC 606, Revenue from Contracts with Customers (“ASC 606”). Revenue is recognized upon transfer of control of promised products or services to customers in an amount that reflects the consideration we expect to receive in exchange for those products or services.
We recognize subscription and support revenue ratably over the term of the contract, beginning on the date the customer is provided access to our service. These subscriptions are generally stand-ready obligations as the customer has access to the service throughout the term of the subscription, and our performance obligations are satisfied with the customer over time. We consider the SaaS subscription and related support services to have the same pattern of transfer to the customer. As such, they are accounted for as a single performance obligation.
Amounts that have been invoiced are recorded in accounts receivable and in deferred revenue or revenue, depending on whether the revenue recognition criteria have been met. We primarily invoice and collect payments from our customers for in advance on a monthly or annual basis.
Deferred revenue represents amounts billed for which revenue has not yet been recognized. Deferred revenue that is expected to be recognized during the succeeding twelve-month period is recorded as current deferred revenue and the remaining portion is recorded as non-current in the accompanying consolidated balance sheets.
Revenue is presented net of any taxes collected from customers.
Costs to Obtain a Contract
We capitalize incremental direct costs of obtaining revenue contracts, which primarily consist of sales commissions paid for new subscription contracts. We amortize these commissions over a period of approximately 24 months on a systematic basis, consistent with the pattern of transfer of the goods or services to which the asset relates. The 24-month period represents the estimated benefit period of the customer relationship and has been determined by taking into consideration the type of product sold, the commitment term of the customer contract, the nature of our technology development life-cycle, and an estimated customer relationship period based on historical experience and future expectations. Sales commissions for renewals and upgrade contracts are deferred and amortized on a straight-line basis over the remaining estimated customer relationship period of the related customer. Deferred contract costs that will be recorded as expense during the succeeding 12-month period is recorded as current deferred contract costs, and the remaining portion is recorded as deferred contract costs, net of current portion. Amortization of deferred contract costs is included in sales and marketing expense in the accompanying consolidated statement of operations and comprehensive loss.

Stock-Based Compensation
We measure stock options and other stock-based awards granted to employees and members of our board of directors for their services as directors based on the fair value on the date of the grant and recognize the corresponding compensation expense of those awards over the requisite service period, which is generally the vesting period of the respective award. We have only issued stock options with service-based vesting conditions and record the expense for these awards using the straight-line method.
We estimate the fair value of each stock option grant using the Black-Scholes option-pricing model, which uses as inputs the estimated fair value of our common stock and assumptions we make for the volatility of our common stock, the expected term of our stock options, the risk-free interest rate for a period that approximates the expected term of our stock options and our expected dividend yield.
We determined the assumptions for the Black-Scholes option-pricing model as discussed below. Each of these inputs is subjective and generally requires significant judgment to determine. If factors change and different assumptions are used, our stock-based compensation expense could be materially different in the future. These assumptions and estimates are as follows:
Fair value—Because our common stock is not publicly traded, we must estimate the fair value of our common stock. Our board of directors considers numerous objective and subjective factors to determine the fair value of our common stock as awards are approved, including utilizing third‐party valuations to assist with the determination of the estimated fair‐market value and common stock price.
Expected dividend yield—The annual rate of dividends is expressed as a dividend yield which is a constant percentage of the stock price. As of the date of this prospectus, we have not paid dividends and do not anticipate paying a cash dividend on common stock in the foreseeable future and, accordingly, use an expected dividend yield of zero.
Expected term—The expected life of an option represents the period of time that an option is expected to be outstanding. The expected term of an award is determined using the simplified method for plain vanilla options, consistent with applicable accounting guidance.
Risk-free rate—The risk‐free interest rate is based on the rate of U.S. treasury securities with maturities consistent with the estimated expected term of the awards.
Expected volatility—As we do not have a trading history of our common stock, there is no historical basis of the stock volatility. Accordingly, the expected volatility is based primarily on the historical volatilities of similar entities’ common stock over the most recent period commensurate with the estimated expected term of the awards.
The weighted-average fair values of options granted during the years ended December 31, 2019 and 2020 were $1.70 and $       per share, respectively. The weighted-average assumptions utilized to determine the fair value of options granted are presented in the following table:

	For the Year Ended December 31, 2019	For the Year Ended December 31, 2020
Expected volatility	45.7%
Weighted-average risk-free interest rate	1.9%
Expected dividend yield	—
Expected life – in years	6.0

Common Stock Valuations
Prior to this offering our common stock was not publicly traded. As such, the estimated fair value of our common stock has been determined by our board of directors as of the date of each option grant, with input from management, considering third-party valuations of our common stock as well as our board of directors’ assessment of additional objective and subjective factors that it believed were relevant and which may have changed from the date of the most recent third-party valuation through the date of the grant. Given the absence of a public trading market for our common stock, the valuations of common stock were determined in accordance with the guidance provided by the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, and our board of directors exercised reasonable judgment and considered numerous and subjective factors to determine the best estimate of fair value of our common stock, including the following factors:
•contemporaneous valuations performed by independent third-party specialists;
•the prices, rights, preferences, and privileges of our preferred stock relative to those of our common stock;
•the prices of common or preferred stock sold to third-party investors by us in arms-length transactions;
•lack of marketability of our common stock;
•our actual operating and financial performance;
•current business conditions and projections;
•our stage of development;
•likelihood of achieving a liquidity event, such as an initial public offering or a merger or acquisition of our company given prevailing market conditions;
•the market performance of comparable publicly traded companies; and
•the U.S. and global capital market conditions.
In valuing our common stock, our board of directors determined the equity value of our business using various valuation methods including income and/or market approaches with input from management. The income approach estimates value based on the expectation of future cash flows that a company will generate. These future cash flows were discounted to their present values using a discount rate derived from an analysis of the cost of capital of comparable publicly traded companies in our industry or similar business operations as of each valuation date and adjusted to reflect the risks inherent in our cash flows. The market approach considers multiples of financial metrics based on guideline public companies. These multiples are then applied to our financial metrics to derive a range of indicated values.
For each valuation performed up through and including the valuation of common stock as of June 30, 2020, the equity value was allocated to the common stock using the Option Pricing Method, or OPM, as the principal equity allocation method. When we had completed or were expecting to complete a preferred equity financing, the terms and pricing of the financing round were included in the analysis used to estimate our value and the value of our common stock.
Beginning with the September 30, 2020 valuation, we changed the methodology for allocating our equity value to our common stock to a hybrid method, which is a combination of a probability weighted expected return method, or PWERM, and an OPM. We made this change as greater certainty developed regarding a possible liquidity event. The PWERM methodology relies on a forward-looking analysis to predict the possible future value of a company. Under this method, discrete future outcomes, such as an IPO, non-IPO scenarios, and a merger or sale are weighted based on our estimate of the probability of each scenario. In our application of the hybrid method, we considered an IPO scenario under the PWERM framework, and a non-IPO scenario modeled using an OPM to reflect the full distribution of possible non-IPO outcomes. The hybrid method is useful when certain discrete future outcomes can be predicted, but also accounts for uncertainty regarding the timing or likelihood of specific alternative exit events.
Application of these approaches involves the use of estimates, judgments, and assumptions that are highly complex and subjective, such as those regarding our expected future revenue, expenses, and future cash flows, discount rates, market multiples, the selection of comparable companies, and the probability of possible future events. Changes in any or all of these estimates and assumptions or the relationships between those assumptions affect our valuations as of each valuation date and may have a material impact on the valuation of our common stock.
For valuations after the completion of this offering, our board of directors will determine the fair value of each share of underlying common stock based on the closing price of our common stock as reported on the date of grant. Future expense amounts for any particular period could be affected by changes in our assumptions or market conditions.
JOBS Act Accounting Election
We are an “emerging growth company” as defined in the JOBS Act. Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to use this exemption from new or revised accounting standards and, therefore, we will not be subject to the same new or revised accounting standards as other public companies that have not made this election.
Quantitative and Qualitative Disclosures of Market Risk
Interest Rate Risk
We had cash and cash equivalents totaling $      million as of December 31, 2020, all of which was invested in traditional bank accounts and interest-bearing money market funds. Certain of these cash investments are maintained at balances beyond Federal Deposit Insurance Corporation, or FDIC, coverage limits or are not insured by the FDIC. Accordingly, there may be a risk that we will not recover the full principal of our cash investments. To date, fluctuations in interest income have not been significant. Because these accounts are highly liquid, we do not have material exposure to market risk. Our cash is held for working capital purposes. We do not enter into investments for trading or speculative purposes.
We did not have any outstanding debt as of December 31, 2020.
Foreign Currency Exchange Risk
We are not currently subject to significant foreign currency exchange risk with respect to revenue as our U.S. and international sales are predominantly denominated in U.S. dollars. However, we have some foreign currency risk related to a small amount of sales denominated in euros, and expenses denominated in euros, rubles, korunas, and zloty. Sales denominated in euros reflect the prevailing U.S. dollar exchange rate on the date of invoice for such sales. Decreases in the relative value of the U.S. dollar to the euro may negatively affect revenue and other operating results as expressed in U.S. dollars.

We incur significant expenses outside the United States denominated in these foreign currencies, primarily the ruble. If the average exchange rates of any of these foreign currencies strengthen against the dollar, the dollar value of our expenses outside the United States will increase. For example, an immediate 10% decrease or increase in the relative value of the U.S. dollar to the ruble would result in a $ million loss or gain on our consolidated statements of operations and cash flows.
We have not engaged in the hedging of foreign currency transactions to date. However, as our international operations expand, our foreign currency exchange risk may increase. If our foreign currency exchange risk increases in the future, we may evaluate the costs and benefits of initiating a foreign currency hedge program in connection with non-U.S. dollar denominated transactions.

BUSINESS
Overview
We are a leading online visibility management software-as-a-service platform. We enable companies globally to identify and reach the right audience for their content, in the right context, and through the right channels. Online visibility represents how effectively companies connect with consumers across a variety of digital channels, including search, social and digital media, digital public relations, and review websites. The evolving online landscape and information overload from online content has made it increasingly difficult for companies to understand and manage their online visibility. Our proprietary software-as-a-service (“SaaS”) platform enables us to aggregate and enrich trillions of data points collected from over 200 million unique domains. Our platform enables our customers to understand trends and act upon unique insights to improve their online visibility, drive high-quality traffic to their websites and social media pages, as well as online listings, distribute highly targeted content to their customers, and measure the effectiveness of their digital marketing campaigns. As of September 30, 2020, our differentiated platform empowered over 389,000 active free customers and over 63,000 paying customers in over 135 countries.
As interactions between companies and their customers continue to shift online, managing a company’s online visibility has become critical. With over 4.9 billion internet users in the third quarter of 2020, according to Internet World Stats, and consumers worldwide spending an average of over six and a half hours per day online, according to GlobalWebIndex, digital channels are essential for customer engagement. While these digital channels have made it easier for companies to have an online presence, with so many different sources of media competing for customers’ attention, it has become increasingly difficult for companies to be discovered by, and engage with, their customers. Most companies do not have the technology or resources to effectively ingest, aggregate, process, and analyze the vast amount of fragmented data from these diverse sources at scale to derive actionable insights. Companies often attempt to address individual aspects of online visibility, such as search engine optimization (“SEO”), search engine marketing (“SEM”), content marketing, social media management (“SMM”), digital public relations (“PR”), and competitive intelligence, among others. Fully integrated solutions are more likely to drive long-term traffic improvement than siloed approaches, offering more comprehensive functionality and insights, and combining strategies across owned, earned, and paid media.
Our fully integrated SaaS platform leverages our proprietary technology, differentiated data, and actionable insights to improve online visibility. We utilize machine learning capabilities to synthesize broad and deep data sets to derive actionable insights and analytics. Our ability to aggregate, crawl, and process massive data sets, including search engine, website traffic, backlink, online advertising, panel, customer reference, and social media data, enables our software to generate a comprehensive view of a company’s online visibility profile and identify the specific keywords, advertisements, third-party websites, and content that are driving traffic. We integrate with third-party solutions to create comprehensive end-to-end workflows across the entire marketing funnel. These workflows include analyzing trends, identifying potential opportunities to optimize visibility, creating high-quality content efficiently, helping customers assess different marketing approaches, executing campaigns regularly, and measuring the effectiveness of their marketing campaigns. As a result, we empower companies to improve their online visibility across key channels through a holistic strategy.
In a highly fragmented market with a myriad of network- and channel-specific solutions, our differentiated and integrated platform provides comprehensive insights into a company’s online visibility. Some large technology platforms including Google and Facebook offer their own solutions but are incentivized to prioritize their own paid channels, lack independence, and do not operate across rival networks. Meanwhile, individual solutions targeted at addressing one or a subset of business problems, or point solutions, rely on limited, channel-specific data, providing only partial, incomplete perspectives. Our technology collects, aggregates, and enriches a broad set of fragmented data across networks and channels, which we leverage to derive valuable and actionable insights that we provide our customers. As our data assets grow, our ability to provide insights improves, attracting more customers to our platform and enabling us to invest in new and existing products, thereby further strengthening our competitive position. According to G2.com, Inc. (“G2”), our platform is listed as a leader across 14 categories, including SEO, competitive intelligence, local marketing, content analytics, and social media analytics, reinforcing the strategic advantages of providing a comprehensive solution.
We offer our solutions on a tiered, recurring subscription basis, which provides varying levels of access to our over 50 products, tools, and add-ons across online visibility management. Some customers start using our products, tools, and add-ons on a free basis before purchasing a subscription to receive premium functionality and additional user licenses. Our compelling value proposition, effective go-to-market strategy, and recurring revenue model drives efficient unit economics. These attributes have enabled us to cost-effectively acquire over 63,000 paying customers as of September 30, 2020, spanning a broad range of industries and geographies.
We utilize a highly efficient, low-touch sales approach focused on driving customers to our platform through a self-service model, allowing our sales team to focus on retention and account expansion. Our tiered pricing structure also drives meaningful upsell opportunities through higher usage limits, greater product functionality, additional user licenses, and product add-ons, as reflected by our dollar-based net revenue retention rate of 120% and     % during the years ended December 31, 2019 and 2020, respectively. We have introduced several new add-on offerings, which has enabled us to grow our ARR per paying customer from $1,892 in the year ended December 31, 2019 to $     in the year ended December 31, 2020.
Our success is driven by our experienced leadership team and culture of continuous innovation. We have been led by our co-founders, Oleg Shchegolev and Dmitry Melnikov, since our inception 12 years ago. Our culture is driven by a collaborative and innovative leadership style, which has allowed us to expand from a single product in 2008 to our comprehensive online visibility management SaaS platform comprised of over 50 products, tools, and add-ons today.
Our capital efficient model has enabled us to grow to $102.6 million in ARR as of December 31, 2019, having raised only $37 million in capital since we were founded. For the years ended December 31, 2019 and 2020, our revenue was $92.1 million and $      million, respectively, representing growth of       %. For the years ended December 31, 2019 and 2020, our net loss was $10.2 million and $      million, respectively.
Our Industry
Cisco estimates that 66% of the global population is expected to have internet connectivity by 2023. To engage with this massive consumer community, companies are continuing to rapidly increase their online presence. The COVID-19 pandemic has further accelerated this trend as traditional brick-and-mortar companies are forced to operate online to survive in the wake of government-mandated shut-downs and social distancing practices. For example, based on a survey by McKinsey & Company, globally, the percentage of consumer interactions that are digital increased to 58% in July 2020, up from 36% in December 2019. Meanwhile, companies that have historically relied on face-to-face interactions to promote and sell their products and services, such as business-to-business companies that host a range of events, presentations, and trade shows, have been required to transition online to continue driving demand. However, the significant increase in availability of digital content, including social media, blogs, and videos, accelerated by social media and organic search, has further driven increased competition for consumers’ attention.
The awareness stage is the most critical part of the digital marketing process, as it introduces a company’s brand to consumers and educates them on its differentiation and value proposition. An initial positive company-consumer interaction improves the efficacy of the digital marketing process. Efficient consumer acquisition enables companies to scale and drive long-term return on investment (“ROI”) on their sales and marketing spend.

Companies utilize a number of digital strategies to drive online awareness, including paid advertisement, social media, digital PR, owned media, and SEO. Investing in only a single strategy is not sufficient to maximize online visibility and may not yield meaningful ROI on digital investments. While paid advertisements are effective at driving immediate traffic to their websites(s) they are costly and require routine updates with new content. Social media and digital PR are effective at driving sustained traffic and awareness over the long term, but require significant upfront time and costs to invest in relationships with social media influencers and journalists. Lastly, once a company’s site and keywords are ranked on search engines, such ranking is sustained for an extended period of time, driving long-term traffic; however, it takes significant time to create content and attain an advantageous rank in search engines across key categories. As a result, companies benefit from utilizing a comprehensive strategy that combines paid advertisements, social media, digital PR, owned media, and SEO to drive long-term ROI on their digital spend and maximize traffic to their website(s). The following diagram is an illustration of the benefits for a company that pursues a comprehensive and holistic online strategy.
The Limitations of Existing Solutions
We believe that existing solutions do not provide companies with holistic online visibility management. The key limitations of existing solutions include:
•Companies lack the technology to aggregate and process broad and deep data sets. Companies collect data from online content through a broad range of individual channels and networks but struggle to aggregate and process the data, which makes it difficult to form a complete view of how efficiently their content drives traffic to their websites. Even if companies had the ability to generate their own internal data, they lack the competitive intelligence and perspectives on other websites to synthesize the data to derive analytics and insights.
•Lack of comprehensive analytics and insights. Network-specific and point solutions are not able to provide comprehensive insights about a company’s online visibility, limiting a company’s ability to make a fulsome set of changes to drive more and higher quality traffic to their websites.
•Large technology platforms do not provide unbiased, comprehensive insights. Some large technology platforms, including Google and Facebook, only provide insights into their own networks and are financially incentivized to prioritize their own paid channels. This significantly limits their ability to provide comprehensive insights and functionality for potential customers and underscores the need for an independent, unbiased online visibility solutions provider.

•Limited third-party integrations. Third-party integrations are critical to provide incremental data and seamless end-to-end workflows, addressing top-of-funnel needs for marketing professionals. However, most existing solutions have limited integrations, significantly impacting their functionality and usefulness, requiring companies to spend time and money integrating several solutions themselves.
•Not designed for a comprehensive view of online visibility. Many companies need to combine perspectives from multiple third-party vendors to form a holistic view of their online presence. This dynamic complicates the customer experience and may undermine a company’s ability to derive actionable insights as products from different vendors may not communicate with each other. It is critical for teams across an organization to work together to effectively manage a company’s online visibility, but managing multiple products makes collaboration more challenging.
•Inefficiency. Subscribing to a patchwork of multiple point solutions for analytics and insights can be expensive and diminish returns on technology investments. This inefficiency results in increased costs due to the need to integrate multiple information technology (“IT”) systems and the manpower required to train and utilize multiple software platforms.
The Benefits of Our Solution
The key benefits of our solution include:
•Robust, proprietary technology platform. We developed our technology platform over the last 12 years, leveraging machine learning to aggregate, cleanse, and analyze an immense amount of proprietary and third-party unstructured data. Our data assets include over 200 million domain profiles, 20 billion keywords, click stream panel data from billions of events per week, over 33 trillion backlinks, over 17 billion URLs crawled per day on average, 310 million Google Display Network banner advertisements, over 1 billion Google search advertisement samples, and a range of data aggregated from social media networks, all of which scale continuously as customers use our platform.
•All-in-one SaaS solution to provide comprehensive online visibility. Our software products cover key aspects of online visibility, including SEO, SEM, content, advertising, competitive research, SMM, and digital PR. Our comprehensive solution is built with differentiated insights into traffic sources for specific sites, analysis of drivers of traffic to a company’s and its competitors’ websites, the keywords that are driving this traffic, and the effectiveness of a company’s content marketing strategy.
•End-to-end workflows with third-party integrations. Our platform maintains a range of seamless third-party integrations for data, workflow, and reporting capabilities, enabling our customers to manage every critical step in optimizing their online visibility. Notable integrations include Google Analytics, YouTube, Facebook, Twitter, Domo, Yext, and Microsoft Outlook.
•Intuitive, easy-to-use platform. Our SaaS platform prioritizes the customer experience and promotes collaboration across functional teams. We have developed easy-to-use dashboards, report builders, project sharing, and task management capabilities that streamline the analytics process for our customers through an intuitive and modern customer experience, while enabling intra-company teams to work together seamlessly to manage a company’s online visibility.
•Strong value proposition. Our comprehensive product suite delivers differentiated insights through a singular platform that enables companies to efficiently manage online visibility, reduce traffic acquisition costs, promote consumer engagement, minimize the cost associated with managing multiple third-party vendors, and acquire new customers.

Our Market Opportunity
As companies of all sizes and across all industries continue to transition online, we believe that the availability of digital content will continue to increase and thus drive further competition for consumers’ attention. We believe that in order for companies to connect with existing and new potential consumers, companies will need to increase their online visibility. Companies must have a complete picture of their online visibility relative to their competition, and we believe that our fully integrated SaaS platform provides companies comprehensive and actionable insights to drive online traffic.
We estimate that, based on our current average customer spending levels, the annual global potential market opportunity for our online visibility management SaaS platform is currently $12.7 billion. We calculated this estimate based on the number of small companies (those with less than 20 employees), medium sized companies (those with between 20 and 499 employees), and large companies (those with 500 or more employees) in the United States, based on information published by the U.S. Census Bureau. With approximately 54% of our revenue coming from customers outside of the United States in 2019, we believe the opportunity internationally is at least as large as in the United States. We then multiplied the total number of companies in each segment by the average revenue per customer for each segment. We calculate the average revenue per customer for each segment using internal data based on actual customer spend. We assume 50% online penetration in the small company segment and 100% penetration in the medium sized and large company segments. We believe that a 50% online penetration estimate for the small company segment is conservative as small companies are continuing to shift their operations online, particularly in response to the COVID-19 pandemic. As such, at 100% penetration, we estimate that our global annual potential market opportunity is over $20 billion.
Our Growth Strategies
The key elements of our growth strategy include:
•Acquire new paying customers. We expect to continue to target new customers who have not yet adopted online visibility management solutions and those who are currently using our free offering. Our sales model for new customers is highly efficient due to our low-friction, self-service onboarding capabilities that allow us to acquire new customers with relatively low sales investment. Additionally, we focus on the conversion of free customers to paying customers.
•Expand the use of our platform by our existing paying customer base. Our substantial base of over 63,000 paying customers as of September 30, 2020, presents a significant opportunity to increase monetization. We expect to continue to grow our revenue from our existing customers as they seek to add premium features and additional user licenses, as reflected by our dollar-based net revenue retention rate of 120% and       % during the years ended December 31, 2019 and 2020, respectively.
•Continue to innovate and develop new products and features. We continue to invest in research and development to enhance our platform and release new products and features while bolstering one of the largest independent data sets for online visibility. We maintain close relationships with our customer base whom provide us with frequent and real-time feedback, which we leverage to rapidly update and optimize our platform. The release of new products, tools, add-ons, and features has enabled us to drive higher monetization over time as we have increased our ARR per paying customer from $1,892 in the year ended December 31, 2019 to $     in the year ended December 31, 2020. For example, we released our premium Competitive Intelligence add-on offering in the first quarter of 2019 and in seven quarters have scaled it to over $5.8 million in ARR.
•Pursue opportunistic M&A. Our management team expects to continue to allocate resources to identify, evaluate, and execute strategic acquisitions. For example, we acquired Prowly.com sp. z

o. o. (“Prowly”) in August 2020 to expand our technological capabilities and solutions offerings. Prowly significantly accelerated our product expansion into the digital PR software space and added four new product categories, as defined by G2, to our product portfolio.
Our Platform
Our SaaS platform has been purpose-built to help companies manage their online visibility and ensure they identify and reach the right audience in the right context and through the right channels. We utilize proprietary technology and machine learning capabilities to aggregate, cleanse, and analyze broad and deep datasets to derive differentiated insights and analytics for our customers to manage their online visibility. Our unique set of data assets have been developed over the last 12 years as our network of customers has grown and includes over 200 million domain profiles, 20 billion keywords, click stream panel data from billions of events per week, over 33 trillion backlinks, over 17 billion URLs crawled per day on average, 310 million Google Display Network banner advertisements, over 1 billion Google search advertisement samples, and a range of data aggregated from social media networks.
We obtain data through a mix of proprietary and third-party data sources. Our data sources include:
•Data we collect from websites algorithmically through our proprietary data collection techniques, including web crawling of third-party websites;
•Data purchased from independent third-party data providers, which includes clickstream data, search engine data, online advertising data, and data from social media sources; and
•Reference data that our customers grant us access to, which includes our customers’ website and social media data. We obtain social media data through APIs that connect to social media platform operators, including Facebook, Twitter, Instagram, Pinterest, and LinkedIn.
We integrate with a wide range of third-party solutions to seamlessly create comprehensive end-to-end workflows across the key components of a company’s online strategy. These workflows include analyzing trends, identifying potential opportunities, creating high-quality content efficiently, helping customers assess different marketing approaches, executing campaigns regularly, and measuring the effectiveness of their digital marketing campaigns. Our intuitive, easy-to-use platform prioritizes customer experience and collaboration to empower companies to develop a holistic strategy for their online visibility across key channels.
We have developed our technology platform over the last 12 years. Since our founding in 2008, our platform has evolved through technology innovation as we have added new products, tools, and features. We currently offer over 50 digital online visibility products, tools, and add-ons across SEO, SEM, content marketing, market research, advertising research, local marketing, reporting, social media management, and digital PR.
Components of our Platform
Our core set of features includes: SEO, content, advertising research, social media, competitive research, local marketing, and reporting, in addition to our Prowly and Sellerly offerings.
SEO. Our SEO tools are designed to enable our customers to optimize their online presence through analyzing what drives traffic to their page. Our search engine positioning (“SEP”) capabilities enable our customers to analyze competitors in search position, improve and expand backlinks, conduct technical audits to improve website performance, and track daily rankings, which together collectively offer a highly functional workflow.
•Backlink analytics. Provides a set of metrics to help monitor the backlinks of a website allowing companies to stay up-to-date with inbound links. Improves online visibility because links from relevant, authoritative third-party websites that link to a company’s website can drive better organic search rankings.
•Backlink audit tool. Universal tool that enables companies to check whether malicious websites have links to their sites, and remove or disavow these links. Provides a list of potentially harmful backlinks that can be removed directly in the tool.
•Backlink gap. Allows comparison of competitor domains, subdomains, and URLs to easily identify and analyze the strongest backlink profile.
•Bulk analysis. Provides information on how many referring domains and backlinks each URL has and prospect link building opportunities.
•Domain overview. A set of comprehensive reports that provide an overview of any domain’s visibility and performance through key metrics, such as organic and paid traffic, backlinks, and display ads.
•Keyword gap. Finds and compares the keyword profiles of up to five domains, enabling companies to identify competitors’ strong and weak points.
•Keyword magic tool. Provides ideas to help customers build a keyword master list utilizing one of the largest keyword databases with over 18 billion keywords.
•Keyword overview. Provides a snapshot of a particular keyword’s value through key metrics, such as volume, keyword difficulty, and competition in paid search, allowing companies to evaluate the prospects of a keyword and how it impacts traffic.
•Link building tool. Provides a tool that enables companies to discover new opportunities for acquiring links, managing links, obtaining contact information on target websites, and monitoring progress.
•Log file analyzer. Analyzes log files and identifies the time and the number of hits made by search engines’ web crawler software to help understand how bots crawl a website.
•On page SEO checker. Suggests ideas to improve a website’s ranking, including ideas on how to improve content and customer experience by leveraging data from different sources and comparing websites with their top real-time organic competitors for each target keyword.
•Organic traffic insights. Identifies which keywords drive traffic and conversions to help enhance SEO strategies and optimize future marketing campaigns.
•Position tracking. A universal keyword rank monitoring tool to check ranking fluctuations over a period of time, compare to competition, and discover new opportunities to appear in search engines’ top results.
•Ranks. A proprietary score that finds the domains that are getting the most traffic from organic search in order to compare the online performance of different websites, their keywords and traffic costs for the purpose of competitive analysis, prospecting or research.

•Sensor. Detects search engine ranking updates caused by a variety of factors, such as technical issues on the website, website restructuring, content revision, or updates to the ranking algorithms themselves.
•Site audit. Performs a comprehensive technical audit to find, prioritize, and address on-site issues, including website performance to improve search rankings.
Content. Our content tools help companies find ideas for new content, build a content strategy plan, ensure content is SEO friendly, analyze mentions, and audit content in order to drive marketing impact.
•Brand monitoring. Tracks brand mentions online, checks the estimated reach, analyzes mention sentiment, tracks referral traffic, and evaluate PR effectiveness in order to assess overall brand reputation, identify weak spots, and find new partnership opportunities.
•Content audit. Analyzes content assets of a website under custom criteria and personalize content audits based on real-time metrics from SEMrush, Google Analytics, and Google Search Console in order to discover which articles require updates.
•Marketing calendar. Calendar tool that allows customers to manage marketing campaigns with the ability to track campaign performance.
•Marketplace. Writing service offering professionally written content for a company’s blog or website.
•Post tracking. Measures the performance of articles published on external resources by tracking social engagement metrics, backlink count, referral traffic, and daily keyword rankings.
•SEO content template. Generates a template focused on target keywords with custom SEO recommendations to increase search engine rankings and improve organic traffic.
•SEO writing assistant. Content optimization tool that takes into account various parameters to meet the needs of specific audiences, provide actionable SEO recommendations, and check for plagiarism, readability, and writing tone. Integrates directly with WordPress and Google Docs.
•Topic research. Simplifies the ideation process and helps to create a competitive content plan by finding engaging content ideas based on an audience’s needs.
Advertising Research. Our advertising tools plan advertising campaigns, provide insights for search, display and shopping campaigns, collect keywords, and reveal competitors search ads and strategies.
•Search advertising research. Helps uncover information regarding competitors’ search ads, evaluate competitor Pay Per Click (“PPC”) spend and strategy, in addition to helping companies plan their own PPC campaigns.
•Cost Per Click (“CPC”) map. Evaluates the potential of a particular local geography in terms of CPC and search demand in order for companies to help distribute marketing budgets amongst local ad campaigns.
•Display advertising. Enhances Google Display Networks campaigns by monitoring competitors’ display ads. Allows analysis of competitors’ advertisement texts and banners, locate where they are advertising and what audiences they are targeting.
•Shopping ads research. Allows for the exploration of the competitive landscape for product listing ads and analyze competitors’ product feeds.

•PPC keyword tool. Helps gather keywords by importing keywords from different file types, finding related keywords, removing keyword duplicates, and merging keywords to build new combinations.
Social Media. Our social media tools enable customers to plan, prepare, and schedule posts, find content to share with their audience, discover fans and influencers, and monitor competitors in order to build an effective social media strategy.
•Tracker. Identifies how often competitors are publishing content, changes to their follower count, and which posts and hashtags are driving the most engagement.
•Poster. Allows for scheduling and posting to multiple accounts, including those on Facebook, Twitter, Instagram, Pinterest, LinkedIn, and Google My Business.
•Manage Facebook ads. Allows for creation, launch, and management of ads on placements across Facebook brands, including Facebook, Instagram, Facebook Messenger, and the Facebook Audience Network.
Competitive Research. Our competitive research tools provide market insights and an overview of competitors’ strategies.
•Market explorer. Reveals key competitors in an industry, analyze a new market or niche, and obtain in-market audience insights by entering a website domain.
•Competitive Intelligence. Allows for discovery of competitors’, prospects’, and potential partners’ website traffic to analyze website performance, set benchmarks, and obtain marketing insights.
•Organic research. Conducts deep analysis to find the most relevant keywords for a market. Provides the ability to analyze website rankings, explore competitors, and check keywords that drive traffic.
Local Marketing. Design geography specific marketing strategies with the ability to track keywords, website rankings, and PPC on a localized basis.
•Google Maps Tracking. Tracks up to 5 keywords on a local level, with website rankings displayed visually in a map output around a specific target area.
•Listing management. Provides accurate information about how a customer’s website performs on a local level with local map tracking, review monitoring, and features that enable customers to reply to reviews.
Reporting. Our reporting tools create elegant SEO and customizable marketing reports with appealing visuals to help our customers monitor metrics and visualize data.
•Google data studio connectors. Adds our data into Google Data Studio to create dashboards and reports with visualized data.
•My reports. Ready-to-use templates or custom templates that report on over 50 marketing metrics.

Prowly. Our recent acquisition of Prowly provides purpose-built tools designed to help PR professionals find and manage media contacts, create and publish press releases.
•Media Influencers. Database of approximately 1 million media contacts with the ability to create targeted communication.
•Customer Relationship Management (“CRM”) System. Allows tracking, management and easy access to communications history utilizing CRM software built for PR.
•Email Outreach. Send personalized emails at scale to media recipients with reliable delivery and customized design.
•Newsroom. Online newsroom software used to create custom layouts of a company’s newsroom website. For PR agencies, the ability to manage multiple clients’ newsrooms.
Sellerly. Toolbox for maintaining and growing Amazon seller businesses. Monitors listings, analytics on webpage traffic, and audit tools designed to help increase sales.
•Listing Protection. Alert system for sellers that helps companies quickly respond to unwanted listing changes and traffic loss. Tracks keyword positions, buy boxes, listing suppression, and prices.
•Amazon Traffic Insights. Analytics tool that compares and evaluates Amazon listings’ traffic channels to help determine promotional strategies.
•Listing Quality Check. Audit tool that checks listings for incompleteness, Amazon guidelines fit and content errors, and provides recommendations for listing optimization.
•Amazon Split Testing. Split-testing tool for Amazon listings that manages product pages and delivers insights with real-time statistics on views and conversions.
Our Business Model
We offer our paid products and tools to customers via monthly or annual subscription plans, as well as one-time and ongoing add-ons. Our subscription-based model enables customers to select a plan based on their needs and license our platform on a per month basis. We currently have three paid subscription tiers for our core product, Pro, Guru, and Business, as well as several add-ons for an incremental cost. We offer time-limited free trials, which allow prospective customers to test the functionality of our Pro or Guru plans for a limited period of time. At the end of the trial period, prospective customers either become paying customers or are switched to free customers.
Free. Our free offering grants access to our platform and limits the number of results, keywords to track, and projects. Free accounts help generate demand for our paid offerings as active free customers experience the capabilities and functionality of our platform and are prompted to upgrade to a paid membership when they reach free customer usage limits.
Pro. Pro provides access to our platform and ongoing software updates. With Pro, customers have the ability to run their SEO, PPC, and SMM projects with our over 50 advanced tools and features.
Guru. Guru provides the same features as Pro, with the addition of Content Marketing Platform, branded reports, historical data, and extended limits.

Business. Business provides all of the same features as Guru, plus white label reports, API access, additional integrations, and extended limits and sharing options.
We have a demonstrated track record of upgrading customers to higher tiered plans. Customers upgrade to higher tiered plans to increase usage limits and add features, including content marketing tools and historical data tracking. Within our subscription tiers, customers have the ability to purchase increased usage limits by adding the ability to create additional projects, keywords to track, and user licenses without moving to a higher tiered plan. Our dynamic pricing model enables our customers to tailor a plan that is suitable for their strategic needs and affords us the ability to expand within our customer base as customers seek additional functionality from our platform.
Additionally, we offer add-ons that are not included in our subscription plans and are sold on a one-time or monthly basis depending on the add-on. Our add-ons include: Competitive Research tools, Local Listing Management, and Marketplace, which can enhance customers’ existing subscriptions.
Sales & Marketing
Our customer acquisition model is focused on promoting our brand, increasing market awareness of our platform and products, and driving customer demand, and a strong sales pipeline. We utilize our products to manage our online visibility and reach our prospective customers. Additionally, we use several other online marketing initiatives, including online advertising, webinars, blogs, podcasts, ebooks, customer success studies, and the SEMrush Academy to build our brand and engage with our customer community. The SEMrush Academy is a free online learning program that offers 40 courses across three languages and has served over 300,000 students, and has issued over 130,000 certificates. The SEMrush Academy increases our brand awareness within the marketing community and helps us crowdsource best practices and innovations that we use to improve our existing offerings, advance new products, grow our brand, and engage with the marketing community.
After attracting a prospective customer to our site, we utilize a highly efficient, low-touch sales approach focused on driving customers to our platform through a self-service model. Customers often begin using our products either on a free basis or immediately become paying customers. Our sales team is largely focused on driving increased subscriptions of existing paying customers by encouraging our customers to fully recognize the potential benefit from the comprehensive platform we offer. We strive to increase monetization from paying customers as they seek to add additional features within our higher priced subscription plans, purchase additional user licenses, purchase add-ons, and renew existing subscriptions.
Our sales organization is comprised of sales development representatives, onboarding specialists, sales executives, and our customer success team.
•Sales development representatives engage free customers to help them better understand our software and lead them towards a purchase that aligns with their specific needs.
•Onboarding specialists focus on engaging new paid customers to help them better understand our software and lead them towards products, tools, and add-ons that align with their unique use cases.
•Sales executives are responsible for managing customer engagement and increasing monetization of existing paying customers.
•Our customer success team is responsible for product demonstrations and training, assisting with onboarding and implementing our solutions, and ongoing client support.
We maintain partnerships with agencies and affiliates to further increase brand awareness and generate customer demand. Our agency partners have the ability to use tools to onboard clients onto our platform and are paid a commission. Our SEMrush affiliate programs, further increase our brand awareness and help generate customer demand by offering a commission on each new subscription, renewal of subscription or trial activation through an affiliate’s promotion.
As of September 30, 2020, we had 297 employees in our sales and marketing organization.
Product and Development
Our product and development team has delivered high-quality products and new capabilities to increase the functionality of our platform and maximize the value we deliver to our customers. Our product development organization plays a critical role in maintaining the effectiveness and differentiation of our technology in an evolving landscape and maximizing retention of our existing customers. Our online visibility management platform depends on innovating new tools and features to continually improve our offerings. We work closely with our customers and partners to understand their needs and incorporate their feedback as we innovate our platform.
We invest substantial resources in research and development to continue to drive our technology innovation. Our research and development efforts are focused on designing, testing, and refining our products, as well as operating and scaling our technology infrastructure. We will continue our investment to improve and increase our data assets, the accuracy of results, and the integration of new data assets. We plan to focus research and development investments to increase the functionality of our online visibility platform in order to adapt to the latest changes in the digital marketing landscape and ensure our platform maintains leading technology innovations. Research and development expenses accounted for $14.2 million and        for the years ended December 31, 2019 and 2020, respectively.
As of September 30, 2020, we had 344 employees in our product and development organization. We have four primary development hubs in Prague, Czech Republic, Saint Petersburg, Russia, Limassol, Cyprus, and Warsaw, Poland. We operate two data centers in Ashburn, Virginia and Atlanta, Georgia.
Our Customers
We serve a range of customers from SMBs to enterprises and marketing agencies, across a wide variety of verticals, including consumer internet, digital media, education, financial services, healthcare,

retail, software, and telecommunications, among others. As of September 30, 2020, we had over 63,000 paying customers and over 389,000 active free customers on our platform across over 135 countries. No single customer accounted for more than 1% of our revenue in 2019.
Customer Case Studies
TransferWise
Situation
TransferWise is a peer-to-peer money transfer service founded in 2011 that allows customers to easily manage multi-currency accounts and send money across international borders in over 50 different currencies. TransferWise needed to minimize customer acquisition costs and ensure that each marketing campaign produced a positive ROI. Prior to using SEMrush, TransferWise did not have a SEO team or SEO strategy to help acquire and foster non-brand organic traffic.
SEMrush solution
TransferWise turned to SEMrush to better understand how to drive increased organic traffic, what their competitors were doing, make better content, and understand what products could be built for their customers. TransferWise’s marketing team leveraged the Keyword magic tool and the SEO content template tool to define the best topics and article structures to create content briefs for the copywriting team to turn into effective content for increasing organic website traffic.
Key benefits
After implementing our platform, TransferWise quadrupled the amount of content produced in less than one year, creating over 200 articles of impactful, relevant content in over 5 languages per quarter. TransferWise increased organic search traffic from nearly zero to over 1,000,000 search results in less than 24 months, and increased to over 19 million search results, according to the our latest traffic estimates. Furthermore, Transferwise boosted organic traffic by 1,000% in less than 12 months while maintaining customer acquisition cost targets.
Monash University
Situation
Monash University is Australia’s largest university, with vast study options and extensive research output. The University’s web presence is an equally large ecosystem, with more than 65,000 pages across hundreds of sites, subsites, and subdomains, governed by a distributed website model.
Before SEMrush, Monash outsourced their SEO to a third-party, which caused the University to have limited visibility into search results and no control in driving organic traffic to the subsites of individual faculties.
SEMrush solution
After exploring product solutions available in the market, Monash chose SEMrush to help build out their digital marketing capabilities.
Starting with our Competitive Research tools, Monash uncovered that the top level domain of the university was not ranking highly on search engine results pages when compared to other competing universities.

Monash ran a technical audit with the Site audit tool. They identified the need to implement HTTPS webpages in addition to fixing redirect chains and loops, multiple URLs, missing canonicals, alt tags, and broken links. Addressing these problems resulted in a positive user experience, better crawlability of the University’s pages, improved search rankings, and reduced bounce rate.
Additionally, Monash utilized keyword research to identify content gaps and create effective website content.
Key benefits
Using our platform, Monash was able to double organic traffic growth on their main domain from 460,000 unique visits to over 1,000,000 — an increase of 117% in less than 12 months.
Based on the initial success of integrating SEMrush, Monash then deployed our platform to the rest of the university, resulting in more than 100 employees engaged across 30 new projects to drive complementary and effective content marketing across the university.
Adactive
Situation
Adactive is a leading digital marketing agency providing data-driven tools for digital promotion and advanced reporting for customers globally across a broad range of industries. Before SEMrush, Adactive relied on a several point solutions to track keywords and meet their customers' digital marketing needs, including content production, traffic generation, and brand awareness.
SEMrush solution
Adactive chose our platform to replace various digital marketing point solutions and provide a comprehensive digital marketing toolkit to customers. Adactive leveraged our Competitive Research, Backlink analytics, and Content tools to uncover and suggest new subjects for its client's content and change their keyword strategy. Our Competitive Research tools allowed Adactive to introduce salary comparison tables in the same way competitors were, which helped boost traffic and rankings positions relative to their peers.
Key benefits
With SEMrush, Adactive was better able to serve the digital marketing needs of their diverse customer base. Our platform has enabled Adactive to grow the online registrations of a leading supermarket chain's loyalty club at a rate of more than 1,000 new members per month compared to several dozen before using SEMrush. For a government organization, Adactive was able to grow organic traffic by 73%, page results by 50%, and ranking positions by 100% in less than a year. Using our tools, Adactive has the ability to enhance the speed and quality of their marketing services to customers.
Competition
The digital marketing and online visibility management market is highly fragmented and rapidly evolving. There are several established and emerging competitors that address specific aspects of online visibility management, but we believe that none of our competitors currently offer comparable comprehensive online visibility management solutions. While some companies use free, network-specific offerings, our primary competitors largely offer point solutions that fall into the following categories:
•SEO
•SEM
•Digital PR
•Content Marketing
•Social Media Management
•Competitive Intelligence
We believe that the principal competitive factors in our market include:
•Comprehensive software platform that offers solutions across the digital marketing spectrum;
•Depth and breadth of online visibility data sets;
•Product features, quality, functionality, and design;
•Ease of use with the ability to add value to customers in a short span of time;
•Ease of implementation;
•Ability to integrate with other applications and productivity tools; and
•Demonstrable ROI.
We believe we compete favorably with respect to all of these factors.
Intellectual Property
We protect our intellectual property through a combination of trademarks, domain names, copyrights, and trade secrets, as well as contractual provisions and restrictions on access to our proprietary technology.
“SEMRush” is our registered trademark in the United States, Australia, Bahrain, Belarus, Bosnia and Herzegovina, China, the European Union (“EU”), Iceland, India, Iran, Israel, Japan, Kazakhstan, Liechtenstein, Monaco, Montenegro, New Zealand, Norway, Russia, Serbia, Singapore, South Korea, Swaziland, Switzerland, Turkey, Ukraine, and Vietnam. We have two additional registered trademarks in the United States, and pending trademark applications in the United States, Brazil, Canada, and the Philippines. Other trademarks and trade names referred to in this prospectus are the property of their respective owners.
We are the registered holder of a variety of domestic and international domain names that include “www.semrush.com” and similar variations.
In addition to the protection provided by our intellectual property rights, we enter into confidentiality and proprietary rights or similar agreements with our employees, consultants, and contractors. Our employees, consultants, and contractors are also subject to invention assignment agreements. We further control the use of our proprietary technology and intellectual property through provisions in both general and product-specific terms of use.
Employees
As of September 30, 2020, we had 943 full-time employees, consisting of 162 in the United States, 623 in Russia, 84 in the Czech Republic, 26 in Cyprus, 29 in Poland, and 19 located in other countries. None of our employees are represented by labor unions or covered by collective bargaining agreements. We consider our relationship with our employees to be good and we have not experienced any work stoppages.
Facilities
Our headquarters are located at 800 Boylston Street, Suite 2475, Boston, Massachusetts, USA 02199, where we lease 7,234 square feet of office space. The lease expires in 2021. We also lease a facility containing 122,031 square feet of office space in Saint Petersburg, Russia. The lease expires in 2024. Additionally, we lease 16,251 of office space in Trevose, Pennsylvania, and 39,877 square feet of office space in Prague, Czech Republic. The leases expire in 2022 and 2025 respectively.
Legal Proceedings
From time to time we may become in involved in legal proceedings or be subject to claims arising in the ordinary course of our business. We are not presently a party to any legal proceedings that, if determined adversely to us, would individually or taken together have a material adverse effect on our business, operating results, financial condition or cash flows. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

MANAGEMENT
Executive Officers and Directors
The following table provides information regarding our executive officers and directors as of the date of this prospectus:

Name	Age	Position
Executive Officers:
Oleg Shchegolev	40	Co-Founder, Chief Executive Officer, and Director
Dmitry Melnikov	40	Co-Founder, Chief Operating Officer, and Director
Vitalii Obischenko	35	Chief Product Officer
Delbert Humenik	59	Chief Revenue Officer
Eugene Levin	33	Chief Strategy and Corporate Development Officer
Evgeny Fetisov	45	Chief Financial Officer
Jeffrey Belanger	49	Chief Human Resources Officer

Non-Employee Directors:
Mark Vranesh(1)(2)	53	Director
Dylan Pearce (1)(2)	39	Director
Roman Simonov(2)	53	Director
Trynka Shineman Blake	46	Director
__________________
(1)Member of the audit committee.
(2)Member of the compensation committee.
(3)Member of the nominating and corporate governance committee.
Each executive officer serves at the discretion of our board of directors and holds office until his or her successor is duly elected and qualified or until his or her earlier resignation or removal. There are no familial relationships among any of our directors or executive officers.
Executive Officers
Oleg Shchegolev has served as our Chief Executive Officer, President, and a member of our board of directors since October 2012. Mr. Shchegolev received his Masters of Science in Computer Science from St. Petersburg State Polytechnic University. We believe that Mr. Shchegolev is qualified to serve as a member of our board of directors due to his perspective as our Chief Executive Officer and President, as well as his experience in online visibility management, search engine optimization, and the SaaS industry.
Dmitry Melnikov has served as our Chief Operating Officer and a member of our board of directors since October 2012. Mr. Melnikov received his Masters of Science in Radio Engineering from St. Petersburg Electrotechnical University. We believe that Mr. Melnikov is qualified to serve as a member of our board of directors due to his perspective as our Chief Operating Officer, as well as his experience in online visibility management, search engine optimization, and the SaaS industry.
Vitalii Obischenko has served as our Chief Product Officer since May 2015. Prior to that he served as one of our Product Owners from July 2013 to May 2015 and as a Developer from September 2008 to June 2013. Prior to joining SEMrush, Mr. Obischenko was a developer at SEOQuake.
Delbert Humenik has served as our Chief Revenue Officer since August 2017. Mr. Humenik previously served as the Chief Revenue Officer at Dex Media, Inc. (NASDAQ: DXM) from November

2010 to December 2015 and has also served as an Executive Vice President, Chief Operating Officer, and General Manager of Sales of Dex Media, Inc. Prior to that Mr. Humenik was the Senior Vice President, Sales and Marketing of Paychex (NASDAQ: PAYX), and the Vice President of Sales at VIS, a division of Verizon (NYSE: VZ). Mr. Humenik received his Bachelors of Science in Human Resources in Consumer Economics from the University of Delaware.
Eugene Levin has served as our Chief Strategy and Corporate Development Officer since March 2016. Mr. Levin served as an Investment Director of Target Global from March 2016 to March 2017 and prior to that as a Partner from November 2014 to March 2016. Prior to that, he served as the Co-Founder and Head of Marketing at AggroStudios from September 2013 to November 2014. Mr. Levin also served as a Partner of Foresight Ventures and as a Senior Systems Analyst at Cloudmach Inc. Mr. Levin received his Master’s Degree in Information Technology from Saint Petersburg State Polytechnical University.
Evgeny Fetisov has served as our Chief Financial Officer since July 2019. Mr. Fetisov previously served as the Chief Financial Officer of Luxoft (NYSE: LXFT) from May 2017 to May 2019, and prior to that he served as the Chief Financial Officer of the Moscow Exchange (MOEX: MOEX) from February 2013 to March 2017. Prior to that, Mr. Fetisov was a member of the board of directors of B2B-Center and RTS Stock Exchange, and a Managing Director and Partner at Da Vinci Capital. Mr. Fetisov belongs to the CNBC Global CFO Council and received his Master’s Degree in World Economics and Finance from the Finance University under the Government of the Russian Federation.
Jeffrey Belanger has served as our Chief Human Resources Officer since July 2020. Mr. Belanger previously served as a human resources executive at Buildium (acquired by RealPage Inc. in December 2019, NASDAQ: RP) from September 2018 to May 2020, and prior to that served as a human resources executive at Pandora Media (acquired by Sirius XM Holdings Inc. in 2018, NASDAQ: SIRI) from October 2015 to September 2018. Prior to that, Mr. Belanger served in various human resources related roles at IPG Mediabrands, Organic, and Kenexa (acquired by IBM in August 2012, NYSE: IBM). Mr. Belanger has served as an advisory board member of CultureHQ since May 2020. Mr. Belanger graduated from St. John Fisher College with a Bachelors of Arts in Political Science.
Non-Employee Directors
Mark Vranesh has served as a member of our board of directors since December 2019 and as an advisor from November 2017 to December 2019. Mr. Vranesh previously served as the Interim Chief Financial Officer for TuneIn, Inc. from January 2020 to July 2020, as the Chief Financial Officer of App Annie Inc. from August 2015 to April 2017, and prior to that served as Chief Financial Officer of Zynga, Inc. (NASDAQ: ZNGA) from May 2008 to August 2010, Chief Accounting Officer from August 2010 to April 2014, and as Chief Financial Officer from November 2012 to April 2014. Mr. Vranesh served as a member of the board of directors of BrightRoll, Inc. (acquired by Yahoo! Inc. in 2015) from May 2014 through January 2015 and of Catch Sitka Unlimited Co. since May 2020. Mr. Vranesh also serves on the Dean’s Advisory Counsel and as an entrepreneur in residence for the Orfalea College of Business at California Polytechnic State University at San Luis Obispo since September 2015. Mr. Vranesh also serves as an advisor to a number of private companies, including adjust GmbH and ReviverMx, Inc. Mr. Vranesh received his Bachelors of Science in Business Administration from California Polytechnic State University at San Luis Obispo in 1990. We believe that Mr. Vranesh is qualified to serve on our board of directors because of his prior roles as director, chief financial officer and his financial expertise.
Dylan Pearce has served as a member of our board of directors since 2018. Mr. Pearce currently serves as a Partner at Greycroft Partners, which he joined in 2014. Mr. Pearce received a Master’s in Business Administration from The Wharton School, University of Pennsylvania, and a Bachelor’s of Science from the University of Southern California. We believe Mr. Pearce is qualified to serve on our board of directors because of his expertise in the area of software and internet companies.

Roman Simonov has served as a member of our board of directors since 2017. Mr. Simonov currently serves as a Managing Director at Siguler Guff & Company, LP (“SigulerGuff”), where he is the lead Portfolio Manager for the fund focusing on domestic and cross-border technology deals originating from CEE target countries. Prior to joining SigulerGuff in 2010, Mr. Simonov was a Managing Director at Delta Private Equity Partners from 2007 to 2009. Previously, Mr. Simonov worked at Intel Corporation from 1996 to 2007 in various financial, treasury, and strategic business development positions, including at Intel Capital from 2000 to 2007. Mr. Simonov graduated from the Moscow Civil Engineering University in 1989 and holds an MBA in Finance from Case Western Reserve University's Weatherhead School of Management, graduating in 1996. We believe Mr. Simonov is qualified to serve on our board of directors because of his expertise in the technology, media, and telecommunications sector.
Trynka Shineman Blake has served as a member of our board of directors since November 2020. Ms. Blake currently serves as a member of the board of directors of TripAdvisor, Inc. (NASDAQ: TRIP), a position she has held since March 2019. In addition, Ms. Blake has served on the board of directors of Ally Financial (NYSE: ALLY) since August 2018. Ms. Blake has also been a member of the board of trustees of the Mass Technology Leadership Council since June 2018. Previously, Ms. Blake was the CEO of Vistaprint, a global e-commerce company, from February 2017 to February 2019, and served as the President of Vistaprint from July 2014 to January 2017. Ms. Blake received her Bachelors of Arts in Psychology from Cornell University, and her MBA from Columbia Business School. We believe Ms. Blake is qualified to serve on our board of directors because of her experience as both a CEO, a marketing professional, and a public company board member.
Code of Conduct
Prior to the listing of our shares on            , our board of directors will adopt a code of conduct that will apply to all of our employees, officers, and directors, including our Chief Executive Officer, Chief Financial Officer and other executive and senior financial officers. Upon the listing of our shares on            , the full text of our code of conduct will be posted on our website. We intend to disclose any amendments to our code of conduct, or waivers of its requirements, on our website or in filings under the Securities Exchange Act of 1934, as amended, or the Exchange Act.
Board of Directors
Our business and affairs are managed under the direction of our board of directors. The number of directors will be fixed by our board of directors, subject to the terms of our amended and restated certificate of incorporation and amended and restated bylaws that will become effective immediately prior to the completion of this offering. Our board of directors currently consists of six directors, four of whom will qualify as “independent” under        listing standards.
In accordance with our amended and restated certificate of incorporation and our amended and restated bylaws, immediately after the completion of this offering our board of directors will be divided into three classes with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Our directors will be divided among the three classes as follows:
•the Class I directors will be        and       , and their terms will expire at the annual meeting of stockholders to be held in 2022;
•the Class II directors will be       and       , and their terms will expire at the annual meeting of stockholders to be held in 2023; and
•the Class III directors will be       and        , and their terms will expire at the annual meeting of stockholders to be held in 2024.

Each director’s term will continue until the election and qualification of his or her successor, or his or her earlier death, resignation or removal. Any increase or decrease in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors.
This classification of our board of directors may have the effect of delaying or preventing changes in control of our company.
Director Independence
Our board of directors has undertaken a review of the independence of each director. Based on information provided by each director concerning his or her background, employment, and affiliations, our board of directors has determined that Dylan Pearce, Trynka Shineman Blake, Mark Vranesh, and Roman Simonov do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under the applicable rules and regulations of the SEC and the listing standards of the       . In making these determinations, our board of directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director, and the transactions involving them described in the section titled “Certain Relationships and Related Party Transactions.”
Committees of the Board of Directors
Our board of directors has established or will establish, effective prior to the completion of this offering, an audit committee, a compensation committee, and a nominating and corporate governance committee. The composition and responsibilities of each of the committees of our board of directors is described below. Members will serve on these committees until their resignation or until as otherwise determined by our board of directors.
Audit Committee
Our audit committee consists of Mark Vranesh and Dylan Pearce, with Mr. Vranesh serving as Chairperson. Prior to the listing of our shares on        , the composition of our audit committee will meet the requirements for independence under current        listing standards and SEC rules and regulations. Each member of our audit committee will meet the financial literacy and sophistication requirements of the        listing standards. In addition, our board of directors has determined that       is an audit committee financial expert within the meaning of Item 407(d) of Regulation S-K under the Securities Act. Our audit committee will, among other things:
•select a qualified firm to serve as the independent registered public accounting firm to audit our financial statements;
•help to ensure the independence and performance of the independent registered public accounting firm;
•discuss the scope and results of the audit with the independent registered public accounting firm, and review, with management and the independent registered public accounting firm, our interim and year-end results of operations;
•develop procedures for employees to submit concerns anonymously about questionable accounting or audit matters;
•review our policies on risk assessment and risk management;

•review related party transactions;
•obtain and review a report by the independent registered public accounting firm at least annually (as required), that describes our internal control procedures, any material issues with such procedures, and any steps taken to deal with such issues; and
•approve (or, as permitted, pre-approve) all audit and all permissible non-audit services, other than de minimis non-audit services, to be performed by the independent registered public accounting firm.
Our audit committee will operate under a written charter that satisfies the applicable rules of the SEC and the listing standards of the       .
Compensation Committee
Our compensation committee consists of Dylan Pearce, Roman Simonov, and Mark Vranesh, with Mr. Pearce serving as Chairperson. The composition of our compensation committee will meet the requirements for independence under       listing standards and SEC rules and regulations. Each member of the compensation committee is a non-employee director, as defined pursuant to Rule 16b-3 promulgated under the Exchange Act. The purpose of our compensation committee is to discharge the responsibilities of our board of directors relating to compensation of our executive officers. Our compensation committee, among other things will:
•reviews, approves, and determines, or makes recommendations to our board of directors regarding, the compensation of our executive officers;
•administers our stock and equity incentive plans;
•reviews and approves, or make recommendations to our board of directors regarding, incentive compensation and equity plans; and
•establishes and reviews general policies relating to compensation and benefits of our employees.
Our compensation committee will operate under a written charter that satisfies the applicable rules of the SEC and the listing standards of the       .
Nominating and Corporate Governance Committee
Prior to the listing of our shares on          , our nominating and corporate governance committee will consist of       and       , with       serving as Chairperson. The composition of our nominating and corporate governance committee meets the requirements for independence under       listing standards and SEC rules and regulations. Our nominating and corporate governance committee will, among other things:
•identify, evaluate, and select, or make recommendations to our board of directors regarding, nominees for election to our board of directors and its committees;
•evaluate the performance of our board of directors and of individual directors;
•consider and make recommendations to our board of directors regarding the composition of our board of directors and its committees;
•review developments in corporate governance practices;
•evaluate the adequacy of our corporate governance practices and reporting; and

•develop and make recommendations to our board of directors regarding corporate governance guidelines and matters.
The nominating and corporate governance committee will operate under a written charter that satisfies the applicable listing requirements and rules of the          .
Compensation Committee Interlocks and Insider Participation
None of the members of our compensation committee is or has been an officer or employee of our company. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee. See the section titled “Certain Relationships and Related Party Transactions” for information about related party transaction involving members of our compensation committee or their affiliates.

EXECUTIVE COMPENSATION
The following discussion contains forward-looking statements that are based on our current plans, considerations, expectations, and determinations regarding future compensation programs. The actual amount and form of compensation, and the compensation policies and practices that we adopt in the future may differ materially from currently planned programs as summarized in this discussion.
As an emerging growth company, we have opted to comply with the executive compensation disclosure rules applicable to “smaller reporting companies,” as such term is defined in the rules promulgated under the Securities Act. The compensation provided to our named executive officers for the year ended December 31, 2020 is detailed in the 2020 Summary Compensation Table and accompanying footnotes and narrative that follow. Our named executive officers for the year ended December 31, 2020 are:
•Oleg Shchegolev, our Chief Executive Officer;
•                our                 ; and
•                our                 .
To date, the compensation of our named executive officers has consisted of a combination of base salary, bonuses, and long-term incentive compensation in the form of stock options. Our named executive officers, like all full-time employees, are eligible to participate in our health and welfare benefit plans. As we transition from a private company to a publicly traded company, we intend to evaluate our compensation values and philosophy, and compensation plans and arrangements as circumstances require.
2020 Summary Compensation Table
The following table presents information regarding the compensation awarded to, earned by, and paid to each individual who served as one of our named executive officers for services rendered to us in all capacities during the year ended December 31, 2020.

Name and Principal Position	Year	Salary ($)	Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)	Total ($)
Oleg Shchegolev Chief Executive Officer	2020
	2020
	2020
______________
(1)The amounts reflect the grant date fair value of stock option awards granted in 2020 in accordance with Financial Accounting Standards Board, or FASB, Accounting Standards Codification, or ASC, Topic 718. Such grant date fair values do not take into account any estimated forfeitures related to service-based vesting conditions. The assumptions used in calculating the grant date fair value of the stock options reported in this column are set forth in Note 7 of our consolidated financial statements included elsewhere in this prospectus. The amounts reported in this column reflect the accounting cost for these stock options and do not correspond to the actual economic value that may be received by our named executive officers upon the exercise of the stock options or any sale of the underlying shares of Class B common stock.
Narrative Disclosure to Summary Compensation Table
Base Salaries
Each named executive officer’s base salary is a fixed component of annual compensation for performing specific duties and functions, and has been established by our board of directors taking into account each individual’s role, responsibilities, skills, and expertise. Base salaries are reviewed annually, typically in connection with our annual performance review process, approved by our board of directors, and adjusted from time to time to realign salaries with market levels after taking into account individual responsibilities, performance, and experience. In 2020, Mr. Shchegolev’s initial annual base salary was $324,000.
Annual Cash Bonuses
Equity Compensation
Although we do not yet have a formal policy with respect to the grant of equity incentive awards to our executive officers, we believe that equity grants provide our executives with a strong link to our long-term performance, create an ownership culture and help to align the interests of our executives and our stockholders. In addition, we believe that equity grants promote executive retention because they incentivize our executive officers to remain in our employment during the vesting period. Accordingly, our board of directors periodically reviews the equity incentive compensation of our named executive officers and may grant equity incentive awards to them from time to time. During the year ended December 31, 2020, we granted certain of our named executive officers options to purchase shares of our Class B common stock, as described in more detail in the “Outstanding Equity Awards at 2020 Year-End” table below.
Employment Arrangements with our Named Executive Officers
In connection with this offering, we intend to enter into amended and restated employment agreements with our named executive officers that will become effective upon the closing of this offering.
Outstanding Equity Awards at 2020 Year-End
The following table sets forth information concerning outstanding equity awards held by our named executive officers as of December 31, 2020. It assumes an initial public offering price of $        (the midpoint of the price range set forth on the cover page of this prospectus).

	Option Awards					Stock Awards
	Number of Securities Underlying Unexercised Options (#)		Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)
Name	Exercisable	Unexercisable
Oleg Shchegolev
Employee Benefit and Equity Compensation Plans
Amended and Restated 2019 Stock Option and Grant Plan
Our 2019 Plan was initially approved by our board of directors and our stockholders on December 19, 2019, and was amended on July 28, 2020. Under the 2019 Plan, we have reserved for issuance an aggregate of 3,387,924 shares of our Class B common stock. The number of shares of Class B common stock reserved for issuance is subject to adjustment in the event of any merger, consolidation, sale of all or substantially all of our assets, reorganization, recapitalization, reclassification, stock split, stock dividend, reverse stock split or other similar transaction.

The shares of Class B common stock underlying awards that are forfeited, canceled, reacquired by us prior to vesting, satisfied without the issuance of stock or otherwise terminated (other than by exercise) and shares of Class B common stock that are withheld upon exercise of an option or settlement of an award to cover the exercise price or tax withholding are currently added back to the shares of Class B common stock available for issuance under the 2019 Plan. Upon completion of this offering, such shares will be added to the shares of Class A common stock available under the 2021 Plan.
Our board of directors has acted as administrator of the 2019 Plan. The administrator has full power to select, from among the individuals eligible for awards, the individuals to whom awards will be granted, and to determine the specific terms and conditions of each award, subject to the provisions of the 2019 Plan. Persons eligible to participate in the 2019 Plan are those employees, officers and directors of, and consultants and advisors to, our company as selected from time to time by the administrator in its discretion.
The 2019 Plan permits the granting of (1) options to purchase Class B common stock intended to qualify as incentive stock options under Section 422 of the Internal Revenue Code of 1986, as amended, or the Code, and (2) options that do not so qualify. No more than 3,387,924 shares of our common stock may be issued pursuant to incentive stock options. The per share exercise price of each option is determined by the administrator but may not be less than 100% of the fair market value of the Class B common stock on the date of grant. The term of each option is fixed by the administrator but may not exceed 10 years from the date of grant. The administrator determines at what time or times each option may be exercised. In addition, the 2019 Plan permits the granting of restricted shares of common stock, unrestricted shares of common stock, and restricted stock units.
The 2019 Plan provides that upon the occurrence of a “sale event,” as defined in the 2019 Plan, all outstanding stock options will terminate at the effective time of such sale event, unless the parties to the sale event agree that such awards will be assumed or continued by the successor entity. In the event of a termination of the 2019 Plan and all options issued thereunder in connection with a sale event, optionees will be provided an opportunity to exercise options that are then exercisable or will become exercisable as of the effective time of the sale event within a specified period of time prior to the consummation of the sale event. In addition, we have the right to provide for cash payment to holders of options, in exchange for the cancellation thereof, in an amount per share equal to the difference between the value of the consideration payable per share of common stock in the sale event and the per share exercise price of such options. In the event of, and subject to the consummation of, a sale event, restricted stock and restricted stock units (other than those becoming vested as a result of the sale event) will be forfeited immediately prior to the effective time of a sale event unless such awards are assumed or continued by the successor entity. In the event that shares of restricted stock are forfeited in connection with a sale event, such shares of restricted stock shall be repurchased at a price per share equal to the original per share purchase price of such shares. We have the right to provide for cash payment to holders of restricted stock or restricted stock units, in exchange for the cancellation thereof, in an amount per share equal to the value of the consideration payable per share of common stock in the sale event.
Additionally, the 2019 Plan provides for certain drag along rights pursuant to which grantees may be obligated to, on the request of the Company or the accepting requisite holder, sell, transfer, and deliver, or cause to be sold, transferred, and delivered, to a buyer, their shares in the event the Company or the accepting requisite holder determine to enter into a sale event with a buyer.
The board of directors may amend or discontinue the 2019 Plan at any time, subject to stockholder approval where such approval is required by applicable law. The administrator of the 2019 Plan may also amend or cancel any outstanding award, provided that no amendment to an award may adversely affect a participant’s rights without his or her consent. The administrator of the 2019 Plan is specifically authorized to exercise its discretion to reduce the exercise price of outstanding stock options or effect the repricing of such awards through cancellation and re-grants.

The 2019 Plan will automatically terminate upon the earlier of 10 years from the date on which the 2019 Plan was initially adopted by our board of directors or 10 years from the date the 2019 Plan was initially approved by our stockholders. As of       , options to purchase        shares of common stock were outstanding under the 2019 Plan. Our board of directors has determined not to make any further awards under the 2019 Plan upon the completion of this offering.
2021 Stock Option and Incentive Plan
Our 2021 Plan was adopted by our board of directors on,         2021, approved by our stockholders on       , 2021 and will become effective upon the date immediately preceding the date on which the registration statement of which this prospectus is part is declared effective by the SEC. The 2021 Plan will replace the 2019 Plan as our board of directors has determined not to make additional awards under the 2019 Plan upon the completion of this offering. However, the 2019 Plan will continue to govern outstanding equity awards granted thereunder. The 2021 Plan allows us to make equity-based and cash-based incentive awards to our officers, employees, directors, and consultants.
We have initially reserved        shares of our Class A common stock for the issuance of awards under the 2021 Plan, or the Initial Limit. The 2021 Plan provides that the number of shares reserved and available for issuance under the 2021 Plan will automatically increase on January 1, 2022 and each January 1 thereafter, by        % of the outstanding number of shares of our Class A and Class B common stock on the immediately preceding December  31 or such lesser number of shares as determined by our compensation committee, or the Annual Increase. Share limits under the 2021 Plan are subject to adjustment in the event of a stock split, stock dividend or other change in our capitalization.
The shares we issue under the 2021 Plan will be authorized but unissued shares or shares that we reacquire. The shares of Class A and Class B common stock underlying any awards under the 2021 Plan and the 2019 Plan that are forfeited, cancelled, held back upon exercise or settlement of an award to satisfy the exercise price or tax withholding, reacquired by us prior to vesting, satisfied without the issuance of stock, expire or are otherwise terminated (other than by exercise) will be added back to the shares of Class A common stock available for issuance under the 2021 Plan (provided that any such shares of Class B common stock will first be converted into shares of Class A common stock).
The maximum number of shares of Class A Common stock that may be issued in the form of incentive stock options shall not exceed the Initial Limit, cumulatively increased on January 1, 2022 and on each January 1 thereafter by the lesser of the Annual Increase for such year or        shares of Class A common stock.
The grant date fair value of all awards made under our 2021 Plan and all other cash compensation paid by us to any non-employee director in any calendar year for services as a non-employee director shall not exceed $        ; provided, however, that such amount shall be $        for the calendar year in which the applicable non-employee director is initially elected or appointed to the board of directors.
The 2021 Plan will be administered by our compensation committee. Our compensation committee has full power to select, from among the individuals eligible for awards, the individuals to whom awards will be granted, and the number of shares subject to such awards, to make any combination of awards to participants, to accelerate at any time the exercisability or vesting of any award and to determine the specific terms and conditions of each award, subject to the provisions of the 2021 Plan. Persons eligible to participate in the 2021 Plan will be those full or part-time officers, employees, non-employee directors and consultants as selected from time to time by our compensation committee in its discretion.
The 2021 Plan permits the granting of both options to purchase Class A common stock intended to qualify as incentive stock options under Section 422 of the Code, and options that do not so qualify. The option exercise price of each option will be determined by our compensation committee but may not be less than 100% of the fair market value of our Class A common stock on the date of grant unless the option is granted (i) pursuant to a transaction described in, and in a manner consistent with Section 424(a) of the Code or (ii) to individuals who are not subject to U.S. income tax. The term of each option will be fixed by our compensation committee and may not exceed 10 years from the date of grant. Our compensation committee will determine at what time or times each option may be exercised.
Our compensation committee may award stock appreciation rights under the 2021 Plan subject to such conditions and restrictions as it may determine. Stock appreciation rights entitle the recipient to shares of Class A common stock, or cash, equal to the value of the appreciation in our stock price over the exercise price. The exercise price of each stock appreciation right may not be less than 100% of the fair market value of our Class A common stock on the date of grant. The term of each stock appreciation right will be fixed by our compensation committee and may not exceed 10 years from the date of grant. Our compensation committee will determine at what time or times each stock appreciation right may be exercised.
Our compensation committee may award restricted shares of Class A common stock and restricted stock units to participants subject to such conditions and restrictions as it may determine. These conditions and restrictions may include the achievement of certain performance goals and/or continued employment with us through a specified vesting period. Our compensation committee may also grant shares of Class A common stock that are free from any restrictions under the 2021 Plan. Unrestricted stock may be granted to participants in recognition of past services or for other valid consideration and may be issued in lieu of cash compensation due to such participant.
Our compensation committee may grant dividend equivalent rights to participants that entitle the recipient to receive credits for dividends that would be paid if the recipient had held a specified number of shares of Class A common stock.
Our compensation committee may grant cash bonuses under the 2021 Plan to participants, subject to the achievement of certain performance goals.
The 2021 Plan provides that upon the effectiveness of a “sale event,” as defined in the 2021 Plan, an acquirer or successor entity may assume, continue or substitute for the outstanding awards under the 2021 Plan. To the extent that awards granted under the 2021 Plan are not assumed or continued or substituted for by the successor entity, upon the effective time of the sale event, such awards shall terminate. In such case, except as may be otherwise provided in the relevant award certificate, all awards with time-based vesting, conditions or restrictions shall become fully vested and exercisable or nonforfeitable as of the effective time of the sale event and all awards with conditions and restrictions relating to the attainment of performance goals may become vested and exercisable or nonforfeitable in connection with a sale event in the administrator’s discretion or to the extent specified in the relevant award certificate. In the event of such termination, individuals holding options and stock appreciation rights will be permitted to exercise such options and stock appreciation rights (to the extent exercisable) within a specified period of time prior to the sale event. In addition, in connection with the termination of the 2021 Plan upon a sale event, we may make or provide for a payment, in cash or in kind, to participants holding vested and exercisable options and stock appreciation rights equal to the difference between the per share consideration payable to stockholders in the sale event and the exercise price of the options or stock appreciation rights and we may make or provide for a payment, in cash or in kind, to participants holding other vested awards.
Our board of directors may amend or discontinue the 2021 Plan and our compensation committee may amend or cancel outstanding awards for purposes of satisfying changes in law or any other lawful purpose, but no such action may adversely affect rights under an award without the holder’s consent. Certain amendments to the 2021 Plan require the approval of our stockholders. The administrator of the 2021 Plan is specifically authorized to exercise its discretion to reduce the exercise price of outstanding stock options and stock appreciation rights or effect the repricing of such awards through cancellation and re-grants without stockholder consent. No awards may be granted under the 2021 Plan after the date that is 10 years from the effective date of the 2021 Plan. No awards under the 2021 Plan have been made prior to the date of this prospectus.
2021 Employee Stock Purchase Plan
Our ESPP, was adopted by our board of directors on        2021, approved by our stockholders on                 2021 and will become effective on the date immediately preceding the date on which the registration statement of which this prospectus forms a part is declared effective by the SEC. The ESPP is intended to qualify as an “employee stock purchase plan” within the meaning of Section 423 of the Code. The ESPP initially reserves and authorizes the issuance of up to a total of       shares of our Class A common stock to participating employees. The ESPP provides that the number of shares reserved and available for issuance will automatically increase on January 1, 2022 and each January 1 thereafter through January 1, 2031, by the least of (i)         shares of our Class A common stock, (ii)         % of the outstanding number of shares of Class A and Class B common stock on the immediately preceding December 31, or (iii) such lesser number of shares of Class A common stock as determined by the plan administrator of the ESPP. The number of shares reserved under the ESPP is subject to adjustment in the event of a stock split, stock dividend or other change in our capitalization.
All employees who are customarily employed by us or one of our designated Subsidiaries for more than 20 hours per week and who we have employed for at least six months are eligible to participate in the ESPP. However, any employee who owns 5% or more of the total combined voting power or value of all classes of our stock will not be eligible to purchase shares of our Class A common stock under the ESPP.
We may make one or more offerings each year to our employees to purchase shares under the ESPP. Offerings will usually begin on each May 1st and November 1st and will continue for six-month periods, referred to as offering periods. Each eligible employee may elect to participate in any offering by submitting an enrollment form at least 15 business days before the applicable offering date
Each employee who is a participant in the ESPP may purchase shares of our Class A common stock by authorizing payroll deductions of up to 15% of his or her eligible compensation during an offering period. Unless the participating employee has previously withdrawn from the offering, his or her accumulated payroll deductions will be used to purchase shares of our Class A common stock on the last business day of the offering period at a price equal to 85% of the fair market value of the shares of our Class A common stock on the first business day or the last business day of the offering period, whichever is lower, provided that no more $25,000 worth of common stock (or such other lesser maximum number of shares as may be established by the administrator) may be purchased by any one employee during any offering period. Under applicable tax rules, an employee may purchase no more than $25,000 worth of shares of our Class A common stock, valued at the start of the purchase period, under the ESPP in any calendar year.
The accumulated payroll deductions of any employee who is not a participant on the last day of an offering period will be refunded. An employee’s rights under the ESPP terminate upon voluntary withdrawal from the plan or when the employee ceases employment with us for any reason.
The ESPP may be terminated or amended by our board of directors at any time. An amendment that increases the number of shares of our Class A common stock authorized under the ESPP and certain other amendments require the approval of our stockholders.
Senior Executive Cash Incentive Bonus Plan
On       , 2021 our board of directors adopted the Senior Executive Cash Incentive Bonus Plan, or the Bonus Plan. The Bonus Plan provides for annual cash bonus payments based upon the attainment of company and individual performance targets established by our compensation committee. The payment targets will be related to financial and operational measures or objectives with respect to our company, or the Corporate Performance Goals, as well as individual performance objectives.
Our compensation committee may select Corporate Performance Goals from among the following: cash flow (including, but not limited to, operating cash flow and free cash flow); revenue; corporate revenue; earnings before interest, taxes, depreciation, and amortization; net income (loss) (either before or after interest, taxes, depreciation and/or amortization); changes in the market price of our common stock; economic value-added; acquisitions or strategic transactions, including collaborations, joint ventures or promotion arrangements; operating income (loss); return on capital assets, equity, or investment; stockholder returns; return on sales; gross or net profit levels; productivity; expense efficiency; margins; operating efficiency; customer satisfaction; working capital; earnings (loss) per share of our common stock; bookings, new bookings or renewals; sales or market shares; number of customers, number of new customers or customer references; operating income and/or net annual recurring revenue, any of which may be measured in absolute terms, as compared to any incremental increase, in terms of growth, as compared to results of a peer group, against the market as a whole, compared to applicable market indices and/or measured on a pre-tax or post-tax basis.
Each executive officer who is selected to participate in the Bonus Plan will have a target bonus opportunity set for each performance period. The bonus formulas will be adopted in each performance period by the compensation committee and communicated to each executive. The Corporate Performance Goals will be measured at the end of each performance period after our financial reports have been published or such other appropriate time as the compensation committee determines. If the Corporate Performance Goals and individual performance objectives are met, payments will be made as soon as practicable following the end of each performance period, but no later than 74 days after the end of the year in which such performance period ends. Subject to the rights contained in any agreement between the executive officer and us, an executive officer must be employed by us on the bonus payment date to be eligible to receive a bonus payment. The Bonus Plan also permits the compensation committee to approve additional bonuses to executive officers in its sole discretion.
401(k) Plan
We maintain a tax-qualified retirement plan that provides all regular U.S. employees with an opportunity to save for retirement on a tax-advantaged basis. Under our 401(k) plan, participants may elect to defer a portion of their compensation on a pre-tax basis and have it contributed to the plan subject to applicable annual limits under the Code. Pre-tax contributions are allocated to each participant’s individual account and are then invested in selected investment alternatives according to the participants’ directions. Employee elective deferrals are 100% vested at all times. As a U.S. tax-qualified retirement plan, contributions to the 401(k) plan and earnings on those contributions are not taxable to the employees until distributed from the 401(k) plan and all contributions are deductible by us when made. We provide a matching contribution of 50% of employee contributions up to the lower of 3% of eligible compensation or the IRS annual pre-tax contribution limit.
Nonqualified Deferred Compensation
Our named executive officers did not participate in, or earn any benefits under, a nonqualified deferred compensation plan sponsored by us during the year ended December 31, 2020.
Other Benefits
Our named executive officers are eligible to participate in our employee benefit plans on the same basis as our other employees, including our health and welfare plans.

Director Compensation
2020 Director Compensation Table
The following table presents the total compensation for each person who served as a non-employee member of our board of directors during the year ended December 31, 2020. Other than as set forth in the table and described more fully below, we did not pay any compensation, make any equity awards or non-equity awards to, or pay any other compensation to any of the non-employee members of our board of directors in 2020 for their services as members of the board of directors. Oleg Shchegolev, our Chief Executive Officer, and Dmitry Melnikov, our Chief Operating Officer received no additional compensation for their service as directors. See the section titled “Executive Compensation” for more information on the compensation paid to or earned by Mr. Shchegolev as an employee for year ended December 31, 2020.

Name	Fees Earned or Paid in Cash	Option Awards ($)(1)	Total ($)
Roman Simonov
Dylan Pearce
Trynka Shineman Blake
Mark Vranesh
________________
(1)The amounts reflect the grant date fair value of stock option awards granted in 2020 in accordance with FASB ASC Topic 718. Such grant date fair values do not take into account any estimated forfeitures related to service-based vesting conditions. The assumptions used in calculating the grant date fair value of the stock options reported in this column are set forth in Note 7 of our consolidated financial statements included elsewhere in this prospectus. The amounts reported in this column reflect the accounting cost for these stock options and do not correspond to the actual economic value that may be received by our non-employee directors upon the exercise of the stock options or any sale of the underlying shares of Class B common stock.
(2)As of December 31, 2020, our non-employee directors held the following outstanding equity awards:
Non-Employee Director Compensation Policy
In connection with this offering, we intend to adopt a non-employee director compensation policy that will become effective upon the date immediately preceding the date on which the registration statement of which this prospectus is a part is declared effective. The policy will be designed to enable us to attract and retain, on a long-term basis, highly qualified non-employee directors. Under the policy, each director who is not an employee will be paid cash compensation from and after the completion of this offering as set forth below:

Position	Annual Retainer
Board of Directors:
Members	$

Audit Committee:
Members (other than chair)	$
Retainer for chair	$

Compensation Committee:
Members (other than chair)	$
Retainer for chair	$

Nominating and Corporate Governance Committee:
Members (other than chair)	$
Retainer for chair	$
In addition, the non-employee director compensation policy will provide that, upon initial election to our board of directors, each non-employee director will be granted an equity award with a value of $ (the “Initial Grant”). The Initial Grant will vest one-third on the earlier of (i) the first anniversary of the grant date or (ii) our next annual meeting of stockholders and the remaining two-thirds will vest in equal monthly installments over two years, subject to continued service as a director through the applicable vesting date. Furthermore, on the date of each of our annual meeting of stockholders upon the completion of this offering, each non-employee director who continues as a non-employee director following such meeting will be granted an annual equity award with value of $       (the “Annual Grant”). The Annual Grant will vest in full on the earlier of (i) the first anniversary of the grant date or (ii) our next annual meeting of stockholders, subject to continued service as a director through the applicable vesting date. Such awards are subject to full accelerated vesting upon the sale of the company and upon the death or disability of the non-employee director.
We will reimburse all reasonable out-of-pocket expenses incurred by non-employee directors for their attendance at meetings of our board of directors or any committee thereof.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
In addition to the compensation arrangements, including employment, termination of employment and change in control arrangements and indemnification arrangements, discussed, when required, in the sections titled “Management” and “Executive Compensation” and the registration rights described in the section titled “Description of Capital Stock—Registration Rights,” the following is a description of each transaction since January 1, 2017 and each currently proposed transaction in which:
•we have been or are to be a participant;
•the amount involved exceeded or exceeds $120,000; and
•any of our directors, executive officers or holders of more than 5% of our capital stock, or any immediate family member of, or person sharing the household with, any of these individuals, had or will have a direct or indirect material interest.
Share class titles, share numbers, and dollar amounts give effect to the 2019 Share Exchange.
Equity Financings
Series A Redeemable Convertible Preferred Stock Financing
In February 2017, SEMrush CY Ltd (“SEMrush CY”) sold an aggregate of 2,957,000 shares of its Series A redeemable convertible preferred stock at a purchase price of $2.37 per share, for an aggregate purchase price of approximately $7 million. In May 2017, SEMrush CY sold an aggregate of 422,400 shares of its Series A redeemable convertible preferred stock at a purchase price of $2.37 per share, for an aggregate purchase price of approximately $996,864. The following table summarizes these purchases by related persons:

Stockholder	Shares of Series A-1 Redeemable Convertible Preferred Stock	Total Purchase Price
SEMR Holdings Limited	2,957,000	$6,999,991
Anton Timashev	422,400	$996,864
Series B Convertible Preferred Stock Financing
In March 2018 and December 2018, SEMrush CY sold an aggregate of 4,681,400 shares of its Series B convertible preferred stock at a purchase price of $5.13 per share, for an aggregate purchase price of $24 million. The following table summarizes these purchases by related persons:

Stockholder	Shares of Series B Convertible Preferred Stock	Total Purchase Price
Greycroft Growth II, L.P.	2,870,000	$14,713,724
e.ventures Growth II, LP	1,031,200	$5,286,687
Fabstone Investments LLC	780,200	$3,999,877

Series A-1 Redeemable Convertible Preferred Stock Financing
In February 2019, SEMrush CY sold an aggregate of 1,837,600 shares of its Series A-1 redeemable convertible preferred stock at a purchase price of $2.72 per share, for an aggregate purchase price of approximately $5 million. The following table summarizes these purchases by related persons:

Stockholder	Shares of Series A-1 Redeemable Convertible Preferred Stock	Total Purchase Price
SEMR Holdings Limited	1,837,000	$4,999,926
Secondary Transfers
In connection with the Series B Convertible Preferred Stock Financing in March 2018, SEMrush CY agreed to waive certain restrictions on transfer in connection with, and to assist the administration of, transfers by its officers Oleg Shchegolev and Dmitry Melnikov of an aggregate of 1,567,800 and 783,800 shares, respectively, of its common stock at a purchase price of $3.20 per share for an aggregate purchase price of approximately $5.0 and $2.5 million, respectively, to certain of our stockholders. The following table summarizes these transactions:

Seller	Purchaser	Shares of Common Stock	Total Purchase Price
Oleg Shchegolev	Greycroft Growth II, L.P.	694,200	$2,224,362
	e.ventures Growth II, LP	249,500	$799,450
	SEMR Holdings Limited	416,100	$1,333,271
	Fabstone Investments LLC	208,000	$666,475
Dmitry Melnikov	Greycroft Growth II, L.P.	347,100	$1,112,181
	e.ventures Growth II, LP	124,700	$399,565
	SEMR Holdings Limited	208,000	$666,475
	Fabstone Investments LLC	104,000	$333,238
In September 2020, we agreed to waive certain restrictions on transfer in connection with, and to assist the administration of, certain transfers of 17,128,980 shares of our common stock by Oleg Shchegolev and 8,564,580 shares of our common stock by Dmitry Melnikov to entities affiliated with each such person for estate planning purposes. See the section titled “Principal Stockholders.”
Corporate Reorganization
In December 2019, we engaged in a corporate reorganization, a description of which is set forth in the section entitled “Prospectus Summary—Corporate Information”.
Agreements with Stockholders
Investors’ Rights Agreement
We are party to an investors’ rights agreement which provides, among other things, that certain holders of our capital stock have the right to demand that we file a registration statement or request that their shares of our capital stock be covered by a registration statement that we are otherwise filing. The parties to the investors’ rights agreement include SEMR Holdings Limited and Greycroft Growth II, LP, which are affiliated with our directors Roman Simonov and Dylan Pearce, respectively, and our officers

Oleg Shchegolev and Dmitry Melnikov. See the section titled “Description of Capital Stock—Registration Rights."
Other Transactions
We have granted stock options to our executive officers and certain of our directors. See the sections titled “Executive Compensation” and “Management—Non-Employee Director Compensation” for a description of these options.
We have entered into change in control arrangements with certain of our executive officers that, among other things, provide for certain severance and change in control benefits. See the section titled “Executive Compensation—Employment Agreements and Termination of Employment Arrangements” for more information regarding these agreements.
In November 2017, SEMrush CY entered into a board advisor agreement with Mark Vranesh who was subsequently appointed to our board of directors. The agreement provided that Mr. Vranesh would provide SEMrush CY with certain services, such as serving on its advisory committee and providing strategic business advice. Under the agreement SEMrush CY agreed to indemnify Mr. Vranesh for losses incurred in connection with his service, reimburse Mr. Vranesh for his reasonable travel and related expenses incurred during the provision of his services and granted Mr. Vranesh an option to purchase 78,000 shares of its common stock for an aggregate purchase price of $184,646, and Mr. Vranesh exercised options to purchase 41,100 shares of its common stock in July 2019. We reimbursed Mr. Vranesh less than $10 thousand for travel and related expenses. The agreement was terminated in October 2020, and all future compensation to Mr. Vranesh will be pursuant to the director compensation policy we will adopt in connection with this offering.
Other than as described above under this section titled “Certain Relationships and Related Person Transactions,” since January 1, 2017, we have not entered into any transactions, nor are there any currently proposed transactions, between us and a related party where the amount involved exceeds, or would exceed, $120,000, and in which any related person had or will have a direct or indirect material interest. We believe the terms of the transactions described above were comparable to terms we could have obtained in arm’s-length dealings with unrelated third parties.
Limitation of Liability and Indemnification of Officers and Directors
Prior to the completion of this offering, we expect to adopt an amended and restated certificate of incorporation, which will become effective immediately prior to the completion of this offering, and which will contain provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for the following:
•any breach of their duty of loyalty to our company or our stockholders;
•any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;
•unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or
•any transaction from which they derived an improper personal benefit.
Any amendment to, or repeal of, these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission or claim that occurred or arose prior to that amendment or repeal. If the Delaware General Corporation Law is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of our directors will be further limited to the greatest extent permitted by the Delaware General Corporation Law.
In addition, prior to the completion of this offering, we expect to adopt amended and restated bylaws which will provide that we will indemnify, to the fullest extent permitted by law, any person who is or was a party or is threatened to be made a party to any action, suit or proceeding by reason of the fact that he or she is or was one of our directors or officers or is or was serving at our request as a director or officer of another corporation, partnership, joint venture, trust, or other enterprise. Our amended and restated bylaws are expected to provide that we may indemnify to the fullest extent permitted by law any person who is or was a party or is threatened to be made a party to any action, suit, or proceeding by reason of the fact that he or she is or was one of our employees or agents or is or was serving at our request as an employee or agent of another corporation, partnership, joint venture, trust or other enterprise. Our amended and restated bylaws will also provide that we must advance expenses incurred by or on behalf of a director or officer in advance of the final disposition of any action or proceeding, subject to limited exceptions.
Further, prior to the completion of this offering, we expect to enter into indemnification agreements with each of our directors and executive officers that may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements will require us, among other things, to indemnify our directors and executive officers against liabilities that may arise by reason of their status or service. These indemnification agreements will also require us to advance all expenses incurred by the directors and executive officers in investigating or defending any such action, suit or proceeding. We believe that these agreements are necessary to attract and retain qualified individuals to serve as directors and executive officers.
The limitation of liability and indemnification provisions that are expected to be included in our amended and restated certificate of incorporation, amended and restated bylaws, and in indemnification agreements that we enter into with our directors and executive officers may discourage stockholders from bringing a lawsuit against our directors and executive officers for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against our directors and executive officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be harmed to the extent that we pay the costs of settlement and damage awards against directors and executive officers as required by these indemnification provisions. At present, we are not aware of any pending litigation or proceeding involving any person who is or was one of our directors, officers, employees or other agents or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.
We have obtained insurance policies under which, subject to the limitations of the policies, coverage is provided to our directors and executive officers against loss arising from claims made by reason of breach of fiduciary duty or other wrongful acts as a director or executive officer, including claims relating to public securities matters, and to us with respect to payments that may be made by us to these directors and executive officers pursuant to our indemnification obligations or otherwise as a matter of law.
Certain of our non-employee directors may, through their relationships with their employers, be insured and/or indemnified against certain liabilities incurred in their capacity as members of our board of directors.
The underwriting agreement provides for indemnification by the underwriters of us and our officers, directors and employees for certain liabilities arising under the Securities Act, or otherwise.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
Policies and Procedures for Related Party Transactions
Upon the completion of this offering, our audit committee charter will provide that the audit committee will have the primary responsibility for reviewing and approving or disapproving “related party transactions,” which are transactions between us and related persons in which the aggregate amount involved exceeds or may be expected to exceed $120,000 and in which a related person has or will have a direct or indirect material interest. For purposes of this policy, a related person will be defined as a director, executive officer, nominee for director or greater than 5% beneficial owner of our common stock, in each case since the beginning of the most recently completed year, and their immediate family members. As of the date of this prospectus, we have not adopted any formal standards, policies or procedures governing the review and approval of related party transactions, but we expect that our audit committee will do so in the future.
All of the transactions described above were entered into prior to the adoption of this policy. Accordingly, each was approved by disinterested members of our board of directors after making a determination that the transaction was executed on terms no less favorable than those that could have been obtained from an unrelated third-party.

PRINCIPAL STOCKHOLDERS
The following table sets forth certain information with respect to the beneficial ownership of our common stock as of December 31, 2020, as adjusted to reflect the sale of Class A common stock offered by us in this offering assuming no exercise of the underwriters’ option to purchase additional shares, for:
•each of our named executive officers;
•each of our directors;
•all of our directors and executive officers as a group; and
•each person known by us to be the beneficial owner of more than five percent of any class of our voting securities.
We have determined beneficial ownership in accordance with the rules of the SEC, and thus it represents sole or shared voting or investment power with respect to our securities. Unless otherwise indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares that they beneficially owned, subject to community property laws where applicable. We have deemed shares of our common stock subject to options that are currently exercisable or exercisable within 60 days of December 31, 2020 to be outstanding and to be beneficially owned by the person holding the option for the purpose of computing the percentage ownership of that person but have not treated them as outstanding for the purpose of computing the percentage ownership of any other person.
We have based percentage ownership of our common stock before this offering on          shares of our common stock outstanding as of December 31, 2020, which includes          shares of Class B common stock resulting from the automatic conversion of all outstanding shares of our preferred stock immediately prior to the completion of this offering, as if this conversion had occurred as of December 31, 2020. Percentage ownership of our Class A common stock after this offering assumes our sale of          shares of Class A common stock in this offering.

Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o SEMrush Holdings, Inc., 800 Boylston Street, Suite 2475, Boston, MA 02199.

	Shares Beneficially Owned Prior to the Offering		% Total Voting Power Prior to the Offering	Beneficially Owned After the Offering				% Total Voting Power After the Offering†
				Class A		Class B
Name of Beneficial Owner	Number	%		Number	%	Number	%
5% Stockholders:
Greycroft Growth II, LP
SEMR Holdings Limited
Named Executive Officers and Directors:
Oleg Shchegolev
Dmitry Melnikov
Mark Vranesh
Dylan Pearce
Roman Simonov
Trynka Shineman Blake
All directors and executive officers as a group (11 persons)
________________
*Represents less than one percent (1%).
†Represents the voting power with respect to all shares of our Class A common stock and Class B common stock, voting together as a single class. The holders of our Class B common stock are entitled to ten votes per share, and holders of our Class A common stock are entitled to one vote per share. See “Description of Capital Stock – Class A Common Stock and Class B Common Stock – Voting Rights.”

DESCRIPTION OF CAPITAL STOCK
General
The following descriptions are summaries of the material terms of our amended and restated certificate of incorporation and amended and restated bylaws, which will become effective immediately prior to the completion of this offering. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description of the matters set forth in this section titled “Description of Capital Stock,” you should refer to our amended and restated certificate of incorporation, amended and restated bylaws, and our investor’ rights agreement, which are or will be included as exhibits to the registration statement of which this prospectus forms a part, and to the applicable provisions of Delaware law. Upon completion of this offering, our authorized capital stock will consist of       shares of Class A common stock, $0.00001 par value per share,       shares of Class B common stock, $0.00001 par value per share, and       shares of undesignated preferred stock, $0.00001 par value per share.
Assuming the conversion of all outstanding shares of our preferred stock into shares of our Class B common stock, which will occur immediately prior to the completion of this offering, as of December 31, 2020, there were no outstanding shares of Class A common stock and shares of our Class B common stock outstanding, held by stockholders of record, and no shares of our preferred stock outstanding. Our board of directors is authorized, without stockholder approval except as required by the listing standards of the            to issue additional shares of our capital stock.
Class A Common Stock and Class B Common Stock
Upon the completion of this offering, we will have authorized a class of Class A common stock and a class of Class B common stock. All outstanding shares of our existing common stock and preferred stock will be reclassified into shares of our new Class B common stock. In addition, any options to purchase shares of our capital stock outstanding prior to the completion of this offering will become eligible to be settled in or exercisable for shares of our new Class B common stock.
Dividend Rights
Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of our common stock are entitled to receive dividends out of funds legally available if our board of directors, in its discretion, determines to issue dividends and then only at the times and in the amounts that our board of directors may determine.
Voting Rights
Holders of our Class A common stock will be entitled to one vote for each share, and holders of our Class B common stock are entitled to 10 votes per share, on all matters submitted to a vote of stockholders. The holders of our Class A common stock and Class B common stock will generally vote together as a single class on all matters submitted to a vote of our stockholders, unless otherwise required by Delaware law or our amended and restated certificate of incorporation. Delaware law could require either holders of our Class A common stock or Class B common stock to vote separately as a single class in the following circumstances:
•if we were to seek to amend our amended and restated certificate of incorporation to increase or decrease the par value of a class of our capital stock, then that class would be required to vote separately to approve the proposed amendment; and
•if we were to seek to amend our amended and restated certificate of incorporation in a manner that alters or changes the powers, preferences or special rights of a class of our capital stock in a manner that affected its holders adversely, then that class would be required to vote separately to approve the proposed amendment.
We do not expect to provide for cumulative voting for the election of directors in our amended and restated certificate of incorporation. Our amended and restated certificate of incorporation and amended and restated bylaws will establish a classified board of directors that is divided into three classes with staggered three-year terms. Only the directors in one class will be subject to election by a plurality of the votes cast at each annual meeting of our stockholders, with the directors in the other classes continuing for the remainder of their respective three-year terms.
No Preemptive or Similar Rights
Our common stock is not entitled to preemptive rights, and is not subject to conversion, redemption or sinking fund provisions.
Right to Receive Liquidation Distributions
If we become subject to a liquidation, dissolution or winding-up, the assets legally available for distribution to our stockholders would be distributable ratably among the holders of our common stock and any participating preferred stock outstanding at that time, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights of and the payment of liquidation preferences, if any, on any outstanding shares of preferred stock.
Conversion of Class B Common Stock
Each share of Class B common stock is convertible at any time at the option of the holder into one share of Class A common stock. Upon the completion of this offering, shares of Class B common stock will automatically convert into shares of Class A common stock upon sale or transfer, except certain transfers described in our amended and restated certificate of incorporation, including estate planning transfers. In addition, each outstanding share of Class B common stock held by a stockholder who is a natural person, or held by the permitted entities and permitted transferees of such natural person (as described in our amended and restated certificate of incorporation), will convert automatically into one share of Class A common stock upon the death of such natural person.
Each share of Class B common stock will convert automatically into one share of Class A common stock upon (i) the date specified by affirmative vote of the holders of two-thirds of the then outstanding shares of Class B common stock, (ii) the date on which the outstanding shares of Class B common stock represent less than ten percent of the aggregate number of shares of the then outstanding Class A common stock and Class B common stock, or (iii) the seven year anniversary of the closing date of this Offering.
Once converted into a single class of common stock, the Class A and Class B common stock may not be reissued.
Fully Paid and Non-Assessable
All of the outstanding shares of our Class B common stock are, and the shares of our Class A common stock to be issued pursuant to this offering will be, fully paid, and non-assessable.
Preferred Stock
Upon the completion of this offering, our board of directors will be authorized, subject to limitations prescribed by Delaware law, to issue preferred stock in one or more series, to establish from time to time the number of shares to be included in each series and to fix the designation, powers, preferences, and rights of the shares of each series and any of its qualifications, limitations or restrictions, in each case without further vote or action by our stockholders. Our board of directors can also increase or decrease the number of shares of any series of preferred stock, but not below the number of shares of that series then outstanding, without any further vote or action by our stockholders. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring, or preventing a change in control of our company and might adversely affect the market price of our Class A common stock and the voting and other rights of the holders of our Class A common stock and Class B common stock. We have no current plan to issue any shares of preferred stock.
Options
As of December 31, 2020, we had outstanding options to purchase an aggregate of            shares of our Class B common stock, with a weighted-average exercise price of $     , pursuant to our 2019 Plan, which was adopted in December 2019.
Registration Rights
Certain holders of our Class B common stock are entitled to rights with respect to the registration of their shares under the Securities Act. These registration rights are contained in our Investors’ Rights Agreement, or the IRA, dated as of December 19, 2019. We, along with certain holders of our Class B common stock (including shares of our common stock issued or issuable upon conversion of our preferred stock and any other convertible securities), including our founders, Oleg Shchegolev and Dmitry Melnikov, are parties to the IRA. The registration rights set forth in the IRA will expire upon the earliest to occur of a deemed liquidation event or, with respect to any particular stockholder, when such stockholder is able to sell all of its shares pursuant to Rule 144 of the Securities Act during any three-month period. We will pay the registration expenses (other than underwriting discounts and commissions) of the holders of the shares registered pursuant to the registrations described below, including the reasonable fees of one counsel for the selling holders. In an underwritten offering, the underwriters have the right, subject to specified conditions, to limit the number of shares such holders may include. In connection with this offering, each stockholder that has registration rights agreed not to sell or otherwise dispose of any securities without the prior written consent of the underwriters for a period of up to 180 days after the date of this prospectus, subject to certain terms and conditions. See the section titled “Underwriting” for more information regarding such restrictions.
Demand Registration Rights
After the completion of this offering, the holders of approximately       shares of our Class B common stock will be entitled to certain demand registration rights. We are obligated to effect only one such registration. If we determine that it would be materially detrimental to our stockholders to effect such a demand registration, we have the right to defer such registration, not more than once in any 12-month period, for a period of up to 120 days. Additionally, we will not be required to effect a demand registration during the period beginning 60 days prior to our good faith estimate of the date of the filing of, and ending up to 180 days following the effectiveness of, a registration statement relating to the public offering of our common stock.
Piggyback Registration Rights
After the completion of this offering, if we propose to register the offer and sale of our common stock under the Securities Act, in connection with the public offering of such common stock the holders of up to approximately       shares of our Class B common stock will be entitled to certain “piggyback” registration rights allowing the holders to include their shares in such registration, subject to certain marketing and other limitations. As a result, whenever we propose to file a registration statement under the Securities Act, other than with respect to (1) a registration related to a company stock plan, (2) a registration pursuant to Rule 145 of the Securities Act, (3) a registration on any form that does not include substantially the same information as would be required to be included in a registration statement covering the public offering of our common stock or (4) a registration in which the only common stock being registered is common stock issuable upon the conversion of debt securities that are also being registered, the holders of these shares are entitled to notice of the registration and have the right, subject to certain limitations, to include their shares in the registration.
S-3 Registration Rights
After the completion of this offering, the holders of up to approximately       shares of our Class B common stock may make a written request that we register the offer and sale of their shares on a registration statement on Form S-3 if we are eligible to file a registration statement on Form S-3 so long as the request covers at least that number of shares with an anticipated offering price, net of underwriting discounts and commissions, of at least $5 million. These stockholders may make an unlimited number of requests for registration on Form S-3; however, we will not be required to effect a registration on Form S-3 if we have effected two such registrations within the 12 month period preceding the date of the request. If we determine that it would be materially detrimental to our stockholders to effect such a registration, we have the right to defer such registration, not more than once in any 12-month period, for a period of up to 90 days. Additionally, we will not be required to effect a registration on Form S-3 during the period beginning 30 days prior to our good faith estimate of the date of the filing of, and ending up to 90 days following the effectiveness of, a registration statement relating to the public offering of our common stock.
Anti-Takeover Provisions
The provisions of Delaware law, our amended and restated certificate of incorporation and our amended and restated bylaws, which are summarized below, may have the effect of delaying, deferring or discouraging another person from acquiring control of our company. They are also designed, in part, to encourage persons seeking to acquire control of us to negotiate first with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.
Delaware Law
We are governed by the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes mergers, asset sales or other transactions resulting in a financial benefit to the stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation’s outstanding voting stock. These provisions may have the effect of delaying, deferring or preventing a change in our control.
Amended and Restated Certificate of Incorporation and Amended and Restated Bylaw Provisions
Our amended and restated certificate of incorporation and our amended and restated bylaws will include a number of provisions that could deter hostile takeovers or delay or prevent changes in control of our board of directors or management team, including the following:
•Authorized but Unissued Shares.    The authorized but unissued shares of our common stock and our preferred stock are available for future issuance without stockholder approval, subject to

any limitations imposed by the listing standards of the        . These additional shares may be used for a variety of corporate finance transactions, acquisitions, and employee benefit plans. The existences of authorized but unissued and unreserved common stock and preferred stock could make more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.
•Dual Class Stock.    As described above in the subsection titled “—Class A Common Stock and Class B Common Stock—Voting Rights,” our amended and restated certificate of incorporation will provide for a dual class common stock structure, which will provide our founders, current investors, executives, and employees with significant influence over all matters requiring stockholder approval, including the election of directors and significant corporate transactions, such as a merger or other sale of our company of its assets.
•Board of Directors Vacancies.    Our amended and restated certificate of incorporation and amended and restated bylaws will authorize only our board of directors to fill vacant directorships, including newly created seats. In addition, the number of directors constituting our board of directors will be permitted to be set only by a resolution adopted by a majority vote of our entire board of directors. These provisions would prevent a stockholder from increasing the size of our board of directors and then gaining control of our board of directors by filling the resulting vacancies with its own nominees. This will make it more difficult to change the composition of our board of directors and promote continuity of management.
•Classified Board.    Our amended and restated certificate of incorporation and amended and restated bylaws will provide that our board of directors is classified into three classes of directors. A third-party may be discouraged from making a tender offer or otherwise attempting to obtain control of us as it is more difficult and time consuming for stockholders to replace a majority of the directors on a classified board of directors. See the section titled “Management—Board of Directors.”
•Stockholder Action; Special Meeting of Stockholders.    Our amended and restated certificate of incorporation will provide that our stockholders may not take action by written consent but may only take action at annual or special meetings of our stockholders. As a result, a holder controlling a majority of our capital stock would not be able to amend our amended and restated bylaws or remove directors without holding a meeting of our stockholders called in accordance with our amended and restated bylaws. Our amended and restated bylaws will further provide that special meetings of our stockholders may be called only by a majority of our board of directors, the Chairperson of our board of directors or our Chief Executive Officer, thus prohibiting a stockholder from calling a special meeting. These provisions might delay the ability of our stockholders to force consideration of a proposal or for stockholders controlling a majority of our capital stock to take any action, including the removal of directors.
•Advance Notice Requirements for Stockholder Proposals and Director Nominations.    Our amended and restated bylaws will provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders or to nominate candidates for election as directors at our annual meeting of stockholders. Our amended and restated bylaws will also specify certain requirements regarding the form and content of a stockholder’s notice. These provisions might preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders if the proper procedures are not followed. We expect that these provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.
•No Cumulative Voting.    The Delaware General Corporation Law provides that stockholders are not entitled to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation will not provide for cumulative voting.
•Directors Removed Only for Cause.    Our amended and restated certificate of incorporation will provide that stockholders may remove directors only for cause.
•Amendment of Charter Provisions.    Any amendment of the above provisions in our amended and restated certificate of incorporation would require approval by holders of at least two-thirds of the voting power of our then outstanding capital stock.
•Issuance of Undesignated Preferred Stock.    Our board of directors has the authority, without further action by the stockholders, to issue up to       shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by our board of directors. The existence of authorized but unissued shares of preferred stock would enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or other means.
•Exclusive Forum. Our amended and restated bylaws will provide that, unless we consent in writing to an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for any state law claim for (1) any derivative action or proceeding brought on our behalf, (2) any action asserting a claim of breach of fiduciary duty owed by any of our directors, officers, and employees to us or our stockholders, (3) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law, our amended and restated certificate of incorporation or our amended and restated bylaws or (4) any action asserting a claim that is governed by the internal affairs doctrine, in each case subject to the Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein, or the Delaware Forum Provision. The Delaware Forum Provision will not apply to any causes of action arising under the Securities Act or the Exchange Act. Our amended and restated bylaws will further provide that, unless we consent in writing to the selection of an alternative forum, the U.S. District Court for the District of Massachusetts shall be the sole and exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act as our principal office is located in Boston, Massachusetts. In addition, our amended and restated bylaws will provide that any person or entity purchasing or otherwise acquiring any interest in shares of our common stock is deemed to have notice of and consented to the foregoing provisions; provided, however, that stockholders cannot and will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder. This exclusive forum provision will not apply to suits brought to enforce any liability or duty created by the Exchange Act. The enforceability of similar choice of forum provisions in other companies’ certificates of incorporation and bylaws has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be inapplicable or unenforceable.
Transfer Agent and Registrar
Upon the completion of this offering, the transfer agent and registrar for our Class A common stock and Class B common stock will be       . The transfer agent’s address is       .
Listing
We intend to apply for the listing of our Class A common stock on the       under the symbol “SEMR.”

SHARES ELIGIBLE FOR FUTURE SALE
Prior to this offering, there has been no public market for our common stock, and we cannot predict the effect, if any, that market sales of shares of our common stock or the availability of shares of our common stock for sale will have on the market price of our common stock prevailing from time to time. Future sales of our Class A common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of our Class A common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity capital in the future.
Upon the completion of this offering, based on the number of shares of our capital stock outstanding as of December 31, 2020, we will have a total of       shares of our Class A common stock and       shares of our Class B common stock outstanding, assuming the automatic conversion of all outstanding shares of our preferred stock into            shares of our Class B common stock immediately prior to the completion of this offering. Of these outstanding shares, all of the shares of Class A common stock sold in this offering will be freely tradable, except that any shares purchased in this offering by our affiliates, as that term is defined in Rule 144 under the Securities Act, would only be able to be sold in compliance with the Rule 144 limitations described below.
The remaining outstanding shares of our Class B common stock will be deemed “restricted securities” as defined in Rule 144. Restricted securities may be sold in the public market only if they are registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which rules are summarized below. In addition, all of our executive officers, directors, and holders of substantially all of our common stock and securities convertible into or exchangeable for our Class B common stock have entered into market standoff agreements with us or lock-up agreements with the underwriters under which they have agreed, subject to specific exceptions, not to sell any of our stock for at least 180 days following the date of this prospectus. As a result of these agreements and the provisions of our investor rights’ agreement described above under the section titled “Description of Capital Stock—Registration Rights,” subject to the provisions of Rule 144 or Rule 701, based on an assumed offering date of       , shares will be available for sale in the public market as follows:
•beginning on the date of this prospectus, the shares of Class A common stock sold in this offering will be immediately available for sale in the public market;
•beginning 181 days after the date of this prospectus, subject to extension as described in the section titled “Underwriting” below,       additional shares of Class B common stock will become eligible for sale in the public market, of which       shares will be held by affiliates and subject to the volume and other restrictions of Rule 144, as described below; and
•the remainder of the shares of Class B common stock will be eligible for sale in the public market from time to time thereafter, subject in some cases to the volume and other restrictions of Rule 144, as described below.
Lock-Up Agreements
We, our executive officers, directors, and holders of substantially all of our Class B common stock and securities convertible into or exchangeable for our Class B common stock, have agreed or will agree that, subject to certain exceptions, for a period of 180 days from the date of this prospectus, we and they will not, without the prior written consent of Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC, dispose of or hedge any shares or any securities convertible into or exchangeable for shares of our capital stock. In addition to the restrictions contained in the lock-up agreements described above, we have entered into agreements with certain security holders, including our investor rights agreement, that contain market stand-off provisions imposing restrictions on the ability of such security holders to offer, sell, or transfer our equity securities for a period of 180 days following the date of this prospectus. Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC, in their discretion, may release any of the securities subject to these lock-up agreements at any time. This agreement is further described as set forth in the section titled “Underwriting.”
Rule 144
In general, under Rule 144 as currently in effect, once we have been subject to the public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell those shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person would be entitled to sell those shares without complying with any of the requirements of Rule 144.
In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell upon expiration of the lock-up agreements described above, within any three-month period, a number of shares that does not exceed the greater of:
•1% of the number of shares of our Class A common stock then outstanding, which will equal approximately           shares immediately after this offering; or
•the average weekly trading volume of our Class A common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.
Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.
Rule 701
Rule 701 generally allows a stockholder who purchased shares of our common stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required by that rule to wait until 90 days after the date of this prospectus before selling those shares pursuant to Rule 701.
Registration Rights
Pursuant to our investors’ rights agreement, the holders of up to       shares of our Class B common stock, or their transferees, will be entitled to certain rights with respect to the registration of the offer and sale of those shares under the Securities Act. See the section titled “Description of Capital Stock—Registration Rights” for a description of these registration rights. If the offer and sale of these shares is registered, the shares will be freely tradable without restriction under the Securities Act, and a large number of shares may be sold into the public market.

Registration Statement on Form S-8
We intend to file a registration statement on Form S-8 under the Securities Act to register all of the shares of our Class A common stock and Class B common stock issued or reserved for issuance under our 2019 Plan and our 2021 Plan. We expect to file this registration statement as promptly as possible after the completion of this offering. Shares covered by this registration statement will be eligible for sale in the public market, subject to the Rule 144 limitations applicable to affiliates, vesting restrictions, and any applicable lock-up agreements and market standoff agreements. As of December 31, 2020, options to purchase a total of            shares of our Class B common stock pursuant to our 2019 Plan were outstanding, of which options to purchase             shares were exercisable, and no options were outstanding or exercisable under our 2021 Plan.

CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES
The following is a general discussion of the material U.S. federal income tax considerations relating to ownership and disposition of our common stock by a non-U.S. holder. For purposes of this discussion, the term “non-U.S. holder” means a beneficial owner of our common stock that is not, for U.S. federal income tax purposes:
•an individual who is a citizen or resident of the United States;
•a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or of any political subdivision of the United States;
•an estate the income of which is subject to U.S. federal income taxation regardless of its source; or
•a trust, if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons (as defined in the Code) have authority to control all substantial decisions of the trust or if the trust has a valid election in effect to be treated as a U.S. person under applicable U.S. Treasury Regulations.
This discussion is based on current provisions of the Code, existing and proposed U.S. Treasury Regulations promulgated thereunder, current administrative rulings and judicial decisions, all as in effect as of the date of this prospectus, and all of which are subject to change or to differing interpretation, possibly with retroactive effect. Any change could alter the tax consequences to non-U.S. holders described in this prospectus. In addition, the Internal Revenue Service, or the IRS, could challenge one or more of the tax consequences described in this prospectus.
We assume in this discussion that each non-U.S. holder holds shares of our common stock as a capital asset (generally, property held for investment) within the meaning of Section 1221 of the Code. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to a particular non-U.S. holder in light of that non-U.S. holder’s individual circumstances nor does it address any aspects of state, local or non-U.S. taxes, alternative minimum tax, or U.S. federal taxes other than income taxes. This discussion also does not consider any specific facts or circumstances that may apply to a non-U.S. holder and does not address any special tax rules that may apply to particular non-U.S. holders, such as:
•insurance companies;
•tax-exempt or governmental organizations;
•financial institutions;
•brokers or dealers in securities;
•pension plans;
•“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax
•owners that hold our common stock as part of a straddle, hedge, conversion transaction, synthetic security or other integrated investment;
•“qualified foreign pension funds,” or entities wholly owned by a “qualified foreign pension fund”;

•persons deemed to sell our common stock under the constructive sale provisions of the Code;
•certain U.S. expatriates;
•persons who have elected to mark securities to market;
•persons subject to the unearned income Medicare contribution tax; or
•persons that acquire our common stock as compensation for services.
In addition, this discussion does not address the tax treatment of partnerships (including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) or other entities that are transparent for U.S. federal income tax purposes or persons who hold their common stock through such entities. In the case of a holder that is classified as a partnership for U.S. federal income tax purposes, the tax treatment of a person treated as a partner in such partnership for U.S. federal income tax purposes generally will depend on the status of the partner and the activities of the partner and the partnership. A person treated as a partner in a partnership or who holds their stock through another transparent entity should consult his, her or its tax advisor regarding the tax consequences of the ownership and disposition of our common stock through a partnership or other transparent entity, as applicable.
Prospective investors should consult their tax advisors regarding the U.S. federal, state, local, and non-U.S. income and other tax considerations of acquiring, holding, and disposing of our common stock.
Distributions on our Common Stock
We do not currently expect to pay dividends. See the section titled “Dividend Policy” above in this prospectus. However, in the event that we do pay distributions of cash or property on our common stock, those distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a tax-free return of the non-U.S. holder’s investment, up to such holder’s tax basis in our common stock. Any remaining excess will be treated as capital gain, subject to the tax treatment described below under the heading “Gain on Sale, Exchange or Other Taxable Disposition of Common Stock.”
Subject also to the discussions below under the headings “Information Reporting and Backup Withholding Tax” and “Foreign Account Tax Compliance Act,” dividends paid to a non-U.S. holder generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty between the United States and such holder’s country of residence. If we are unable to determine, at a time reasonably close to the date of payment of a distribution on our common stock, what portion, if any, of the distribution will constitute a dividend, then we may withhold U.S. federal income tax on the basis of assuming that the full amount of the distribution will be a dividend. If we or another withholding agent apply over-withholding, a non-U.S. holder may be entitled to a refund or credit of any excess tax withheld by timely filing an appropriate claim with the IRS.
Dividends that are treated as effectively connected with a trade or business conducted by a non-U.S. holder within the United States, and, if an applicable income tax treaty so provides, that are attributable to a permanent establishment or a fixed base maintained by the non-U.S. holder within the United States, are generally exempt from the 30% withholding tax if the non-U.S. holder satisfies applicable certification and disclosure requirements. To obtain this exemption, a non-U.S. holder must generally provide us with a properly executed original IRS Form W-8ECI properly certifying such exemption. However, such U.S. effectively connected income, net of specified deductions and credits, will be taxed at the same graduated U.S. federal income tax rates applicable to U.S. persons (as defined in the Code). Any U.S. effectively connected income received by a non-U.S. holder that is a corporation may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty between the United States and such holder’s country of residence.
A non-U.S. holder of our common stock who claims the benefit of an applicable income tax treaty between the United States and such holder’s country of residence generally will be required to provide a properly executed IRS Form W-8BEN or W-8BEN-E (or applicable successor form) and satisfy applicable certification and other requirements. Non-U.S. holders are urged to consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty.
A non-U.S. holder that is eligible for such lower rate of U.S. withholding tax as may be specified under an income tax treaty may obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim with the IRS.
Any documentation provided to an applicable withholding agent may need to be updated in certain circumstances. The certification requirements described above also may require a non-U.S. holder to provide its U.S. taxpayer identification number.
Gain on Sale, Exchange or Other Taxable Disposition of Common Stock
Subject to the discussions below under the headings “Information Reporting and Backup Withholding Tax” and “Foreign Account Tax Compliance Act,” a non-U.S. holder generally will not be subject to U.S. federal income tax or withholding tax on gain recognized on a sale, exchange or other taxable disposition of our common stock unless:
•the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States, and, if an applicable income tax treaty so provides, the gain is attributable to a permanent establishment or fixed base maintained by the non-U.S. holder in the United States; in these cases, the non-U.S. holder will be taxed on a net income basis at the regular graduated rates and in the manner applicable to U.S. persons, and, if the non-U.S. holder is a foreign corporation, an additional branch profits tax at a rate of 30%, or a lower rate as may be specified by an applicable income tax treaty, may also apply;
•the non-U.S. holder is an individual present in the United States for a period or periods aggregating 183 days or more in the taxable year of the disposition and certain other conditions are met, in which case the non-U.S. holder will be subject to a 30% tax (or such lower rate as may be specified by an applicable income tax treaty) on the amount by which the non-U.S. holder’s capital gains allocable to U.S. sources exceed capital losses allocable to U.S. sources during the taxable year of the disposition (without taking into account any capital loss carryovers); or
•we are or were a “U.S. real property holding corporation” during a certain look-back period, unless our common stock is regularly traded on an established securities market and the non-U.S. holder held no more than five percent of our outstanding common stock, directly or indirectly, during the shorter of the five-year period ending on the date of the disposition or the period that the non-U.S. holder held our common stock. Generally, a corporation is a “U.S. real property holding corporation” if the fair market value of its “U.S. real property interests” equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. Although there can be no assurance, we believe that we have not been and are not currently, and we do not anticipate becoming, a “U.S. real property holding corporation” for U.S. federal income tax purposes.

Information Reporting and Backup Withholding Tax
We (or the applicable paying agent) must report annually to the IRS and to each non-U.S. holder the gross amount of the distributions on our common stock paid to such holder and the tax withheld, if any, with respect to such distributions. Non-U.S. holders may have to comply with specific certification procedures to establish that the holder is not a U.S. person (as defined in the Code) in order to avoid backup withholding at the applicable rate with respect to dividends on our common stock. Generally, a holder will comply with such procedures if it provides a properly executed IRS Form W-8BEN or W-8BEN-E or otherwise meets documentary evidence requirements for establishing that it is a non-U.S. holder, or otherwise establishes an exemption.
Information reporting and backup withholding generally will apply to the proceeds of a disposition of our common stock by a non-U.S. holder effected by or through the U.S. office of any broker, U.S. or foreign, unless the holder certifies its status as a non-U.S. holder and satisfies certain other requirements, or otherwise establishes an exemption. Generally, information reporting and backup withholding will not apply to a payment of disposition proceeds to a non-U.S. holder where the transaction is effected outside the United States through a foreign broker. However, for information reporting purposes, dispositions effected through a non-U.S. office of a broker with substantial U.S. ownership or operations generally will be treated in a manner similar to dispositions effected through a U.S. office of a broker. Non-U.S. holders should consult their tax advisors regarding the application of the information reporting and backup withholding rules to them.
Copies of information returns may be made available to the tax authorities of the country in which the non-U.S. holder resides or is incorporated under the provisions of a specific treaty or agreement. Any documentation provided to an applicable withholding agent may need to be updated in certain circumstances.
Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder may be refunded or credited against the non-U.S. holder’s U.S. federal income tax liability, if any, provided that an appropriate claim is timely filed with the IRS.
Foreign Account Tax Compliance Act
Provisions of the Code commonly referred to as the Foreign Account Tax Compliance Act, or FATCA, generally impose a U.S. federal withholding tax at a rate of 30% on payments of dividends on our common stock paid to a foreign entity unless (i) if the foreign entity is a “foreign financial institution,” such foreign entity undertakes certain due diligence, reporting, withholding, and certification obligations, (ii) if the foreign entity is not a “foreign financial institution,” such foreign entity identifies certain of its U.S. investors, if any, or (iii) the foreign entity is otherwise exempt under FATCA. Such withholding may also apply to payments of proceeds of sales or other dispositions of our common stock, although under proposed U.S. Treasury Regulations (the preamble to which specifies that taxpayers are permitted to rely on them pending finalization), no withholding will apply to payments of gross proceeds. Under certain circumstances, a non-U.S. holder may be eligible for refunds or credits of this withholding tax. An intergovernmental agreement between the United States and an applicable foreign country may modify the requirements described in this paragraph. Non-U.S. holders should consult their tax advisors regarding the possible implications of this legislation on their investment in our common stock and the entities through which they hold our common stock, including, without limitation, the process and deadlines for meeting the applicable requirements to prevent the imposition of the 30% withholding tax under FATCA.

The preceding discussion of material U.S. federal tax considerations is for general information only. It is not tax advice. Prospective investors should consult their tax advisors regarding the particular U.S. federal, state, local, and non-U.S. tax consequences of purchasing, holding, and disposing of our common stock, including the consequences of any proposed changes in applicable laws.

UNDERWRITING
We and the underwriters named below propose to enter into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, we will agree to sell to the underwriters, and each underwriter will severally agree to purchase, the number of shares of Class A common stock indicated in the following table. Goldman Sachs & Co. LLC, J.P. Morgan Securities LLC, and Jefferies LLC are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman Sachs & Co. LLC
J.P. Morgan Securities LLC
Jefferies LLC
KeyBanc Capital Markets Inc.
Piper Sandler & Co
Stifel, Nicolaus & Company
Total
The underwriters will be committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.
The underwriters will have an option to buy up to an additional                shares of Class A common stock from us to cover sales by the underwriters of a greater number of shares than the total number set forth in the table above. They may exercise that option for 30 days from the date of this prospectus. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above. If any additional shares are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.
The underwriting fee is equal to the public offering price per share less the amount paid by the underwriters to us per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase             additional shares of Class A common stock.

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$
Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover page of this prospectus. Any shares of Class A common stock sold by the underwriters to securities dealers may be sold at a discount of up to $      per share from the initial public offering price. After the initial offering of the shares, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.
We, our officers, directors, and holders of substantially all of our common stock and securities convertible into or exchangeable for our common stock have agreed or will agree with the underwriters, subject to certain exceptions, not to dispose of or hedge any shares or any securities convertible into or exchangeable for shares of our common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC. This agreement does not apply to any existing employee benefit plans. See “Shares Available for Future Sale” for a discussion of certain transfer restrictions.
Prior to the offering, there has been no public market for the shares. The initial public offering price will be negotiated among the representatives and us. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be the information set forth in this prospectus and otherwise available to the representatives, our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related companies. Neither we nor the underwriters can assure investors that an active trading market will develop for our shares, or that the shares will trade in the public market at or above the initial public offering price.
We intend to list our Class A common stock on          under the symbol “SEMR.”
In connection with the offering, the underwriters may purchase and sell shares of Class A common stock in the open market. These transactions may include short sales, stabilizing transactions, and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our Class A common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of Class A common stock made by the underwriters in the open market prior to the completion of the offering. In considering whether to engage in a stabilizing transaction, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the option to purchase additional shares.
The underwriters have advised us that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the shares, including that the underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.
Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our Class A common stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of our Class A common stock. As a result, the price of our Class A common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on            , in the over-the-counter market or otherwise.

We estimate that our share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $              . We have agreed to reimburse the underwriters for expenses related to the review and clearance by Financial Industry Regulatory Authority incurred by them in connection with this offering in an amount up to $ .
We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.
The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage, and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to us and to persons and entities with relationships with us, for which they received or will receive customary fees and expenses.
In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors, and employees may purchase, sell, or hold a broad array of investments and actively traded securities, derivatives, loans, commodities, currencies, credit default swaps, and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of ours (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with us. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities, or instruments, and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities, and instruments.
Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.
Selling Restrictions
European Economic Area and United Kingdom
In relation to each Member State of the European Economic Area and the UK (each, a “Relevant State”), an offer to the public of our shares may not be made in that Relevant State, except that an offer to the public of our shares in that Relevant State may be made at any time under the following exemptions under the Prospectus Regulation:
(a)to any legal entity which is a qualified investor as defined in the Prospectus Regulation;
(b)to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or
(c)in any other circumstances falling within Article 1(4) of the Prospectus Regulation;

provided that no such offer of shares shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or a prospectus supplement pursuant to Article 23 of the Prospectus Regulation.
For the purposes of this provision, the expression an “offer to the public” in relation to any shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.
In addition, in the UK, this prospectus is only addressed to and directed at “qualified investors” (within the meaning of Section 86(7) of the Financial Services and Markets Act 2000 who are (i) persons who have professional experience in matter relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”); or (ii) high net worth entities falling within Article 49(2)(a) to (d) of the Order and other persons to whom it may lawfully be communicated, (all such persons together being referred to as “relevant persons”). Any investment or investment activity to which this prospectus relates is available only to relevant persons and will only be engaged with relevant persons. Any person who is not a relevant person should not act or rely on this prospectus or any of its contents.
Canada
Our Class A common stock may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.
Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory of these rights or consult with a legal advisor.
Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.
Hong Kong
The shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) (“Companies (Winding Up and Miscellaneous Provisions) Ordinance”) or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (“Securities and Futures Ordinance”), or (ii) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.
Singapore
This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”)) under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.
Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for six months after that corporation has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore (“Regulation 32”)
Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries' rights and interest (howsoever described) in that trust shall not be transferable for six months after that trust has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than $200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32.
Japan
Our Class A common stock has not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended, “FIEA”). The shares may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.

LEGAL MATTERS
Goodwin Procter LLP, Boston, Massachusetts, which has acted as our counsel in connection with this offering, will pass upon the validity of the shares of Class A common stock being offered by this prospectus. The underwriters are being represented by White & Case LLP, New York, New York in connection with this offering.
EXPERTS
The consolidated financial statements of SEMrush Holdings, Inc. at December 31, 2019, and for the year then ended, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.
ADDITIONAL INFORMATION
We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of Class A common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some of which is contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our common stock, we refer you to the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The SEC maintains an internet website that contains reports, proxy statements, and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.
As a result of this offering, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance with this law, will file periodic reports, proxy statements, and other information with the SEC. These periodic reports, proxy statements, and other information will be available for inspection and copying at the SEC’s public reference facilities and the website of the SEC referred to above. We also maintain a website at www.semrush.com. Upon completion of this offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on our website is not a part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.

SEMRUSH HOLDINGS, INC.

Report of Independent Registered Public Accounting Firm
To the Stockholders and the Board of Directors of SEMrush Holdings, Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheet of SEMrush Holdings, Inc. (the Company) as of December 31, 2019, the related consolidated statements of operations and comprehensive loss, redeemable convertible preferred stock and stockholders’ equity (deficit), and cash flows for the year then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.
/s/ Ernst & Young LLP
We have served as the Company’s auditor since 2019.
Boston, Massachusetts
November 23, 2020

SEMRUSH HOLDINGS, INC.
CONSOLIDATED BALANCE SHEET
(in thousands, except share and per share data)

As of December 31, 2019
Assets
Current assets
Cash and cash equivalents	$37,523
Accounts receivable	1,944
Deferred contract costs, current portion	2,961
Prepaid expenses and other current assets	2,491
Total current assets	44,919
Property and equipment, net	1,605
Intangible assets, net	408
Deferred contract costs, net of current portion	744
Total assets	$47,676
Liabilities, redeemable convertible preferred stock and stockholders’ deficit
Current liabilities
Accounts payable	$7,706
Accrued expenses	3,224
Deferred revenue	19,218
Total current liabilities	30,148
Long-term liabilities
Deferred revenue, net of current portion	448
Deferred tax liability	180
Total liabilities	30,776
Commitments and contingencies (Note 8)
Series A redeemable convertible preferred stock, $0.00001 par value - 3,379,400 shares authorized, issued and outstanding (liquidation value of $8,000 at December 31, 2019)	7,789
Series A-1 redeemable convertible preferred stock, $0.00001 par value - 1,837,600 shares authorized, issued and outstanding (liquidation value of $5,000 at December 31, 2019)	10,270
Stockholders' deficit
Series B convertible preferred stock, $0.00001 par value - 4,681,400 shares authorized, issued and outstanding (liquidation value of $24,000 at December 31, 2019)	24,000
Common stock, $0.00001 par value - 100,000,000 shares authorized; 31,530,900 shares issued and outstanding	—
Additional paid-in capital	3,644
Accumulated deficit	(28,803)
Total stockholders’ deficit	(1,159)
Total liabilities, redeemable convertible preferred stock, and stockholders' deficit	$47,676
The accompanying notes are an integral part of these consolidated financial statements.

SEMRUSH HOLDINGS, INC.
CONSOLIDATED STATEMENT OF OPERATIONS AND COMPREHENSIVE LOSS
(in thousands, except per share data)

For the Year Ended December 31, 2019
Revenue	$92,109
Cost of revenue	22,540
Gross profit	69,569
Operating expenses
Sales and marketing	41,719
Research and development	14,224
General and administrative	21,848
Total operating expenses	77,791
Loss from operations	(8,222)
Other expense, net	1,480
Loss before income taxes	(9,702)
Provision for income taxes	464
Net loss and comprehensive loss	$(10,166)

Net loss per share attributable to common stockholders—basic and diluted:	$(0.32)

Weighted-average number of shares of common stock used in computing net loss per share attributable to common stockholders—basic and diluted:	31,510
The accompanying notes are an integral part of these consolidated financial statements.

SEMRUSH HOLDINGS, INC.
CONSOLIDATED STATEMENT OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY (DEFICIT)
(in thousands, except share data)

	Series A		Series A-1		Series B		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount

Balances at December 31, 2018	3,379,400	$7,789	—	$ —	4,681,400	$24,000	31,489,800	$—	$3,043	$(18,637)	$8,406
Issuance of Series A-1 redeemable convertible preferred stock upon exercise of share purchase option	—	—	1,837,600	10,270	—	—	—	—	—	—	—
Issuance of common stock upon exercise of stock options	—	—	—	—	—	—	41,100	—	97	—	97
Stock-based compensation expense	—	—	—	—	—	—	—		504	—	504
Net loss	—	—	—	—	—	—	—			(10,166)	(10,166)
Balances at December 31, 2019	3,379,400	$7,789	1,837,600	$10,270	4,681,400	$24,000	31,530,900	$—	$3,644	$(28,803)	$(1,159)
The accompanying notes are an integral part of these consolidated financial statements.

SEMRUSH HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

For the Year Ended December 31, 2019
Operating Activities
Net loss	$(10,166)
Adjustments to reconcile net loss to net cash provided by operating activities
Depreciation and amortization expense	1,050
Amortization of deferred contract costs	3,134
Stock-based compensation expense	504
Deferred taxes	83
Change in fair value of share purchase option	903
Changes in operating assets and liabilities
Accounts receivable	(744)
Deferred contract costs	(4,768)
Prepaid expenses and other current assets	(1,470)
Accounts payable	2,484
Accrued expenses	3,219
Deferred revenue	7,646
Net cash provided by operating activities	1,875
Investing Activities
Purchases of property and equipment	(1,001)
Capitalization of internal-use software development costs	(162)
Net cash used in investing activities	(1,163)
Financing Activities
Proceeds from exercise of stock options	97
Proceeds from issuance of Series A-1 Preferred Stock upon exercise of share purchase option	5,000
Net cash provided by financing activities	5,097
Increase in cash and cash equivalents	5,809
Cash and cash equivalents, beginning of year	31,714
Cash and cash equivalents, end of year	$37,523
Supplemental cash flow disclosures
Cash paid for income taxes	$323
Reclassification of share purchase option liability to stockholders’ deficit upon exercise	$5,270
The accompanying notes are an integral part of these consolidated financial statements.

SEMRUSH HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Year ended December 31, 2019
(in thousands, except share and per share data, unless otherwise noted)
1.Organization and Description of Business
On December 19, 2019, SEMrush Holdings, Inc. (“SEMrush Holdings”), was incorporated in the state of Delaware and entered into a Contribution and Exchange Agreement with SEMrush CY Ltd (“SEMrush CY”) (a private limited liability company organized under the Cyprus Companies Law, Cap 113), pursuant to which the holders of all outstanding shares of capital stock of SEMrush CY contributed those shares to SEMrush Holdings in exchange for identical shares of capital stock of SEMrush Holdings (the “2019 Share Exchange”). Upon the 2019 Share Exchange, SEMrush Holdings became the holding company of SEMrush CY and its wholly owned subsidiaries and the historical consolidated financial statements of SEMrush CY became the historical consolidated financial statements of SEMrush Holdings. The 2019 Share Exchange and related transactions was completed on December 27, 2019.
SEMrush Holdings and its subsidiaries (together the “Group”, the “Company”, or “SEMrush”) is headquartered in Boston, Massachusetts. The principal activity of the Group is the provision of an online visibility management software-as-a-service platform. The Company’s platform enables its subscribers to improve their online visibility and drive traffic, including on their websites and social media pages, and distribute highly relevant content to their customers on a targeted basis across various channels to drive high-quality traffic and measure the effectiveness of their digital marketing campaigns. The Company has wholly owned subsidiaries in Cyprus, Russia, the Czech Republic, Poland, and the United States.
The Company is subject to a number of risks and uncertainties common to companies in similar industries and stages of development that could affect future operations and financial performance. These risks include, but are not limited to, rapid technological change, competitive pressure from substitute products or larger companies, protection of proprietary technology, management of international activities, the need to obtain additional financing to support growth, and dependence on third parties and key individuals.
2.Summary of Significant Accounting Policies
The accompanying consolidated financial statements reflect the application of certain significant accounting policies as described below and elsewhere in these notes to the consolidated financial statements. The Company believes that a significant accounting policy is one that is both important to the portrayal of the Company’s financial condition and results, and requires management’s most difficult, subjective, or complex judgments, often as the result of the need to make estimates about the effect of matters that are inherently uncertain.
Basis of Presentation
The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”). Any reference in these notes to applicable guidance is meant to refer to the authoritative United States generally accepted accounting principles as found in the Accounting Standards Codification (“ASC”) and Accounting Standards Update (“ASU”) of the Financial Accounting Standards Board (“FASB”).

Principles of Consolidation
The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany transactions and balances have been eliminated in consolidation.
Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenue and expenses during the reporting period. Significant estimates relied upon in preparing these financial statements include, but are not limited to, revenue recognition, expected future cash flows used to evaluate the recoverability of long-lived assets, contingent liabilities, expensing and capitalization of research and development costs for internal-use software, the average period of benefit associated with costs capitalized to obtain revenue contracts, the determination of the fair value of stock-based awards issued, stock-based compensation expense, and the recoverability of the Company’s net deferred tax assets and related valuation allowance.
Although the Company regularly assesses these estimates, actual results could differ materially from these estimates. Changes in estimates are recorded in the period in which they become known. The Company bases its estimates on historical experience and various other assumptions that it believes to be reasonable under the circumstances. Actual results may differ from management’s estimates if these results differ from historical experience, or other assumptions do not turn out to be substantially accurate, even if such assumptions are reasonable when made.
Subsequent Events Considerations
The Company considers events or transactions that occur after the balance sheet date but prior to the issuance of the financial statements to provide additional evidence for certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated as required. See Note 12.
Revenue Recognition
The Company derives revenue from two sources: (1) subscription revenues via the SEMrush Online Visibility Management Platform, which is comprised of subscription fees from customers accessing the Company’s SaaS services and related customer support; and (2) the SEMrush Marketplace, which allows customers to pay a set fee for services or products offered through the marketplace.
For the year ended December 31, 2019, subscription revenue accounted for nearly all of the Company’s revenue. Revenue related to the SEMrush Marketplace was not material for the year ended December 31, 2019.
The Company offers subscriptions to its platform primarily on a monthly or annual basis. The Company sells its products and services primarily through a self-service model and also directly through its sales force. The Company’s subscription arrangements provide customers the right to access the Company’s hosted software applications. Customers do not have the right to take possession of the Company’s software during the hosting arrangement. Subscriptions are generally non-cancellable during the contractual subscription term, however subscription contracts contain a right to a refund if requested within seven days of purchase.
The Company recognizes revenue in accordance with ASC 606, Revenue from Contracts with Customers (“ASC 606”). Revenue is recognized upon transfer of control of promised products or services to customers in an amount that reflects the consideration it expects to receive in exchange for those products or services. To achieve the core principle of ASC 606, the Company performs the following steps:
1)Identify the contract(s) with a customer;
2)Identify the performance obligations in the contract;
3)Determine the transaction price;
4)Allocate the transaction price to the performance obligations in the contract; and
5)Recognize revenue when (or as) the Company satisfies a performance obligation.
The Company recognizes subscription and support revenue ratably over the term of the contract, beginning on the date the customer is provided access to the Company’s service. These subscriptions are generally stand-ready obligations as the customer has access to the service throughout the term of the subscription, and the Company’s performance obligations are satisfied with the customer over time. The Company considers the SEMrush Online Visibility Management Platform and related support services to have the same pattern of transfer to the customer. As such, they are accounted for as a single performance obligation.
Amounts that have been invoiced are recorded in accounts receivable and in deferred revenue or revenue, depending on whether the revenue recognition criteria have been met. The Company primarily invoices and collects payments from customers for its services in advance on a monthly or annual basis.
Deferred revenue represents amounts billed for which revenue has not yet been recognized. Deferred revenue that will be recognized during the succeeding 12-month period is recorded as current deferred revenue, and the remaining portion is recorded as long-term deferred revenue. Deferred revenue increased by $7,646 during the year ended December 31, 2019. During the year ended December 31, 2019, $11,525 of revenue was recognized that was included in deferred revenue at the beginning of the period.
The Company has elected to exclude amounts charged to customers for sales tax from the transaction price. Accordingly, revenue is presented net of any sales tax collected from customers.
Transaction Price Allocated to Future Performance Obligations
ASC 606 requires that the Company disclose the aggregate amount of the transaction price that is allocated to performance obligations that have not yet been satisfied as of December 31, 2019.
For contracts with an original expected duration greater than one year, the aggregate amount of the transaction price allocated to the performance obligations that were unsatisfied as of December 31, 2019 was $1,437, which the Company expects to recognize over the next 12 months.
For contracts with an original expected duration of one year or less, the Company has applied the practical expedient available under ASC 606 to not disclose the amount of transaction price allocated to unsatisfied performance obligations as of December 31, 2019. For performance obligations not satisfied as of December 31, 2019, and to which this expedient applies, the nature of the performance obligations is consistent with performance obligations satisfied as of December 31, 2019. The remaining duration is less than one year.

Costs to Obtain a Contract
The incremental direct costs of obtaining a contract, which primarily consist of sales commissions paid for new subscription contracts, are deferred and recorded as deferred contract costs in the consolidated balance sheet and are amortized over a period of approximately 24 months on a systematic basis, consistent with the pattern of transfer of the goods or services to which the asset relates. The 24-month period represents the estimated benefit period of the customer relationship and has been determined by taking into consideration the type of product sold, the commitment term of the customer contract, the nature of the Company’s technology development life-cycle, and an estimated customer relationship period based on historical experience and future expectations. Sales commissions for renewals and upgrade contracts are deferred and amortized on a straight-line basis over the remaining estimated customer relationship period of the related customer. Deferred contract costs that will be recorded as expense during the succeeding 12-month period is recorded as current deferred contract costs, and the remaining portion is recorded as deferred contract costs, net of current portion. Amortization of deferred contract costs is included in sales and marketing expense in the accompanying consolidated statement of operations and comprehensive loss.
Cost of Revenue
Cost of revenue primarily consists of expenses related to supporting and hosting the Company’s SaaS platform, acquiring data and providing support to the Company’s customers. These costs include salaries, benefits, incentive compensation, and stock-based compensation expense related to the management of the Company’s data centers, the customer support team and the customer success team, and data acquisition costs. In addition to these expenses, the Company incurs third-party service provider costs, such as data center and networking expenses, allocated overhead costs, and depreciation and amortization expense associated with the Company's property and equipment and capitalized internal-use software development costs.
Cash and Cash Equivalents
The Company considers all highly liquid instruments purchased with an original maturity date of 90 days or less from the date of purchase to be cash equivalents. Management determines the appropriate classification of investments at the time of purchase and re-evaluates such determination at each balance sheet date.
Cash and cash equivalents consist of cash on deposit with banks and amounts held in interest-bearing money market funds. Cash equivalents are carried at cost, which approximates their fair market value.
Concentrations of Credit Risk and Significant Customers
The Company has no off-balance sheet risk, such as foreign exchange contracts, option contracts, or other foreign hedging arrangements. Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivables. The Company maintains its cash and cash equivalents with multiple financial institutions that management believes to be of high-credit quality. At times, the deposits with these financial institutions may exceed federally insured limits.
Credit risk with respect to accounts receivable is dispersed due to the large number of customers of the Company. The Company routinely assesses the creditworthiness of its customers and generally does not require its customers to provide collateral or other security to support accounts receivable. Credit losses historically have not been significant and the Company generally has not experienced any material losses related to receivables from individual customers, or groups of customers. Due to these factors, no additional credit risk beyond amounts provided for collection losses is believed by management to be probable in the Company's accounts receivable.
As of December 31, 2019, no individual customer represented more than 10% of the Company’s accounts receivable. During the year ended December 31, 2019, no individual customer represented more than 10% of the Company’s revenue.
Allowance for doubtful accounts
The Company reduces gross trade accounts receivable by an allowance for doubtful accounts based upon the Company’s best estimate of the amount of probable credit losses in the Company’s existing accounts receivable and based upon historical loss patterns, the number of days that billings are past due, and an evaluation of the potential risk of loss associated with specific accounts. Provisions for the allowance for doubtful accounts are recorded in general and administrative expense. As of December 31, 2019, the Company did not record an allowance for doubtful accounts.
Property and Equipment
Property and equipment are stated at cost less accumulated depreciation and amortization using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful life of the related asset. The estimated useful lives of the Company's property and equipment are as follows:

Estimated Useful Life
(In Years)
Computer equipment	2 to 5
Furniture and office equipment	5 to 7
Leasehold improvements	Lesser of asset life or lease term
Expenditures for maintenance and repairs are charged to expense as incurred, whereas major betterments are capitalized as additions to property and equipment.
Impairment of Long-Lived Assets
Long-lived assets consist of property and equipment and capitalized internal-use software development costs. Long-lived assets to be held and used are tested for recoverability whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. Factors that the Company considers in deciding when to perform an impairment review include significant underperformance of the business in relation to expectations, significant negative industry or economic trends and significant changes or planned changes in the use of the assets. If an impairment review is performed to evaluate a long-lived asset group for recoverability, the Company compares forecasts of undiscounted cash flows expected to result from the use and eventual disposition of the long-lived asset group to its carrying value. An impairment loss would be recognized when estimated undiscounted future cash flows expected to result from the use of an asset group are less than its carrying amount. The impairment loss would be based on the excess of the carrying value of the impaired asset group over its fair value, determined based on discounted cash flows.
For the year ended December 31, 2019, the Company did not identify any indicators of impairment of its long-lived assets.

Disclosure of Fair Value of Financial Instruments
The carrying amounts of the Company’s financial instruments, which include cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses, approximated their fair values at December 31, 2019, due to the short-term nature of these instruments.
The Company has evaluated the estimated fair value of financial instruments using available market information. The use of different market assumptions and/or estimation methodologies could have a significant effect on the estimated fair value amounts. See below for further discussion.
Fair Value Measurements
ASC 820, Fair Value Measurements and Disclosures (“ASC 820”), establishes a three-level valuation hierarchy for instruments measured at fair value that distinguishes between assumptions based on market data (observable inputs) and the Company’s own assumptions (unobservable inputs). Observable inputs are inputs that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the inputs that market participants would use in pricing the asset or liability and are developed based on the best information available in the circumstances.
This guidance further identifies fair value as the exchange price, or exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based on the highest and best use of the asset or liability. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company uses valuation techniques to measure fair value that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized as follows:
Level 1 inputs—Unadjusted observable quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.
Level 2 inputs—Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly.
Level 3 inputs—Unobservable inputs for determining the fair values of assets or liabilities that reflect an entity’s own assumptions about the assumptions that market.
To the extent that the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3. A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.
The Company evaluates assets and liabilities subject to fair value measurements on a recurring and nonrecurring basis to determine the appropriate level to classify them for each reporting period.
Cash equivalents include money market funds with original maturities of 90 days or less from the date of purchase. The fair value measurement of these assets is based on quoted market prices in active markets for identical assets and, therefore, these assets are recorded at fair value on a recurring basis and classified as Level 1 in the fair value hierarchy. As of December 31, 2019, cash equivalents held in money market funds totaled $31,060.

As of December 31, 2019, the Company did not have any assets or liabilities measured at fair value on a recurring basis using significant other observable inputs (Level 2) or on a recurring basis using significant unobservable inputs (Level 3).
As discussed further in Note 6, in connection with the Series A Preferred Stock financing, the Company issued a call option to the Series A Preferred Stock investor, that allowed the investor to purchase additional shares of Preferred Stock (the “Share Purchase Option”). The call option expired two years from the date of issuance. The Company recorded the fair value of the Share Purchase Option at fair value on the date of issuance. Fair value of the Share Purchase Option was evaluated each reporting period and changes in fair value were recorded in the accompanying consolidated statement of operations and comprehensive loss up through the date of exercise in February 2019. See Note 6 for further discussion on the accounting for the Share Purchase Option.
The Company determined the fair value of the Share Purchase Options using Level 3 inputs during the year ended December 31, 2019.
A rollforward of the fair value measurements of the Share Purchase Option for the year end December 31, 2019, is as follows:

Balance as of January 1, 2019	$4,367
Change in fair value included in other expense	903
Reclassification to stockholders’ deficit upon exercise	(5,270)
Balance as of December 31, 2019	$—
Capitalized Software Development Costs
Costs incurred to develop software applications used in the Company’s SaaS platform consist of certain direct costs of materials and services incurred in developing or obtaining internal-use computer software, and payroll and payroll-related costs for employees who are directly associated with, and who devote time to, the project. These costs generally consist of internal labor during configuration, coding, and testing activities. Research and development costs incurred during the preliminary project stage or costs incurred for data conversion activities, training, maintenance, and general and administrative or overhead costs are expensed as incurred. Once an application has reached the development stage, internal and external costs, if direct and incremental, are capitalized until the application is substantially complete and ready for its intended use. Qualified costs incurred during the operating stage of the Company’s software applications relating to upgrades and enhancements are capitalized to the extent it is probable that they will result in added functionality, while costs incurred for maintenance of, and minor upgrades and enhancements to, internal-use software are expensed as incurred.
Capitalized software development costs are amortized on a straight-line basis over their estimated useful life of three years. Management evaluates the useful lives of these assets on an annual basis and tests for impairment whenever events or changes in circumstances occur that could impact the recoverability of these assets.
During the year ended December 31, 2019, the Company capitalized $162 of software development costs, which is classified as an intangible asset on the accompanying consolidated balance sheet. The Company recorded amortization expense associated with its capitalized development costs of $182 for the year ended December 31, 2019. As of December 31, 2019, the capitalized internal-use software asset balance totaled $408.

Advertising Costs
Advertising costs are expensed as incurred. Advertising expense, which is included within sales and marketing expense in the consolidated statement of operations and comprehensive loss, was $17,997 for the year ended December 31, 2019.
Leases
The Company categorizes leases at their inception as either operating or capital leases. On certain lease arrangements, the Company may receive rent holidays or other incentives. The Company recognizes lease costs on a straight-line basis once control of the space is achieved, without regard to deferred payment terms, such as rent holidays, that defer the commencement date of required payments or escalating payment amounts. The difference between required lease payments and rent expense has been recorded as deferred rent. Additionally, incentives received are treated as a reduction of costs over the term of the agreement, as they are considered an inseparable part of the lease agreement.
Foreign Currency Translation
The Group operates in a multi-currency environment having transactions in such currencies as the U.S. dollar, Russian rubles, Czech koruna, euros, and others. The reporting currency of the Company is the U.S. dollar. The functional currency of the Company’s foreign subsidiaries is the U.S. dollar. Accordingly, all foreign currency transactions are measured initially in the functional currency of the recording entity by use of the exchange rate in effect at that date. At each subsequent balance sheet date, foreign currency denominated assets and liabilities of these international subsidiaries are remeasured into U.S. dollars using the exchange rates in effect at the balance sheet date or historical rates, as appropriate. Any differences resulting from the remeasurement of foreign denominated assets and liabilities of the international subsidiaries to the U.S. dollar functional currency are recorded within other income (expense) in the consolidated statement of operations and comprehensive loss. The foreign currency exchange loss included in other expense for the year ended December 31, 2019 was $733.
Income Taxes
The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the Company’s consolidated financial statements and tax returns. Deferred tax assets and liabilities are determined based upon the differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities and for loss and credit carryforwards, using enacted tax rates expected to be in effect in the year in which the differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance if it is more likely than not that these assets may not be realized.
The Company provides reserves for potential payments of tax to various tax authorities related to uncertain tax positions. Amounts recognized are based on a determination of whether a tax benefit taken by the Company is more likely than not to be sustained upon audit. The amount recognized is equal to the largest amount that is more than 50% likely to be sustained. Interest and penalties associated with such uncertain tax positions are recorded as a component of income tax expense. As of December 31, 2019, the Company has not identified any uncertain tax positions.
Net Loss Per Share
Net loss per share information is determined using the two-class method, which includes the weighted-average number of shares of common stock outstanding during the period and other securities that participate in dividends (a participating security). The Company considers the shares of Preferred Stock to be participating securities because they include rights to participate in dividends with the common stock.

Under the two-class method, basic net loss per share attributable to common stockholders is computed by dividing the net loss attributable to common stockholders by the weighted-average number of shares of common stock outstanding during the period. Diluted net loss per share attributable to common stockholders is computed using the more dilutive of (1) the two-class method or (2) the if-converted method. The Company allocates net income first to the holders of the Preferred Stock based on dividend rights under the Company’s certificate of incorporation and then to preferred and common stockholders based on ownership interests. Net losses are not allocated to preferred stockholders as they do not have an obligation to share in the Company’s net losses.
Diluted net loss per share gives effect to all potentially dilutive securities. Potential dilutive securities consist of shares of common stock issuable upon the exercise of stock options and shares of common stock issuable upon the conversion of the outstanding shares of Preferred Stock.
For the year ended December 31, 2019, the net loss attributable to common stockholders is divided by the weighted-average number of shares of common stock outstanding during the period to calculate diluted earnings per share. The dilutive effect of common stock equivalents has been excluded from the calculation as their effect would have been anti-dilutive due to the net losses incurred for the period.
The following potentially dilutive common stock equivalents have been excluded from the calculation of diluted weighted-average shares outstanding for the period presented:

Year ended December 31,
2019
Stock options outstanding	1,987,700
Shares of Preferred Stock	9,898,400
Stock-Based Compensation
The Company accounts for stock-based compensation awards in accordance with the provisions of ASC 718, Compensation—Stock Compensation, which requires the recognition of expense related to the fair value of stock-based compensation awards in the statements of operations. For service-based awards, the Company recognizes stock-based compensation expense on a straight-line basis over the requisite service period of the award with actual forfeitures recognized as they occur.
See Note 8 for further description of the Company’s stock-based compensation plans and a summary of the stock-based award activity for the year ended December 31, 2019.
Comprehensive loss
Comprehensive loss is comprised of two components: net loss and other comprehensive loss, which includes other changes in stockholders’ deficit that result from transactions and economic events other than those with stockholders. The Company had no items qualifying as other comprehensive loss; accordingly, comprehensive loss equaled total net loss for the year ended December 31, 2019.
Contingent Liabilities
The Company has certain contingent liabilities that arise in the ordinary course of business activities. The Company accrues for loss contingencies when losses become probable and are reasonably estimable. If the reasonable estimate of the loss is a range and no amount within the range is a better estimate, the minimum amount of the range is recorded as a liability. The Company does not accrue for contingent losses that, in its judgment, are considered to be reasonably possible, but not probable; however, it discloses the range of such reasonably possible losses.

Segment Information
Operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision maker, or decision making group, in making decisions on how to allocate resources and assess performance. The Company’s chief operating decision maker is the chief executive officer (“CEO”). The Company and the CEO view the Company’s operations and manage its business as one operating segment.
Emerging Growth Company Status
The Company is an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, or JOBS Act, and may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not "emerging growth companies." The Company may take advantage of these exemptions until the Company is no longer an "emerging growth company." Section 107 of the JOBS Act provides that an "emerging growth company" can take advantage of the extended transition period afforded by the JOBS Act for the implementation of new or revised accounting standards. The Company has elected to use the extended transition period for complying with new or revised accounting standards and, as a result of this election, its financial statements may not be comparable to companies that comply with public company effective dates. The Company may take advantage of these exemptions up until the last day of the year following the fifth anniversary of an offering or such earlier time that it is no longer an emerging growth company. The Company would cease to be an emerging growth company if it has more than $1.07 billion in annual revenue, has more than $700.0 million in market value of its stock held by non-affiliates (and it has been a public company for at least 12 months, and has filed one annual report on Form 10-K), or it issues more than $1.0 billion of non-convertible debt securities over a three-year period.
Recent Accounting Pronouncements
From time to time, new accounting pronouncements are issued by the FASB or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.
In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). ASU 2016-02 requires a lessee to recognize most leases on the balance sheet but recognize expenses on the income statement in a manner similar to current practice. The update states that a lessee will recognize a lease liability for the obligation to make lease payments and a right-to-use asset for the right to use the underlying assets for the lease term. Leases will continue to be classified as either financing or operating, with classification affecting the recognition, measurement, and presentation of expenses and cash flows arising from a lease. For public entities, ASU 2016-02 is effective for years beginning after December 15, 2018. For non-public companies, ASU 2016-02 is effective for the year ended December 31, 2021, and all interim periods thereafter. Early adoption is permitted. The Company plans to adopt this guidance in the year ended December 31, 2021. The Company is currently assessing the impact that adopting this guidance will have on its consolidated financial statements.
In June 2016, the FASB issued ASU 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. ASU 2016-13 requires that credit losses be reported as an allowance using an expected losses model, representing the entity's current estimate of credit losses expected to be incurred. The accounting guidance currently in effect is based on an incurred loss model. ASU 2016-13 affect loans, debt securities, trade receivables, net investments in leases, off balance sheet credit exposures, reinsurance receivables, and any other financial assets not excluded from the scope that have the contractual right to receive cash. ASU 2016-13 is effective for public entities for annual reporting periods beginning after December 15, 2019, including interim periods within those fiscal years. For non-public companies, ASU 2016-13 is effective for fiscal years beginning after

December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021. The Company plans to adopt this guidance in the year ended December 31, 2021. The Company is currently evaluating ASU 2016-13 and the potential impact on its consolidated financial statements and financial statement disclosures.
In August 2018, the FASB issued ASU No. 2018-15, Intangible-Goodwill and Other Internal-Use Software (Subtopic 350-40). ASU 2018-15 updates guidance regarding accounting for implementation costs associated with a cloud computing arrangement that is a service contract. The amendments under ASU 2018-15 are effective for public entities for years beginning after December 15, 2019, and interim periods within those years. For non-public companies, ASU 2081-15 is effective for the Company for annual reporting periods beginning after December 15, 2020, and interim periods within annual periods beginning after December 15, 2021, with early adoption permitted. The Company plans to adopt this guidance in the year ended December 31, 2021. The Company is currently assessing the impact that adopting this guidance will have on its consolidated financial statements.
In December 2019, the FASB issued ASU 2019-12, Income Taxes – Simplifying the Accounting for Income Taxes. The new guidance simplifies the accounting for income taxes by removing several exceptions in the current standard and adding guidance to reduce complexity in certain areas, such as requiring that an entity reflect the effect of an enacted change in tax laws or rates in the annual effective tax rate computation in the interim period that includes the enactment date. For public companies, the ASU is effective for years beginning after December 15, 2020, and interim periods within those years, with early adoption permitted. For non-public companies, the new standard is effective for years beginning after December 15, 2021, with early adoption permitted. The Company plans to adopt this guidance in the year ended December 31, 2021. The Company is currently assessing the impact that adopting this guidance will have on its consolidated financial statements.
3.Property and Equipment, Net
Property and equipment consist of the following:

As of December 31, 2019
Computer equipment	$2,305
Furniture and office equipment	688
Leasehold improvements	97
3,090
Less: accumulated depreciation and amortization	(1,485)
Property and equipment, net	$1,605
Depreciation and amortization expense related to property and equipment was $868 for the year ended December 31, 2019.

4.Accrued expenses
Accrued expenses consist of the following:

As of December 31, 2019
Employee compensation	$2,810
Vacation reserves	373
Other current liabilities	41
$3,224
5.Income Taxes
Loss before income taxes consists of the following:

Year Ended December 31,
2019
United States	$(11,527)
Foreign	1,825
Loss before income taxes	$(9,702)

The provision for income taxes in the accompanying consolidated financial statements is comprised of the following:

Year Ended December 31,
2019
Current taxes:
Federal	$—
Foreign	356
State	25
Total current taxes............................................................................	381
Deferred taxes:
Federal	-
Foreign	83
State	-
Total deferred taxes	83
Provision for income taxes	$464
The reconciliation of the United States statutory tax rate to the Company’s effective tax rate included in the accompanying consolidated statements of operations is as follows:

Year Ended December 31,
2019
Expected benefit from income taxes	21.0%
State taxes, net of federal benefit	3.4
Foreign income tax rate differential	(6.5)
Non-deductible expenses	(2.8)
Net impact of GILTI	(4.0)
Non-taxable income	19.3
Change in valuation allowance	(38.7)
Intercompany restructuring	3.5
Effective tax rate	(4.8)%
The Company’s effective tax rate differs from the statutory rate each year primarily due to the valuation allowance maintained against the Company’s net deferred tax assets, the jurisdictional earnings mix, and other permanent differences.
Interpretive guidance on the accounting for GILTI states that an entity can make an accounting policy election to either recognize deferred taxes for temporary basis differences expected to reverse as GILTI in future years or provide for the tax expense related to GILTI in the year the tax is incurred as a period expense only. The Company has made the accounting policy election to recognize GILTI as a period expense.
Deferred tax assets and liabilities reflect the net tax effects of net operating loss carryovers and the temporary differences between the assets and liabilities carrying value for financial reporting and the amounts used for income tax purposes. The Company’s significant deferred tax assets (liabilities) components are as follows:

Year Ended December 31,
2019
Deferred tax assets:
Net operating loss carryforwards	$9,638
Accruals and reserves	412
Stock based compensation	13
Intangibles	387
Gross deferred tax assets	10,450
Valuation allowance	(9,735)
Total deferred tax assets	715
Deferred tax liabilities:
Depreciation	(134)
Deferred commissions	(761)
Net deferred tax assets (liabilities)	$(180)
In assessing the ability to realize the Company’s net deferred tax assets, management considers various factors including taxable income in carryback years, future reversals of existing taxable temporary differences, tax planning strategies, and future taxable income projections to determine whether it is more likely than not that some portion or all of the net deferred tax assets will not be realized. Based on the negative evidence, including the worldwide cumulative losses that the Company has incurred, the Company has determined that the uncertainty regarding realizing its deferred tax assets is sufficient to warrant the need for a full valuation allowance against its worldwide net deferred tax assets.

As of December 31, 2019, the Company had U.S. federal net operating loss carryforwards of approximately $24.8 million. U.S. federal net operating loss carryforwards generated through December 31, 2017 of approximately $7.4 million expire at various dates through 2037, and U.S. federal net operating loss carryforwards generated in the tax years beginning after December 31, 2017 of approximately $17.4 million do not expire. As of December 31, 2019, the Company had U.S. state net operating loss carryforwards of approximately $11.8 million, substantially all of which expire at various dates through 2039. As of December 31, 2019, the Company had Cyprus net operating loss carryforwards of approximately $28.8 million that expire at various dates through 2024.
Under Section 382 of the U.S. Internal Revenue Code, if a corporation undergoes an ownership change, the corporation’s ability to use its pre-change net operating loss carryforwards to offset its post-change income and taxes may be limited. In general, an ownership change occurs if there is a 50 percent cumulative change in ownership of the Company over a rolling three-year period. Similar rules may apply under U.S. state tax laws. The Company has not conducted an assessment to determine whether there may have been a Section 382 ownership change from inception through December 31, 2019, however it does not believe it has experienced a restrictive ownership change. If a change in ownership were to have occurred during that period and resulted in the restriction of net operating loss carryforwards, the reduction in the related deferred tax asset would be offset with a corresponding reduction in the valuation allowance.
At December 31, 2019, the Company had no recorded liabilities for uncertain tax positions. In addition, at December 31, 2019, the Company had no accrued interest or penalties related to uncertain tax positions. The Company’s accounting policy is to recognize interest and penalties related to uncertain tax positions in income tax expense.
The Company files income tax returns in the U.S. federal tax jurisdiction, various state, and various foreign jurisdictions. The Company is currently open to examination under the statute of limitations by the Internal Revenue Service and state jurisdictions for the tax years ended 2016 through 2019. Since the Company is in a U.S. loss carryforward position, carryforward tax attributes generated in prior years may still be adjusted upon future examination if they have or will be used in a future period. Additionally, certain non-U.S. jurisdictions are no longer subject for income tax examinations by authorities for tax years before 2016.
No additional U.S. income taxes or foreign withholding taxes have been provided for any additional outside basis differences inherent in the Company’s foreign entities as these amounts continue to be indefinitely reinvested in foreign operations. The amount of any unrecognized deferred tax liability related to undistributed foreign earnings is not expected to be material.

6.Redeemable Convertible Preferred Stock and Stockholders’ Equity
As of December 31 2019, the total number of shares of all classes of stock which the Company shall have authority to issue was (i) 100,000,000 shares of common stock, par value $0.00001 per share, and (ii) 9,898,400 shares of Preferred Stock, par value $0.00001 per share, of which 3,379,400 shares are designated Series A Preferred Stock, 1,837,600 shares are designated Series A-1 Preferred Stock, and 4,681,400 shares are designated Series B Preferred Stock.
Stock Split
On December 19, 2019, the Company’s Board of Directors (the “Board”) approved a 100-for-1 stock-split of the Company’s common stock and preferred stock. Upon the effectiveness of the stock split, (i) every one share of common stock outstanding were increased to 100 shares of common stock, (ii) the number of shares of common stock into which each outstanding option to purchase common stock is exercisable was proportionally increased on a 100-for-1 basis, (iii) the exercise price of each outstanding option to common stock was proportionately decreased on a 100-for-1 basis, and (iv) every one share of each class of preferred stock outstanding were increased to 100 shares of preferred stock for the applicable class. All share and per share data shown in the accompanying consolidated financial statements and related notes have been retroactively revised to reflect the stock split.
Common Stock
Each share of common stock entitles the holder to one vote for each share on all matters submitted to a vote of the Company's stockholders at all meetings of stockholders and written actions in lieu of meetings.
Holders of common stock are entitled to receive dividends, when and if declared by the Board.
Preferred Stock
The holders of the Preferred Stock have certain rights, preferences, privileges and restrictions with respect to voting, dividends, liquidation and conversion as follows:
Voting Rights
The holders of the Preferred Stock are entitled to vote, together with the holders of common stock, on all matters submitted to stockholders for a vote. Each holder of Preferred Stock is entitled to one vote for each whole share of common stock into which the shares of Preferred Stock held by such holder are convertible at the date of record.
Conversion
Each share of the Preferred Stock, at the option of the holder, is convertible into a number of fully paid and non-assessable shares of common stock as determined by dividing the respective Original Issue Price of the Series A, Series A-1 and Series B Preferred Stock by the conversion price in effect at the time. As of December 31, 2019, the conversion price, which was equal to the Original Issue Price in all cases, is $2.37 for Series A Preferred Stock, $2.72 for Series A-1 Preferred Stock, and $5.13 for Series B Preferred Stock, and is subject to adjustment in accordance with anti-dilution provisions contained in the Company's Certificate of Incorporation.
Conversion is mandatory upon the closing of an initial public offering of at least 15% of the then outstanding shares of the Company’s common stock with gross proceeds to the Company of at least $80,000.
The Company evaluated each series of its Preferred Stock and determined that each individual series is considered an equity host. In making this determination, the Company’s analysis followed the whole instrument approach which compares an individual feature against the entire preferred stock instrument which includes that feature. The Company’s analysis was based on a consideration of the economic characteristics and risks of each series of Preferred Stock. More specifically, the Company evaluated all of the stated and implied substantive terms and features, including: (1) whether the Preferred Stock included redemption features, (2) how and when any redemption features could be exercised, (3) whether the holders of Preferred Stock were entitled to dividends, (4) the voting rights of the Preferred Stock and (5) the existence and nature of any conversion rights. As a result of the Company’s conclusion that the Preferred Stock represents an equity host, the conversion feature of all series of Preferred Stock is considered to be clearly and closely related to the associated Preferred Stock host instrument. Accordingly, the conversion feature of all series of Preferred Stock is not considered an embedded derivative that requires bifurcation.

The Company accounts for potential beneficial conversion features at the time of issuance. The Company’s common stock into which each series of the Company’s Preferred Stock is convertible had an estimated fair value less than the effective conversion prices of the Preferred Stock at the time of each of the issuances of Preferred Stock. Therefore, there was no intrinsic value on the respective commitment dates. In addition, the Company considered the other features included within the Preferred Stock and determined that none of the other features required bifurcation and separate accounting.
At December 31, 2019, there were 9,898,400 shares of the Company’s common stock that have been reserved for conversion of the outstanding shares of Preferred Stock.
Dividends
The holders of shares of Preferred Stock shall be entitled to receive noncumulative dividends, out of any assets legally available therefor, payable when, as, and if declared by the Company's Board of Directors. The Company may not pay any dividends on shares of common stock of the Company unless the holders of Preferred Stock then outstanding simultaneously receive dividends equal to 50% of the dividend declared. Any partial payment shall be made ratably among the holders of Preferred Stock in proportion to the payment each such holder would receive if the full amount of such dividends were paid.
Any additional dividends shall be distributed among all holders of common stock and all holders of Preferred Stock in proportion to the number of shares of common stock which would be held by each such holder if all shares of each such series of Preferred Stock were converted to common stock at the then effective conversion rate for such series of Preferred Stock.
Liquidation Preference
In the event of any liquidation, dissolution, or winding up of the Company, whether voluntary or involuntary, the holders of Series B Preferred Stock are entitled to receive an amount per share equal to the Original Issue Price, subject to appropriate adjustment, plus all dividends accrued or declared but unpaid (the “Series B Liquidation Amount”). No payment shall be made to the holders of Series A Preferred Stock, Series A-1 Preferred Stock or common stock unless and until full payment has been made to the holders of Series B Preferred Stock. If the funds available upon liquidation are insufficient to satisfy in full the Series B Liquidation Amount, the assets of the Company shall be shared ratably among the holders of the Series B Preferred Stock based upon their respective amounts, which would be payable with respect to the shares held by them if amounts were paid in full.
After payment has been made to the holders of Series B Preferred Stock, the holders of Series A and Series A-1 Preferred Stock are entitled to receive an amount per share equal to the Original Issue Price, subject to appropriate adjustment, plus all dividends accrued or declared but unpaid (the “Series A Liquidation Amount”). No payment shall be made to the holders of common stock unless and until full payment has been made to the holders of Series A and Series A-1 Preferred Stock. If the funds available upon liquidation are insufficient to satisfy in full the Series A Liquidation Amount, the assets of the Company shall be shared ratably among the holders of the Series A and Series A-1 Preferred Stock based upon their respective amounts, which would be payable with respect to the shares held by them if amounts were paid in full.
Thereafter, the remaining assets available for distribution shall be distributed among the holders of common stock, pro rata, based on the number of shares held by each such holder.
Redemption
At the discretion of the investor majority, the holders of the Series A and Series A-1 Preferred Stock may request that the Company redeem their shares in three equal installments at any time on or after March 6, 2022. The redemption price per share shall be equal to the greater of (i) the Original Issue Price of the Series A and A-1 Preferred Stock, less any Excess Dividends, and (ii) the fair market value, less any Excess Dividends. "Excess Dividend", as defined in the Company’s certificate of incorporation, means with respect to each share of Preferred Stock the amount constituting cumulative excess of the Preferred Dividends actually received by the holder(s) of such Preferred Stock over the amount of dividends that such holder(s) of such Preferred Stock would have received pro-rata with the Common Stock on an as-converted to Common Stock basis. Additionally, a redemption request may be made from September 6, 2021 through March 6, 2022 if the highest valuation of the Company proposed by any acquirer is less than $500 million and the stockholders (other than the holders of the Series A Preferred Stock and Series A-1 Preferred Stock) elected not to effect an Exit (as defined). If a redemption request is made pursuant to this provision, the redemption price per share shall be equal to the highest price per share of capital stock of the Company proposed by an Acquirer in an Exit Process.
If the Company does not have sufficient funds legally available to redeem all Preferred Shares to be redeemed at a redemption date or upon liquidation, then the Company will redeem or liquidate such shares ratably to the extent possible.
As the Series A and Series A-1 Preferred Stock may become redeemable upon an event that is outside of the control of the Company, the value of the Series A and A-1 Preferred Stock has been classified outside of permanent equity. The Company recorded all Series A and A-1 Preferred Stock at their respective transaction prices on the dates of issuance less issuance costs. The Company adjusts the carrying value of the Preferred Stock to the redemption value when it is probable that the redemption will occur. As of the date of issuance, and at each reporting period thereafter, the Company concluded that it was not probable that the Series A and A-1 Preferred Stock would become redeemable due to the likelihood of events outside the Preferred Stockholder’s control. As a result, the Company has not adjusted the carrying value of the redeemable convertible preferred stock.
The Series B Preferred Stock do not have redemption rights.
Share Purchase Option
In connection with the closing of the Series A Preferred Stock financing, the Company issued a Share Purchase Option to the Series A Preferred Stock investor that allowed the investor to purchase up to 1,837,600 additional shares of Preferred Stock with an exercise price of $2.72 per share. The Share Purchase Option had a term of two years from the issuance date of the Series A Preferred Stock. In February 2019, the investor exercised the Share Purchase Option in full for a total purchase price of $5,000.
The Company recorded the fair value of the Share Purchase Option on its consolidated balance sheet as the Share Purchase Option is a free-standing financial instrument that may require the Company to transfer equity upon exercise. The Share Purchase Option has been recorded at fair value on the date of issuance (February 2017). Changes in fair value of the Share Purchase Option was recognized as a component of other income, net in the consolidated statement of operations and comprehensive loss. The Company continued to adjust the fair value of the Share Purchase Option until the exercise of such option in February 2019.
The estimated fair value of the Share Purchase Option as of December 31, 2018 was $4,367. Upon exercise in February 2019, the estimated fair value of the Share Purchase Option was $5,270. For the year ended December 31, 2019, the Company recorded other expense of $903 related to the change in fair value of the Share Purchase Option. Upon exercise of the Share Purchase Option, the carrying value of the liability was reclassified to Series A-1 Preferred Stock.
The market approach was used to estimate the fair value of the Share Purchase Option at December 31, 2018 and at the exercise date in February 2019. This approach considers multiples of financial metrics based on guideline public companies with similar operating characteristics of the Company.

These multiples are then applied to the Company’s financial metrics to derive a range of indicated fair values. The Company utilized the Option Pricing Method, or OPM, to allocate the indicated total equity value of the Company fair value among the various holders of the Company’s capital stock (preferred stock, common stock, and options) to derive the values of the Share Purchase Option. The following table represents the key inputs used in the fair value calculation as of the date of exercise (February 20, 2019):

Risk free interest rate	2.50%
Time to exit (in years)	3.00
Expected volatility	40.9%
Expected dividend yield	0.00%
Fair value of Share Purchase Option (per share)	$ 2.87
Common Stock Reserved for Future Issuance
As of December 31, 2019, the Company had reserved the following shares of common stock for future issuance:

Conversion of Series A Preferred Stock	3,379,400
Conversion of Series A-1 Preferred Stock	1,837,600
Conversion of Series B Preferred Stock	4,681,400
Options reserved for future issuance	906,500
Options outstanding	1,987,700
Total authorized shares of common stock reserved for future issuance	12,792,600
n
7.Stock-Based Compensation
In 2019, the Board of Directors adopted the SEMrush Holdings, Inc. 2019 Stock Option and Grant Plan (the “Plan”), which provides for the grant of qualified incentive stock options and nonqualified stock options or other awards to the Company’s employees, officers, directors, advisors, and outside consultants for the purchase of up to 2,894,200 shares of the Company’s common stock. In July 2020, the Plan was amended to provide for the grant of qualified incentive stock options and nonqualified stock options or other awards to the Company’s employees, officers, directors, advisors, and outside consultants for the purchase of up to 3,387,924 shares of the Company’s common stock. Stock options generally vest over a 4‑year period and expire 10 years from the date of grant. Certain options provide for accelerated vesting if there is a change in control (as defined in the Plan). The Company generally issues previously unissued shares of common stock for the exercise of stock options. As of December 31, 2019, there were 906,500 shares available for future grant under the Plan.
The Company accounts for stock-based compensation in accordance with the provisions of ASC 718, which requires the recognition of expense related to the fair value of stock-based compensation awards in the statements of operations. For stock-based awards issued under the Company’s stock-based compensation plans to employees and members of the Board of Directors (the Board) for their services on the Board, the fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model as discussed further below. For service-based awards, the Company recognizes compensation expense on a straight-line basis over the requisite service period of the award with actual forfeitures recognized as they occur.
Given the absence of an active market for the Company’s common stock, the Board, the members of which the Company believes have extensive business, finance, and venture capital experience, were required to estimate the fair value of the Company’s common stock at the time of each grant of a stock-

based award. The Company and the Board utilized various valuation methodologies in accordance with the framework of the American Institute of Certified Public Accountants’ Technical Practice Aid, Valuation of Privately-Held Company Equity Securities Issued as Compensation, to estimate the fair value of its common stock. Each valuation methodology includes estimates and assumptions that require the Company’s judgment. These estimates and assumptions include a number of objective and subjective factors, in determining the value of the Company’s common stock at each grant date, including the following factors: (1) prices paid for the Company’s Preferred Stock, which the Company had sold to outside investors in arm’s-length transactions, and the rights, preferences, and privileges of the Company’s Preferred Stock and common stock; (2) valuations performed by an independent valuation specialist; (3) the Company’s stage of development and revenue growth; (4) the fact that the grants of stock-based awards involved illiquid securities in a private company; and (5) the likelihood of achieving a liquidity event for the common stock underlying the stock-based awards, such as an IPO or sale of the Company, given prevailing market conditions.
The Company believes this methodology to be reasonable based upon the Company’s internal peer company analyses, and further supported by several arm’s-length transactions involving the Company’s Preferred Stock. As the Company’s common stock is not actively traded, the determination of fair value involves assumptions, judgments, and estimates. If different assumptions were made, stock-based compensation expense, consolidated net income (loss) and consolidated net income (loss) per share could have been significantly different.
The Company has recorded stock-based compensation expense for stock options of $504 during the year ended December 31, 2019. The following table shows stock-based compensation expense by where the stock-based compensation expense is recorded in the Company’s consolidated statement of operations:

For the Year Ended December 31, 2019
Cost of revenue	$9
Sales and marketing	53
Research and development	58
General and administrative	384
Total stock-based compensation	$504
As of December 31, 2019, there was $2,178 of unrecognized compensation cost related to unvested common stock option arrangements granted under the Plan, which is expected to be recognized over a weighted-average period of 3.32 years.
The fair value of each option award was estimated on the date of grant using the Black-Scholes option-pricing model. As there is no public market for its ordinary shares, the Company determined the expected volatility for options granted based on an analysis of reported data for a peer group of companies that issued options with substantially similar terms. The expected volatility of options granted has been determined using an average of the historical volatility measures of this peer group of companies. The expected life of options granted to employees was calculated using the simplified method, which represents the average of the contractual term of the option and the weighted-average vesting period of the option. The Company uses the simplified method because it does not have sufficient historical option exercise data to provide a reasonable basis upon which to estimate expected term. The risk-free interest rate is based on a treasury instrument whose term is consistent with the expected life of the share option. The Company has not paid, nor anticipates paying, cash dividends on its ordinary shares; therefore, the expected dividend yield is assumed to be zero.

The weighted-average assumptions utilized to determine the fair value of options granted to employees are presented in the following table:

For the Year Ended December 31, 2019
Expected volatility	45.7%
Weighted-average risk-free interest rate	1.9%
Expected dividend yield	—
Expected life – in years	6.0
A summary of option activity under the Plan as of December 31, 2019, and changes during the year then ended are as follows:

	Number of Options	Weighted-Average Exercise Price (per share)	Weighted-Average Remaining Contractual Term (in years)
Outstanding at December 31, 2018	591,700	$1.24
Granted	1,437,100	3.70
Exercised	(41,100)	2.37
Forfeited	—	—
Outstanding at December 31, 2019	1,987,700	$ 2.99	9.04
Options exercisable at December 31, 2019	514,777	$ 1.59	7.88
The weighted-average grant-date fair value of options granted during the year ended December 31, 2019 was $1.70 per share. No tax benefits were realized from options during the year ended December 31, 2019.
The aggregate intrinsic value of options outstanding as of December 31, 2019 was $1,401.
The aggregate intrinsic value for options exercised during the year ended December 31, 2019 was $55.
The aggregate intrinsic value for options exercisable as of December 31, 2019 was $1,086.
The aggregate intrinsic value was calculated based on the positive difference, if any, between the estimated fair value of the Company’s common stock on December 31, 2018 and 2019, respectively, or the date of exercise, as appropriate, and the exercise price of the underlying options.
8.Commitments and Contingencies
The Company leases office facilities under noncancelable operating leases that expire at various dates through 2024. In addition, the Company has multi-year commitments with data centers. Some of these lease agreements contain escalating rent payments. Rent expense is recorded on a straight-line basis. Rent expense was $3,718 for the year ended December 31, 2019. The Company also has non-cancelable commitments related to its data centers.
Future minimum amounts payable as of December 31, 2019, under the office facilities operating leases and data center agreements are as follows:

Year Ending December 31,	Operating Leases
2020	$1,872
2021	710
2022	710
2023	710
2024	414
Total minimum lease payments	$4,416
In addition to the lease commitments above, the Company also has multi-year commitments with certain data providers. The Company is committed to spend approximately $973, $973, and $514 for the years ending December 31, 2020, 2021, and 2022, respectively, for data services.
Litigation
The Company, from time to time, may be party to litigation arising in the ordinary course of its business. The Company was not subject to any material legal proceedings during the year ended December 31, 2019, and, to the best of its knowledge, no material legal proceedings are currently pending or threatened.
Indemnification
The Company typically enters into indemnification agreements with customers in the ordinary course of business. Pursuant to these agreements, the Company indemnifies and agrees to reimburse the indemnified party for losses suffered or incurred as a result of claims of intellectual property infringement. These indemnification agreements are provisions of the applicable customer agreement. Based on when clients first sign an agreement for the Company’s service, the maximum potential amount of future payments the Company could be required to make under certain of these indemnification agreements is unlimited. Based on historical experience and information known as of December 31, 2019, the Company has not incurred any costs for the above guarantees and indemnities.
In certain circumstances, the Company warrants that its services will perform in all material respects in accordance with its standard published specification documentation in effect at the time of delivery of the services to the customer for the term of the agreement. To date, the Company has not incurred significant expense under its warranties and, as a result, the Company believes the estimated fair value of these agreements is immaterial.

9.Components of Other Expense (Income), Net
The components of other expense (income), net, are as follows:

For the Year Ended December 31,2019
Revaluation of Share Purchase Option	$903
Foreign currency exchange loss	733
Other income, net	(156)
Other expense, net	$1,480
10.Employee Benefit Plan
The Company maintains a defined contribution savings plan under Section 401(k) of the Internal Revenue Code (the “401(k) Plan”) covering all U.S. employees who satisfy certain eligibility requirements. The 401(k) Plan allows each participant to defer a percentage of their eligible compensation subject to applicable annual limits pursuant to the limits established by the Internal Revenue Service. The Company may, at the discretion of the Board of Directors, make contributions in the form of matching contributions or profit-sharing contributions. For the year ended December 31, 2019, the Company made matching contributions of $113 to the plan.
11.Segment and Geographic Information
Disclosure requirements about segments of an enterprise and related information establishes standards for reporting information regarding operating segments in annual financial statements and requires selected information of those segments to be presented in interim financial reports issued to shareholders. Operating segments are defined as components of an enterprise about which separate discrete financial information is available that is evaluated regularly by the chief operating decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance. The Company’s chief operating decision maker is the chief executive officer, Oleg Shchegolev. The Company and the chief executive officer view the Company’s operations and manage its business as one operating segment.
Geographic Data
The Company allocates, for the purpose of geographic data reporting, its revenue based upon the location of the customer. Total revenue by geographic area was as follows:

For the Year Ended December 31, 2019
Revenue:
United States	$42,159
United Kingdom	10,187
Other	39,763
Total revenue	$92,109

Property and equipment, net by geographic location consists of the following:

As of December 31, 2019
Property and equipment, net:
United States	$299
Russia	1,093
Cyprus	45
Czech Republic	168
Total assets	$1,605
12.Subsequent Events
The Company has completed an evaluation of all subsequent events after the audited balance sheet date of December 31, 2019 through November 23, 2020, the date this Registration Statement on Form S-1 was submitted to the SEC, to ensure that this filing includes appropriate disclosure of events both recognized in the financial statements as of December 31, 2019, and events which occurred subsequently but were not recognized in the financial statements. The Company has concluded that no subsequent events have occurred that require disclosure, except as disclosed within these financial statements and except as disclosed below.
Acquisition of Prowly.com
On August 27, 2020, the Company completed the acquisition of Prowly.com sp. z.o.o. for total consideration of approximately $3.9 million, subject to customary transaction adjustments, which includes the purchase price and ongoing employee retention in the form of cash and stock-based compensation. Prowly.com is a SaaS-based solution provider that offers public relations software.
Effects of COVID-19
The Company considered the potential effects of the novel strain of coronavirus (COVID-19) pandemic on the Company noting that it does not affect the Company’s consolidated financial statements as of December 31, 2019. However, in March 2020, the World Health Organization declared the outbreak of the novel coronavirus disease (“COVID–19”) a pandemic. COVID–19 has rapidly impacted market and economic conditions globally. In an attempt to limit the spread of the virus, various governmental restrictions have been implemented, including restrictions with respect to business activities and travel restrictions, and “shelter–at–home” orders, that may have, an adverse impact on the Company’s business and operations. In light of the evolving nature of COVID–19 and the uncertainty it has produced around the world, it is not possible to predict the COVID–19 pandemic’s cumulative and ultimate impact on the Company’s future business operations, results of operations, financial position, liquidity, and cash flows. The extent of the impact of the pandemic on the Company’s business and financial results will depend largely on future developments, including the duration of the spread of the outbreak both globally and within the U.S., the impact on capital, foreign currencies exchange and financial markets, and governmental or regulatory orders that impact the Company’s business, all of which are highly uncertain and cannot be predicted.
The Company will continue to actively monitor the current international and domestic impacts of and responses to COVID-19 and its related risks.

Shares

SEMrush Holdings, Inc.
Class A Common Stock

Through and including               , 2021 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
ITEM 13.    OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.
The following table sets forth all expenses to be paid by us, other than underwriting discounts and commissions, in connection with this offering. All amounts shown are estimates except for the SEC registration fee, the FINRA filing fee and the listing fee.

SEC registration fee		*
FINRA filing fee		*
listing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees		*
Miscellaneous fees and expenses		*
Total	$	*
__________________
*To be provided by amendment.
ITEM 14.    INDEMNIFICATION OF DIRECTORS AND OFFICERS.
Section 145 of the Delaware General Corporation Law authorizes a corporation’s board of directors to grant, and authorizes a court to award, indemnity to officers, directors, and other corporate agents.
Prior to the completion of this offering, we expect to adopt an amended and restated certificate of incorporation, which will become effective immediately prior to the completion of this offering, and which will contain provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for the following:
•any breach of their duty of loyalty to our company or our stockholders;
•any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;
•unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or
•any transaction from which they derived an improper personal benefit.
Any amendment to, or repeal of, these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission or claim that occurred or arose prior to that amendment or repeal. If the Delaware General Corporation Law is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of our directors will be further limited to the greatest extent permitted by the Delaware General Corporation Law.
In addition, prior to the completion of this offering, we expect to adopt amended and restated bylaws which will provide that we will indemnify, to the fullest extent permitted by law, any person who is or was a party or is threatened to be made a party to any action, suit or proceeding by reason of the fact that he or she is or was one of our directors or officers or is or was serving at our request as a director or officer of another corporation, partnership, joint venture, trust or other enterprise. Our amended and restated bylaws are expected to provide that we may indemnify to the fullest extent permitted by law any person who is or was a party or is threatened to be made a party to any action, suit or proceeding by reason of the fact that he or she is or was one of our employees or agents or is or was serving at our request as an employee or agent of another corporation, partnership, joint venture, trust or other enterprise. Our amended and restated bylaws will also provide that we must advance expenses incurred by or on behalf of a director or officer in advance of the final disposition of any action or proceeding, subject to very limited exceptions.
Further, prior to the completion of this offering, we expect to enter into indemnification agreements with each of our directors and executive officers that may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements will require us, among other things, to indemnify our directors and executive officers against liabilities that may arise by reason of their status or service. These indemnification agreements will also require us to advance all expenses incurred by the directors and executive officers in investigating or defending any such action, suit or proceeding. We believe that these agreements are necessary to attract and retain qualified individuals to serve as directors and executive officers.
The limitation of liability and indemnification provisions that are expected to be included in our amended and restated certificate of incorporation, amended restated bylaws, and in indemnification agreements that we enter into with our directors and executive officers may discourage stockholders from bringing a lawsuit against our directors and executive officers for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against our directors and executive officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be harmed to the extent that we pay the costs of settlement and damage awards against directors and executive officers as required by these indemnification provisions. At present, we are not aware of any pending litigation or proceeding involving any person who is or was one of our directors, officers, employees or other agents or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.
We have obtained insurance policies under which, subject to the limitations of the policies, coverage is provided to our directors and executive officers against loss arising from claims made by reason of breach of fiduciary duty or other wrongful acts as a director or executive officer, including claims relating to public securities matters, and to us with respect to payments that may be made by us to these directors and executive officers pursuant to our indemnification obligations or otherwise as a matter of law.
The underwriting agreement filed as Exhibit 1.1 to this registration statement provides for indemnification by the underwriters of the Registrant and its officers and directors for certain liabilities arising under the Securities Act and otherwise.
ITEM 15.    RECENT SALES OF UNREGISTERED SECURITIES.
The following list sets forth information regarding all unregistered securities sold by us in the past three years. No underwriters were involved in the sales and appropriate legends were affixed to the securities restricting transfer of such securities without registration under the Securities Act or an applicable exemption from registration.
(a) Reorganization
On December 19, 2019, SEMrush Holdings, Inc., a Delaware corporation, was incorporated and entered into a Contribution and Exchange Agreement with SEMrush CY, pursuant to which the holders of all outstanding shares of capital stock of SEMrush CY contributed those shares to SEMrush Holdings, Inc. in exchange for shares of capital stock of SEMrush Holdings, Inc. (the “2019 Share Exchange”). Upon the 2019 Share Exchange, the historical consolidated financial statements of SEMrush CY included in this prospectus became the historical consolidated financial statements of SEMrush Holdings, Inc. On December 27, 2019, we completed a series of transfer, assignment and assumption transactions pursuant to which, among other assets assigned from SEMrush CY to SEMrush Holdings, Inc. and SEMrush US Sub, each of SEMrush CY, SEMrush RU, SEMrush SM, and SEMrush US Sub became wholly owned subsidiaries of SEMrush Holdings, Inc. SEMrush CZ remains a wholly owned subsidiary of SEMrush US. Additionally, in August 2020, SEMrush completed its acquisition of Prowly. SEMrush CY, SEMrush RU, SEMrush SM, SEMrush US Sub, SEMrush CZ, and Prowly are collectively referred to herein as the “Subsidiaries”.
(b) Sale of Securities
The following list sets forth information regarding all unregistered securities sold by us since our inception on December 19, 2019 through the date of this registration statement.
1.On December 19, 2019, we issued to ten investors an aggregate of 31,530,900 shares of our common stock, 3,379,400 shares of our Series A redeemable convertible preferred stock, 1,837,600 shares of our Series A-1 redeemable convertible preferred stock, and 4,681,400 shares of our Series B convertible preferred stock in connection with the 2019 Share Exchange.
2.Since December 19, 2019, we issued to certain of our employees, consultants, and board members options to purchase an aggregate of 2,415,300 shares of our common stock at exercise prices ranging from $0.001 to $5.57, including 1,200,600 options issued resulting from the 2019 Share Exchange, in exchange for their services to us. Since December 19, 2019, we have issued 150,683 shares of our common stock upon the exercise of stock options pursuant to the 2019 Plan.
3.In August 2020, we granted restricted stock awards of 52,284 shares of our common stock under the 2019 Plan to former employees of Prowly in connection with their continued service to the Company following the acquisition of Prowly by the Company.
None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering. Unless otherwise stated, the sales of the above securities were deemed to be exempt from registration under the Securities Act in reliance on Section 4(a)(2) of the Securities Act or Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving any public offering or pursuant to benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the securities issued in these transactions. All recipients had adequate access, through their relationships with us, to information about us. The sales of these securities were made without any general solicitation or advertising.
ITEM 16.     EXHIBITS    AND FINANCIAL STATEMENT SCHEDULES.
(a)Exhibits.

Exhibit Number	Description

1.1*	Form of Underwriting Agreement.

3.1	Certificate of Incorporation of the Registrant, as currently in effect.

3.2*	Form of Amended and Restated Certificate of Incorporation of the Registrant to be in effect immediately prior to the completion of this offering.

3.3	Bylaws of the Registrant, as currently in effect.

3.4*	Form of Amended and Restated Bylaws of the Registrant to be in effect immediately prior to the completion of this offering.

4.1*	Form of Class A common stock certificate of the Registrant.

4.2	Investors’ Rights Agreement, dated December 19, 2019, by and among the Registrant and certain of its stockholders.

5.1*	Opinion of Goodwin Procter LLP.

10.1*	Form of Indemnification Agreement between the Registrant and each of its directors and executive officers.

10.2#*	Amended and Restated 2019 Stock Option and Grant Plan, and forms of agreements thereunder.

10.3#*	2021 Equity Incentive Plan, and forms of agreements thereunder.

10.4#*	2021 Employee Stock Purchase Plan, and form of agreements thereunder.

10.5	Agreement of Lease between the Registrant and BP Prucenter Acquisition LLC, dated November 19, 2018.

10.6	Lease Agreement between Semrush CZ s.r.o and 4P – Immo. Praha s.r.o., dated December 14, 2016, as amended by Amendment No. 1 to the Lease Agreement, dated May 12, 2017, as further amended by Amendment No. 2 to the Lease Agreement, as further amended by Amendment No. 3 to the Lease Agreement, dated May 25, 2018, as further amended by Amendment No. 4 to the Lease Agreement, dated September 13, 2019, as further amended by Amendment No. 5 to the Lease Agreement, dated May 28, 2020.
10.7	Lease Agreement between Krupyshev Mikhail Anatolievich and Semrush RU, LLC, dated May 1, 2020 (Floors Four and Five)
10.8	Lease Agreement between Volkov-Kitain Grigory Valentinovich and Semrush RU, LLC, dated May 1, 2020 (Floor Three).
10.9	Lease Agreement between Krupyshev Mikhail Anatolievich and Semrush RU, LLC, dated May 1, 2020 (Floors Two and Six)
10.10	Lease Agreement between Neshaminy Interplex, LLC and Semrush, Inc., dated March 31, 2016, as amended by Amendment No. 1 to the Lease Agreement, dated March 29, 2017, as further amended by Amendment No. 2 to the Lease Agreement, dated September 1, 2020.
10.11	Lease Agreement between Zbigniew Franciszek Oginski and Prowly.com Spokla z .o. o., dated March 29 2017, as amended by Amendment No. 1 to the Lease Agreement, dated July 1, 2020.
10.12#*	Senior Executive Incentive Bonus Plan

10.13#*	Non-Employee Director Compensation Policy

10.14#*	Form of Offer Letter between the Registrant and each of its executive officers.

21.1	Subsidiaries of the Registrant.

23.1*	Consent of Ernst & Young LLP, independent registered public accounting firm.

23.2*	Consent of Goodwin Procter LLP (included in Exhibit 5.1).

24.1*	Power of Attorney (included on signature page).
__________________
*    To be filed by amendment.
#    Indicates management contract or compensatory plan, contract or agreement.

(b)Financial Statement Schedules.
All schedules are omitted because the required information is either not present, not present in material amounts or is presented within the consolidated financial statements included in the prospectus that is part of this registration statement.
ITEM 17.    UNDERTAKINGS.
The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.
Insofar as indemnification by the Registrant for liabilities arising under the Securities Act of 1933, as amended, or the Securities Act, may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
The undersigned Registrant hereby undertakes that:
(1)For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.
(2)For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Boston, Massachusetts, on ____________.

SEMRUSH HOLDINGS, INC.

By:
Oleg Shchegolev Chief Executive Officer
POWER OF ATTORNEY
KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Oleg Shchegolev, Evgeny Fetisov, and Sharon Levine, and each of them, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign the Registration Statement on Form S-1 of SEMrush Holdings, Inc., and any or all amendments (including post-effective amendments) thereto and any new registration statement with respect to the offering contemplated thereby filed pursuant to Rule 462(b) of the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite or necessary to be done in connection therewith and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their, his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

	Chief Executive Officer and Director (Principal Executive Officer)	, 2020
Oleg Shchegolev

	Chief Operating Officer and Director	, 2020
Dmitry Melnikov

	Chief Financial Officer (Principal Accounting and Financial Officer)	, 2020
Evgeny Fetisov

	Director	, 2020
Roman Simonov

	Director	, 2020
Dylan Pearce

	Director	, 2020
Trynka Shineman Blake

	Director	, 2020
Mark Vranesh